
03045684

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Vault Minerals Inc.

*CURRENT ADDRESS Suite 430, 580 Hornby Street
P.O. Box 11032
Vancouver, BC V7Y 1G5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

FILE NO. 82- 1314 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 2/13/04

82-3M

D 2.

Financial Statements December 31, 2001.

VAULT SYSTEMS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Vault Systems Inc.

We have audited the balance sheets of Vault Systems Inc. as at December 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

March 7, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

VAULT SYSTEMS INC.
BALANCE SHEETS
AS AT DECEMBER 31

	2001	2000
ASSETS		
Current		
Cash	$ 423,849	$ 24,060
Receivables	5,396	11,619
Prepaid expenses	-	90,753
	429,245	126,432
Capital assets (Note 3)	-	43,951
License (Note 4)	-	500,000
	$ 429,245	$ 670,383
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 214,111	$ 24,079
Shareholders' equity		
Share capital (Note 5)	5,515,958	5,365,958
Subscriptions received in advance (Note 5)	93,000	-
Deficit	(5,393,824)	(4,719,654)
	215,134	646,304
	$ 429,245	$ 670,383

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

"J. Michael Mackey" Director   "David Rees" Director

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2001	2000
EXPENSES		
Amortization	$ 9,128	$ 7,300
Bank charges	3,526	851
Consulting fees	117,500	128,327
Investor relations	33,350	90,969
Listing and transfer agent fees	14,234	29,731
Management fees	45,000	52,500
Office and miscellaneous	6,024	13,682
Professional fees	113,596	121,219
Research and development	103,183	456,203
Travel	7,050	67,339
Loss before other items	(452,591)	(968,121)
OTHER ITEMS		
Interest income	24	19,137
Write-off of capital assets (Note 3)	(34,823)	-
Write-off of investment in license (Note 4)	(500,000)	-
Legal settlement (Note 7)	313,220	-
Write-down of mineral claims (Note 8)	-	(50,114)
Write-down of deferred exploration costs (Note 8)	-	(214,865)
	(221,579)	(245,842)
Loss for the year	(674,170)	(1,213,963)
Deficit, beginning of year	(4,719,654)	(3,505,691)
Deficit, end of year	$ (5,393,824)	$ (4,719,654)
Basic and diluted loss per share	$ (0.12)	$ (0.30)
Weighted average number of shares outstanding	5,522,439	4,013,515

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (674,170)	$ (1,213,963)
Items not affecting cash:		
Amortization	9,128	7,300
Write-off of capital assets	34,823	-
Write-off of investment in license	500,000	-
Write-down of mineral claims	-	50,114
Write-down of deferred exploration costs	-	214,865
Changes in non-cash working capital items:		
(Increase) decrease in accounts receivable	6,223	(11,411)
(Increase) decrease in prepaid expenses	90,753	(90,753)
Increase in accounts payable and accrued liabilities	190,032	58,326
Decrease in due to directors	-	(90,526)
Cash flows provided by (used in) operating activities	156,789	(1,076,048)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of license	-	(500,000)
Purchase of capital assets	-	(51,251)
Cash flows used in investing activities	-	(551,251)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital	150,000	1,650,000
Subscriptions received in advance	93,000	-
Cash flows provided by financing activities	243,000	1,650,000
Increase in cash during the year	399,789	22,701
Cash, beginning of year	24,060	1,359
Cash, end of year	$ 423,849	$ 24,060
Cash paid for interest during the year	$ -	$ -
Cash paid for income taxes during the year	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. During the current year, the Company was deemed to be inactive by the Canadian Venture Exchange ("CDNX") but is currently focused on the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	2001	2000
Deficit	$ (5,393,823)	$ (4,719,654)
Working capital	215,134	102,353

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates:

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

License

License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. During the current year, management decided to write-off the carrying value of the license (Note 4).

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

Stock-based compensation

The Company grants options pursuant to the policies of the CDNX as described in Note 6. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been presented as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Software	$ -	$ -	$ -	$ 1,134	$ 567	$ 567
Computer equipment	-	-	-	34,428	5,164	29,264
Furniture and office equipment	-	-	-	15,689	1,569	14,120
	$ -	$ -	$ -	$ 51,251	$ 7,300	$ 43,951

During the year ended December 31, 2001, management determined that the carrying value of the Company's capital assets should be written-off due to the termination of the support agreement with INToo Software Corporation (Note 4). Consequently, the unamortized balance for capital assets of $34,823 was written-off to operations.

4. LICENSE

The Company had entered into an agreement with INToo Software Corporation ("INToo") whereby the Company acquired a license to the eMedicalexplorer procurement technology. As consideration, the Company paid $500,000, and under certain terms and conditions, was to issue 7,000,000 common shares to INToo and related parties, and was to also issue a warrant enabling the holders to purchase a further 6,000,000 common shares exercisable for a period of two years at a price of $1.00 per share. During the current year, as some of the terms and conditions were not fulfilled, the agreement was terminated and accordingly no common shares or warrants were issued. Consequently, all costs related to the investment in the license have been written-off to operations.

5. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 1999	1,166,990	$ 3,537,285
Private placements – for cash	2,500,000	1,650,000
Debt settlement	940,381	178,673
Balance as at December 31, 2000	4,607,371	5,365,958
Exercise of share purchase warrants for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	$ 5,515,958

5. SHARE CAPITAL (cont'd...)

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2000, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000.

In February 2000, the Company issued 940,381 common shares at an agreed price of $0.19 per share to settle accounts payable in the amount of $178,673.

In April 2000, the Company issued 1,500,000 common shares at a price of $1.00 per share for total cash proceeds of $1,500,000.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

At December 31, 2001, the Company received subscriptions in the amount of $93,000 for 1,860,000 private placement units of the Company which were issued subsequent to year end (Note 12).

6. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the CDNX, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

At December 31, 2001, the Company was designated inactive, pursuant to the policies of the CDNX, and is prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options. A total of 180,000 stock options outstanding were held by principals of the Company at year end.

The following incentive stock options were outstanding at December 31, 2001:

Number of Shares	Exercise Price	Expiry Date
310,000	$ 1.55	February 21, 2002 (subsequently expired)

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	930,000	$ 0.18
Granted	310,000	1.55
Expired/cancelled	(930,000)	0.18
Exercised	-	-
Outstanding at December 31, 2000 and 2001	310,000	$ 1.55
Exercisable at December 31, 2001	130,000	$ 1.55

The following share purchase warrants were outstanding at December 31, 2001:

Number of Shares	Exercise Price	Expiry Date
1,500,000	$ 2.00	April 5, 2002

7. LEGAL SETTLEMENT

During the year ended December 31, 2001, a settlement was reached in a lawsuit for which the Company was a co-plaintiff seeking damages from professional and contractual relationships. The Company received net proceeds of $313,220 pursuant to the settlement agreement.

8. MINERAL PROPERTIES

The Company has maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims are located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the year ended December 31, 2000, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes previous costs incurred may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

The Company charges environmental protection costs and land rehabilitation program costs to operations in the year of incurrance. At this time, the Company does not foresee the necessity to make any material expenditures in this area.

9. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $112,500 (2000 - $120,000) to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $45,000 (2000 - $52,500) to a director of the Company.

c) Paid or accrued professional fees of $2,129 (2000 - $44,062) to a company with a director in common and a law firm in which a director is a partner.

d) Included in accounts payable at December 31, 2001 is $118,172 (2000 - $2,222) due to a company controlled by a director and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2001, there were no significant non-cash transactions.

The significant non-cash transaction for the year ended December 31, 2000 consisted of the Company issuing 940,381 common shares at an agreed price of $0.19 per share to settle accounts payable in the amount of $178,673.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2001		2000
Loss for the year	$	(674,170)	$	(1,213,963)
Income tax recovery at statutory rate	$	300,680	$	553,810
Non-deductible items for tax purposes		(8,968)		(3,330)
Write-off of capital assets		7,327		-
Write-down of mineral claims		-		(22,862)
Write-down of exploration costs		-		(98,021)
Unrecognized benefit of non-capital losses		(299,039)		(429,597)
Income tax recovery	$	-	$	-

11. INCOME TAXES (cont'd...)

The significant components of the Company's future income tax assets are as follows:

	2001	2000
Future income tax assets:		
Capital assets	$ -	$ 3,329
Non-capital loss carryforwards	764,110	517,570
Mineral properties written-off	155,320	170,254
	919,430	691,153
Valuation allowance	(919,430)	(691,153)
Net future income tax assets	$ -	$ -

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2001, the Company had approximately $1,837,000 in non-capital losses expiring at various dates beginning in 2002, which are available for carryforward to reduce future income for tax purposes. Subject to certain restrictions, the Company has further resource and development exploration expenditures totalling approximately $373,000 available to reduce taxable income of future years. The potential tax benefit of these losses has not been recorded in these financial statements.

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the following events occurred:

a) The Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

b) The Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004.

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	**Vault Systems Inc.**		
ISSUER ADDRESS:	**Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8**		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2001	**DATE OF REPORT:**	May 15, 2002

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND TH

"J. Michael Mackey"	J. Michael Mackey	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

2. Statements of Operations and Deficit for the fiscal quarters and year-to-date periods ended December 31, 2001 and 2000
3. Statements of Cash Flows for the fiscal quarters and year-to-date periods ended December 31, 2001 and 2000
4. Notes to Financial Statements as at December 31, 2001.

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 95,000
Other miscellaneous	8,183
	$ 103,183

2. Related party transactions

During the fiscal quarter under review the Company entered into the following transactions with related parties

- Included in accounts payable at December 31, 2001 is $ 118,172 (2000 - $ 2,222) due to a company controlled by a di

These transactions were in the normal course of operations and were measured at the exchange value that represented the amoun

3. Summary of securities issued and options granted during the period.

During the fiscal quarter under review, the Company received subscriptions in the amount of $ 93,000 for 1,860,000 units o

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at December 31, 2001		

	Options	Exercise price
Exercisable on or before February 21, 2002 *	310,000	$ 0.1.55 per share

* Expired subsequent to the fiscal period under review

d). Total number of shares in escrow or subject to a pooling agreement	**Number of shares**
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

VAULT SYSTEMS INC.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
DECEMBER 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General

   This discussion should be read in conjunction with the audited financial statements and related

2. Description of Business

   The Companies principal business is the development of software for the medical profession.

3. Discussion of Operations and Financial Condition

   The Company does not have operating revenues. Historically the Company has received reve

   During 2001 the Company raised $150,000 by way of exercising of outstanding warrants result

   The Company did not proceed with proposed transactions with INToo Software Corporation (IN

   The Company is financing the development of TeMR (Total Electronic Medical Record Solution

   The next step will be to raise funding by equity financing or joint venture partner/s to move forw

4. Subsequent Events

   See Note 12 of the financial statements.

5. Financing, Principal Purposes and Milestones

   During 2001 the Company raised $150,000 by way of the exercise of outstanding share purcha

6. Liquidity and Solvency

   The Company does not presently have sufficient financial resources to undertake commercializ

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2001	**DATE OF REPORT:**	May 15, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended December 31, 2001
SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 95,000
Other miscellaneous	8,183
	$ 103,183

2. Related party transactions

During the fiscal quarter under review the Company entered into the following transactions with related parties

- Included in accounts payable at December 31, 2001 is $ 118,172 (2000 - $ 2,222) due to a company controlled by a director and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

During the fiscal quarter under review, the Company received subscriptions in the amount of $ 93,000 for 1,860,000 units of the Company which were issued subsequent to the year end.

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

b). Issued and outstanding as at December 31, 2001

	Number of shares	$ Amount
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of warrants – for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	$ 5,515,958

c). Outstanding as at December 31, 2001	Warrants	Exercise price
Exercisable on or before April 5, 2002 *	1,500,000	$ 2.00 per share

* Expired subsequent to the fiscal period under review

	Options	Exercise price
Exercisable on or before February 21, 2002 *	310,000	$ 0.1.55 per share

* Expired subsequent to the fiscal period under review

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

MANAGEMENT DISCUSSION

Schedule C

1. General

This discussion should be read in conjunction with the audited financial statements and related notes

2. Description of the Business

The Companies principal business is the development of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues During 2001 the Company raised $150,000 by way of exercising of outstanding warrants resulting The Company did not proceed with proposed transactions with INToo Software Corporation (INToo) The Company is financing the development of TeMR (Total Electronic Medical Record Solution) and The next step will be to raise funding by equity financing or joint venture partner/s to move forward

4. Subsequent Events

See Note 12 of the financial statements.

5. Financing, Principal Purposes and Milestones

During 2001 the Company raised $150,000 by way of the exercise of outstanding share purchase

6. Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake commercialization.

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	**Vault Systems Inc.**		
ISSUER ADDRESS:	**Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8**		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	December 31, 2001	**DATE OF REPORT:**	May 15, 2002

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND TH

"J. Michael Mackey"	J. Michael Mackey	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/15
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

2. Statements of Operations and Deficit for the fiscal quarters and year-to-date periods ended December 31, 2001 and 2000
3. Statements of Cash Flows for the fiscal quarters and year-to-date periods ended December 31, 2001 and 2000
4. Notes to Financial Statements as at December 31, 2001.

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 95,000
Other miscellaneous	8,183
	$ 103,183

2. Related party transactions

During the fiscal quarter under review the Company entered into the following transactions with related parties

- Included in accounts payable at December 31, 2001 is $ 118,172 (2000 - $ 2,222) due to a company controlled by a di

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of c

3. Summary of securities issued and options granted during the period.

During the fiscal quarter under review, the Company received subscriptions in the amount of $ 93,000 for 1,860,000 units of the Com

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

* Expired subsequent to the fiscal period under review

	Options	Exercise price
Exercisable on or before February 21, 2002 *	310,000	$ 0.1.55 per share

* Expired subsequent to the fiscal period under review

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

Vault Systems Inc.
QUARTERLY AND YEAR END REPORT - FORM 51-901F
DECEMBER 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General

This discussion should be read in conjunction with the audited financial statements and related notes of the Com

2. Description of Business

The Companies principal business is the development of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the

During 2001 the Company raised $150,000 by way of exercising of outstanding warrants resulting in the issuan

The Company did not proceed with proposed transactions with INToo Software Corporation (INToo) to develo

The Company is financing the development of TeMR (Total Electronic Medical Record Solution) and expects a

The next step will be to raise funding by equity financing or joint venture partner/s to move forward to commerc

4. Subsequent Events

See Note 12 of the financial statements.

5. Financing, Principal Purposes and Milestones

During 2001 the Company raised $150,000 by way of the exercise of outstanding share purchase warrants.

6. Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR

D 1.

Financial Statements, December 31, 2000;

D1

VAULT SYSTEMS INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2000

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Vault Systems Incorporated

We have audited the balance sheet of Vault Systems Incorporated as at December 31, 2000 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The audited financial statements as at December 31, 1999 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated March 30, 2000.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

February 8, 2001

A Member of *SC INTERNATIONAL*

Suite 1200, Stock Exchange Tower, 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

VAULT SYSTEMS INCORPORATED
BALANCE SHEET
AS AT DECEMBER 31

	2000	1999
ASSETS		
Current		
Cash	$ 24,060	$ 1,359
Receivables	11,619	208
Prepaid expenses (Note 5)	90,753	-
	126,432	1,567
Mineral properties (Note 3)		
Mineral claims	-	50,114
Deferred exploration costs	-	214,865
	-	264,979
Capital assets (Note 4)	43,951	-
License (Note 5)	500,000	-
	543,951	-
	$ 670,383	$ 266,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,079	$ 144,426
Due to directors	-	90,526
	24,079	234,952
Shareholders' equity		
Share capital (Note 6)	5,365,958	3,537,285
Deficit	(4,719,654)	(3,505,691)
	646,304	31,594
	$ 670,383	$ 266,546

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

On behalf of the Board:

"J. Michael Mackey" Director   *"H. Barry Hemsworth"* Director

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INCORPORATED
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED DECEMBER 31

	2000	1999
EXPENSES		
Amortization	$ 7,300	$ -
Bank charges and interest	851	80
Consulting fees	128,327	2,000
Investor relations	90,969	-
Listing and transfer agent fees	29,731	7,775
Management fees	52,500	7,500
Office and miscellaneous	8,768	238
Printing	1,314	3,483
Professional fees	121,219	11,224
Rent	3,600	-
Research and development	456,203	-
Travel	67,339	-
Loss before other items	(968,121)	(32,300)
OTHER ITEMS		
Write-down of mineral claims (Note 3)	(50,114)	-
Write-down of deferred exploration costs (Note 3)	(214,865)	-
Interest income	19,137	-
	(245,842)	-
Loss for the year	(1,213,963)	(32,300)
Deficit, beginning of year	(3,505,691)	(3,473,391)
Deficit, end of year	$ (4,719,654)	$ (3,505,691)
Loss per share	$ (0.30)	$ (0.03)

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (1,213,963)	$ (32,300)
Items not affecting cash:		
Amortization	7,300	-
Write-down of mineral claims	50,114	-
Write-down of deferred exploration costs	214,865	-
Changes in non-cash working capital items:		
Increase in accounts receivable	(11,411)	(21)
Increase in prepaid expenses	(90,753)	-
Increase in accounts payable and accrued liabilities	58,326	3,865
Increase (decrease) in due to directors	(90,526)	29,673
Cash flows provided by (used in) operating activities	(1,076,048)	1,217
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of license	(500,000)	-
Purchase of capital assets	(51,251)	-
Cash flows used in investing activities	(551,251)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	1,650,000	-
Cash flows provided by financing activities	1,650,000	-
Increase in cash during the year	22,701	1,217
Cash, beginning of year	1,359	142
Cash, end of year	$ 24,060	$ 1,359
Cash paid for interest during the year	$ -	$ -
Cash paid for income taxes during the year	$ -	$ -

Supplemental disclosure for non-cash investing and financing activities (Note 9)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was in the process of exploring its mineral properties. In 1990, the Company changed its principal business to the development of computer oriented hardware and software. The Company was inactive from 1995 to a portion of 1999. During the year, the Company focused on business activity to the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	2000	1999
Deficit	$ (4,719,654)	$ (3,505,691)
Working capital (deficiency)	102,353	(233,385)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

In the year of acquisition, capital assets are amortized at 50% of the above rates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

License

License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3 year straight-line basis commencing in the year of commercialization of the related product.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options as described in Note 7. No compensation expenses is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Future income taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged more likely than not.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company formerly maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims were located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the current year, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes these costs may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value 2000	Net Book Value 1999
Software	$ 1,134	$ 567	$ 567	$ -
Computer equipment	34,428	5,164	29,264	-
Furniture and office equipment	15,689	1,569	14,120	-
	$ 51,251	$ 7,300	$ 43,951	$ -

5. LICENSE

During the year, the Company acquired a license from INToo Software Corporation ("INToo"), for a worldwide internet software solution for the medical profession and ancillary fields. As consideration, the Company paid $500,000, will issue 7,000,000 common shares to INToo, management and related parties and will also issue a warrant to purchase a further 6,000,000 common shares exercisable for a period of two years at a price of $1.00 per share, all of which is subject to regulatory approval.

The Company also entered into a support agreement for $70,000 per month, whereby INToo agreed to provide office space, a software development team, and other enhancements to further develop the eMedical Software Program. These amounts have been expensed to research and development. The support agreement, which was subject to regulatory approval, was subsequently terminated on January 1, 2001 and any future support will be paid for on a project to project basis.

Included in prepaid expenses is a $50,000 advance to INToo made under the support agreement which will be applied against future support services.

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 1998 and 1999	1,166,990	$ 3,537,285
Private placements – for cash	2,500,000	1,650,000
Debt settlement	940,381	178,673
Balance as at December 31, 2000	4,607,371	$ 5,365,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

6. SHARE CAPITAL (cont'd.....)

In January 2000, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000.

In February 2000, the Company issued 940,381 common shares at an agreed price of $0.19 per share to settle accounts payable in the amount of $178,673.

In April 2000, the Company issued 1,500,000 common shares at a price of $1.00 per share for total cash proceeds of $1,500,000.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at December 31, 2000:

Number of Shares		Exercise Price	Expiry Date
310,000	$	1.55	February 21, 2002

All of these options have vested and are exercisable by the holder.

Following is a summary of the stock option activity:

	Number of Shares		Weighted Average Exercise Price
Outstanding at December 31, 1998 and 1999	930,000	$	0.18
Granted	310,000		1.55
Expired/cancelled	(930,000)		0.18
Exercised	-		-
Outstanding at December 31, 2000	310,000	$	1.55

7. STOCK OPTIONS AND WARRANTS (cont'd.....)

Following is a summary of the status of options outstanding at December 31, 2000:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.55	310,000	1.14 years	$ 1.55	310,000	$ 1.55

The following share purchase warrants were outstanding at December 31, 2000:

Number of Shares	Exercise Price	Expiry Date
1,000,000	$ 0.15	January 31, 2001
1,500,000	1.00	April 5, 2001
6,000,000	1.00	August 23, 2002, subject to regulatory approval.

8. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2000, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $120,000 (1999 - $2,000) to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $52,500 (1999 - $7,500) to a director of the Company.

c) Paid or accrued professional fees of $44,062 (1999 - $Nil) to a company with a director in common and a law firm in which a director is a partner.

d) Included in accounts payable at December 31, 2000 is $2,222 (1999 - $58,939) due to a company controlled by a director and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES

The significant non-cash transaction for the year ended December 31, 2000 consisted of the Company issuing 940,381 shares of common stock at an agreed price of $0.19 per share to settle accounts payable in the amount of $178,673.

During the year ended December 31, 1999, there were no significant non-cash transactions.

10. FUTURE INCOME TAXES

Future tax assets and liability:

Future tax assets:		
Capital assets	$	3,329
Loss carryforwards		517,570
Mineral properties written-off		170,254
Valuation allowance		(691,153)
Total future tax assets after valuation allowance	$	-
Net future tax liability	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2000, the Company had approximately $1,135,000 in non-capital losses expiring at various dates beginning in 2001, which are available for carryforward to reduce future income for tax purposes. The potential tax benefit of these losses has not been recorded in these financial statements.

	2000	1999
Statutory income tax rate	(46.5.%)	(46.5.%)
Loss carried forward to future years	46.5.%	46.5.%
Effective tax rate	- %	- %

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2000, the following events occurred:

a) The Company issued 1,000,000 common shares for total proceeds of $150,000 pursuant to the exercise of share purchase warrants.

b) The Company terminated the support agreement with INToo (Note 5).

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER: Vault Systems Inc.

ISSUER ADDRESS: Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8

ISSUER TEL NO.: 604-222-4971 **ISSUER FAX NO.:** 604-222-2103

CONTACT PERSON: J. Michael Mackey **CONTACT POSITION:** President

CONTACT E-MAIL ADDRESS:

WEBSITE ADDRESS: www.vault-systems.com

FOR QUARTER ENDED: December 31, 2000 **DATE OF REPORT:** May 18, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/05/18
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/05/18
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER: Vault Systems Inc.

ISSUER ADDRESS: Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8

ISSUER TEL NO.: 604-222-4971 **ISSUER FAX NO.:** 604-222-2103

CONTACT PERSON: J. Michael Mackey **CONTACT POSITION:** President

CONTACT E-MAIL ADDRESS:

WEBSITE ADDRESS: www.vault-systems.com

FOR QUARTER ENDED: December 31, 2000 **DATE OF REPORT:** May 18, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/05/18
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/05/18
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended December 31, 2000
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Annual audited financial statements prepared on a comparative basis.

Vault Systems Inc.
For the quarter ended December 31, 2000
FINANCIAL INFORMATION
SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 350,000
Technological consulting	69,270
Other miscellaneous	36,933
	$ 456,203

2. Related party transactions

As per notes to annual audited financial statements included in Schedule A

3. Summary of securities issued and options granted during the period.

During the period under review, there were neither securities issued nor options granted.

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at December 31, 2000	4,607,371	$ 5,365,958

c). Outstanding as at December 31, 2000		Warrants	Exercise price
Exercisable on or before January 31, 2001		1,000,000	$ 0.15 per share
Exercisable on or before April 5, 2002	*	1,500,000	$ 2.00 per share
Exercisable on or before August 23, 2002	**	6,000,000	$ 1.00 per share
		8,500,000	

* Amended subsequent to the period under review. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

** Subject to Regulatory and Shareholder Approval and re-negotiation of the purchase agreement

	Options	Exercise price
Exercisable on or before February 21, 2002	310,000	$ 0.1.55 per share

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

Vault Systems Inc.
For the quarter ended December 31, 2000
FINANCIAL INFORMATION

MANAGEMENT DISCUSSION

Schedule C

The Company's principal business activity is the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operation in the future. As at December 31, 200 the Company maintained a working capital balance of $ 102,353.

In connection with it's business focus, on August 23, 2000 the Company acquired a license from INToo Software Corporation ("INToo"), to the e-Medical Explorer procurement technology, a worldwide Internet software solution for the medical profession and ancillary fields, for initial consideration in the amount of $500,000. The License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product. As additional consideration, the Company is to issue 7,000,000 shares to INToo, management and to related parties (based on a valuation in accordance with Canadian Venture Exchange policies). The Company is also to issue to INToo an additional 6,000,000 warrants, each entitling the holder to purchase one share at a price of $ 1.00 or such other price as acceptable to the Canadian Venture Exchange. (The Company is currently re-negotiating the purchase agreement for the eMedical explorer procurment system.)

During the fiscal year the Company paid $ 51,251 to acquire computer equipment and software, and furniture and office equipment to facilitate its business operations.

The Company formerly maintained interests in mineral claims located in the Queen Charlotte Islands, British Columbia. During 1988 the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the current year management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes these costs may be recovered. However, the ultimate resolution of this matter is uncertain at this time. There were no other material write-offs or write-down of assets.

The Company entered into a Support Agreement dated September 20, 2000 whereby it was to pay to INToo $ 70,000 per month for specific work performed and invoiced on the development of specific software solutions. $ 350,000 was paid to INToo for Research and Development under this agreement. The Support Agreement, which was subject to regulatory approval, was subsequently terminated on January 1, 2001 and any future support will be paid for on a project-by-project basis.

The company entered into transactions with related parties, including the payments of consulting, management and professional fees as disclosed in note 8 to the annual audited financial statements. These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

During the year the Company employed Netserve Communications Ltd. in consideration for $ 5,000 per month, to provide investor relations services ("IR"). During the fiscal year ended December 31, 2000 the Company expended $ 90,969 on IR, of which $ 55,950 was paid to Netserve Communications Ltd. for fees and disbursements. This agreement was terminated in December 2000.

There were no other material contracts or commitments

There are no material differences in the actual use of proceeds from previous disclosure regarding intended use of proceeds.

Subsequent to December 31, 2000 the following events occurred:

1. The Company issued 1,000,000 common shares for total proceeds of $ 150,000 pursuant to the exercise of share purchase warrants.
2. The Company terminated the support agreement with INToo.
3. The Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share.

A 1.

Certificate of Change of Name from Sussex Resources Inc. to Diamond Resources Inc.;

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

217074



Province of British Columbia

Ministry of Consumer and Corporate Affairs

REGISTRAR OF COMPANIES

03 NOV -3 AM 7:21

COMPANY ACT

Certificate

I HEREBY CERTIFY THAT

SUSSEX RESOURCES INC.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

DIAMOND RESOURCES INC.

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 26TH DAY OF NOVEMBER, 1980



L. G. HUCK
DEPUTY REGISTRAR OF COMPANIES



A 2.

Special Resolution (Form 21) authorizing change of name and altering the Memorandum;

FORM 21
(Section 371)

PROVINCE OF BRITISH COLUMBIA

Certificate of Incorporation No. ....

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: SUSSEX RESOURCES INC.

Date resolution passed: September 30th, 1980.

[see note (a)] Resolution:

IT IS HEREBY RESOLVED, as a Special Resolution that the name of the Company be changed to DIAMOND RESOURCES INC.

03 NOV -3 AM 7:21

Certified a true copy the 20th day of November, 1980.

RECEIVED
NOV 3 - 1980
REGISTRAR OF COMPANIES

(Signature) [signature]

(Relationship to Company) Solicitor

11-24-80 1341

FILED AND REGISTERED

NOV 26 1980

[NOTE.—
(a) Insert text of special resolution.
(b) See section 1 (1) for definition of "special resolution".]

A 3.

Certificate of Change of Name from Diamond Resources Inc. to Diamond International Industries Inc.

CANADA

PROVINCE OF BRITISH COLUMBIA

NUMBER

217074



Province of British Columbia

Ministry of Finance and Corporate Relations

REGISTRAR OF COMPANIES

COMPANY ACT

CERTIFICATE

I HEREBY CERTIFY THAT

DIAMOND RESOURCES INC.

HAS THIS DAY CHANGED ITS NAME TO THE NAME

DIAMOND INTERNATIONAL INDUSTRIES INC.

GIVEN, UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA

THIS 9TH DAY OF AUGUST, 1989



DAVID W. BOYD

REGISTRAR OF COMPANIES

A 4.

Special Resolution (Form 21) authorizing the change of name and altering the Memorandum;

PROVINCE OF BRITISH COLUMBIA

FORM 21
(Section 371)

Certificate of
Incorporation No. 217074

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: DIAMOND RESOURCES INC.

Date resolution passed: June 7, 1989

Resolution:

"UPON MOTION DULY MADE IT WAS UNANIMOUSLY RESOLVED, as a special resolution, that:

(a) the Company change its name from Diamond Resources Inc. to Diamond International Industries Inc.;

(b) the Memorandum of the Company be altered by deleting paragraph 1 thereof and substituting therefor the following:

"1. The name of the Company is "Diamond International Industries Inc." and

(c) the altered Memorandum of the Company be in the form presented to the meeting and attached hereto as Schedule "A"."

Certified a true copy on the 8th day of August, 1989.

R. MARK RUTLEDGE

(Relationship
to Company) SOLICITOR

SCHEDULE "A"

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

FORM 1
(Sections 5 and 241)

MEMORANDUM

(AMENDED)

OF

DIAMOND INTERNATIONAL INDUSTRIES INC.

(As altered by special
resolution passed June 7, 1989)

I wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is "Diamond International Industries Inc.".

2. The authorized capital of the Company consists of Thirty Million (30,000,000) shares without par value.

A 5.

Certificate of Change of name from Diamond International Industries Inc. to Vault Systems Inc.;


BRITISH
COLUMBIA

NUMBER: **217074**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

DIAMOND INTERNATIONAL INDUSTRIES INC.

has this day changed its name to

VAULT SYSTEMS INC.



Issued *under my hand at Victoria, British Columbia*
on December 02, 1999

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA

A 6.

Special Resolution (Form 21) authorizing change of name and consolidation of share capital and altering the Memorandum;

FORM 21

(Section 371)

Certificate of Incorporation No. 217074

COMPANY ACT

SPECIAL RESOLUTION

The following special resolutions were passed by the undermentioned Company on the date stated:

Name of Company: **DIAMOND INTERNATIONAL INDUSTRIES INC.**

Date Resolutions Passed: June 29, 1999

RESOLUTIONS:

1. "RESOLVED, AS A SPECIAL RESOLUTION, THAT the Company change its name to "Vault Systems Inc.".

2. "RESOLVED, AS A SPECIAL RESOLUTION, THAT the authorized capital be altered by consolidating all 30,000,000 shares without par value of which 9,335,923 shares are issued as fully paid and non-assessable shares, into 3,750,000 shares without par value of which 1,166,990.3 shares are issued as fully paid, every eight (8) of such shares before consolidation being consolidated into one (1) share."

3. "RESOLVED, AS A SPECIAL RESOLUTION, THAT the authorized capital be increased from 3,750,000 shares without par value of which 1,166,990.3 shares are issued as fully paid and non-assessable into 100,000,000 shares without par value of which 1,166,990.3 shares have been issued and outstanding as fully paid and non-assessable."

4. "RESOLVED, AS A SPECIAL RESOLUTION, THAT the Company adopt a new Memorandum in the form attached hereto."

CERTIFIED a true copy this 22nd day of July, A.D. 1999.

(Signature) ____________________

(Relationship to Company) Solicitor

AS ALTERED BY SPECIAL RESO-
LUTION PASSED JULY 22, 1999

AMENDED
PROVINCE OF BRITISH COLUMBIA

"COMPANY ACT"

MEMORANDUM

I wish to be formed into a Company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is "VAULT SYSTEMS INC.".

2. The authorized capital of the Company is One Hundred Million (100,000,000) common share without par value.

3. I agree to take the number and kind and class of shares in the Company set out opposite my name.

A 7.

Certificate of Name Change from Vault Systems Inc. to Vault Minerals Inc.;


BRITISH
COLUMBIA

NUMBER: **217074**

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

VAULT SYSTEMS INC.

has this day changed its name to

VAULT MINERALS INC.

Issued *under my hand at Victoria, British Columbia*
on June 18, 2003



JOHN S. POWELL
Registrar of Companies

A 8.

Special Resolution (Form 21) authorizing change of name and consolidation of share capital and altering the Memorandum



PROVINCE OF BRITISH COLUMBIA

FORM 19
(Section 348)

Certificate of
Incorp. No. 217074

COMPANY ACT

SPECIAL RESOLUTIONS

The following special resolutions were passed by the under mentioned Company on the date stated, namely:

Date Resolution Passed: May 16, 2003

Name of Company: Vault Systems Inc.

Resolutions:

IT WAS RESOLVED as a Special Resolution that:

1. (a) pursuant to section 223 of the *Company Act* of British Columbia, the name of the Company be changed from Vault Systems Inc. to Vault Minerals Inc.; and that

   (b) paragraph 1 of the Memorandum of the Company be altered to read as follows:

   "1. The name of the Company is Vault Minerals Inc.".

2. (a) all of the 100,000,000 common shares without par value, both issued and unissued, be consolidated into 16,666,666.66 common shares without par value, every six (6) of such shares before consolidation being consolidated into one share;

   (b) the authorized capital be increased from 16,666,666.66 common shares without par value to 100,000,000 common shares without par value; and

   (c) paragraph 2 of the Memorandum be altered to read as follows:

   "2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value.".

Pursuant to section 217 of the *Company Act* the altered Memorandum is attached hereto and marked Schedule "A".

Certified a true copy this 10th day of June, 2003.



Verlee Webb, Solicitor
#1600, 609 Granville Street
PO Box 10068, Pacific Centre
Vancouver, BC V7Y 1C3

Schedule "A"

PROVINCE OF BRITISH COLUMBIA

FORM 1

(Section 5)

COMPANY ACT

ALTERED MEMORANDUM

(As altered by Special Resolution passed on May 16, 2003.)

1. The name of the Company is Vault Minerals Inc.

2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value.

A 9.

Certificate of Incorporation of Sussex Resources Inc.;

CANADA
PROVINCE OF BRITISH COLUMBIA

NUMBER

217074



03 NOV -3 AM 7:21

Province of British Columbia

Ministry of Consumer and Corporate Affairs

REGISTRAR OF COMPANIES

COMPANY ACT

Certificate of Incorporation

I HEREBY CERTIFY THAT

SUSSEX RESOURCES INC.

HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

GIVEN UNDER MY HAND AND SEAL OF OFFICE

AT VICTORIA, BRITISH COLUMBIA,

THIS 29TH DAY OF SEPTEMBER, 1980





B. BECKWITH
ASST. DEPUTY REGISTRAR OF COMPANIES

A 10.

Memorandum and Articles;

A 10

COMPANY ACT

MEMORANDUM

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is "SUSSEX RESOURCES INC.".

2. The authorized capital of the Company consists of thirty million (30,000,000) shares without par value.

3. I agree to take the number of shares in the Company set opposite my name.

Full name, resident address and occupation of subscriber	Number and class of shares taken by subscriber
 George Neville Munro, 4450 Osler Street, Vancouver, B.C., Barrister and Solicitor	One (1) share without par value
Total shares taken	One (1) share without par value

DATED the 24th day of September, 1980.

FEES $ 131.00

217077

COMPANY ACT

MEMORANDUM

ALTERED

I wish to be formed into a company with limited liability under the Company Act in pursuance of this Memorandum.

1. The name of the Company is "SUSSEX RESOURCES INC."

2. The authorized capital of the Company consists of thirty million (30,000,000) shares without par value.

3. I agree to take the number of shares in the Company set opposite my name.

Full name, resident address and occupation of subscriber	Number and class of shares taken by subscriber
 George Neville Munro, 4450 Osler Street, Vancouver, B.C., Barrister and Solicitor	One (1) share without par value
Total shares taken	One (1) share without par value

DATED the 24th day of September, 1980.

29/9/80 93.39A

FILED AND REGISTERED

SEP 29 1980

M. A. Jorre de St. Jorre

REGISTRAR OF COMPANIES

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

of

SUSSEX RESOURCES INC.

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board", "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being;

"Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes the regulations made pursuant thereto;

"seal" means the common seal of the Company, if the Company has one;

"month" means calendar month;

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

1.2 Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3 Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.4 The definitions in the Company Act shall with the necessary changes and so far as applicable apply to these Articles.

1.5 Subject to Article 1.4, these Articles shall be construed in accordance with the Interpretation Act of British Columbia.

1.6 The regulations contained in Table A in the First Schedule to the Company Act shall not apply to the Company.

SHARES AND SHARE CERTIFICATES

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor a transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 If a share certificate:-

(i) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a

(ii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

A sum, not exceeding that permitted by the Company Act, as the Directors may from time to time determine, shall be paid to the Company for each certificate issued under this Article.

2.3 Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the Company Act.

2.5 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

ISSUE OF SHARES

3.1 Subject to Articles 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of or grant options on or otherwise deal in, shares authorized but not outstanding or share purchase Warrants at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25% of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

SHARE REGISTERS

4.1 The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of share. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of

its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3 The Company shall not at any time close its register of members.

SHARE TRANSFERS AND TRANSMISSIONS

5.1 Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, not exceeding that permitted by the Company Act, as the Directors may from time to time determine.

5.6 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

5.8 Any person who becomes entitled to a share as a result of the death or bankruptcy of any member, upon producing the evidence required by the Company Act, or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, upon producing such evidence as the Directors think sufficient that he is so entitled, may be registered as holder of the share or may transfer the share; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(i) creating shares with par value or shares without par value, or both;

(ii) increasing the number of shares with par value or shares without par value, or both, or

(iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 The Company may alter its Memorandum or these Articles:

(i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii) by special resolution and by otherwise complying with any applicable provisions of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares, and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Superintendent of Brokers, Insurance & Real Estate shall have consented to the resolution.

6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

SHARE PURCHASES AND REDEMPTIONS

7.1 Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase, redemption or acquisition shall be made if the Company is insolvent at the time of the proposed redemption, purchase or [illegible] if the proposed redemption, purchase or acquisition would render the Company

insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing shares from a bona fide employee or bona fide former employee of the Company pursuant to the requirements of the Company Act or the Company is purchasing or acquiring shares from dissenting members pursuant to the requirements of the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

7.2 If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend shall be paid thereon.

BORROWING

8.1 The Directors may from time to time on behalf of the Company:

(i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers must be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 The Company shall keep or cause to be kept a register of its indebedness to every director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings shall be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution (whether previous notice thereof has been given or not), to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at:

(i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the shares which may be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being,

10.5 The Chairman of the Board, if any, or in his absence the President of the Company or, in his absence, a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor the President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no director be present, the members present shall choose one of their number to be chairman.

10.7 The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion. Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

10.9 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. . The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.10 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

VOTES OF MEMBERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that particular meeting in respect of the share, he shall satisfy the directors of his right to vote the shares before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so

authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

11.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if

(i) the Company is at the time a reporting company, or

(ii) the member appointing the proxyholder is a corporation, or

(iii) the Company shall have at the time only one member, or

(iv) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote, and for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote,

and in all other cases a proxyholder must be a member.

11.8 A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting before which time proxies to be used at that meeting must be deposited, and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9 Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specific meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints
of failing him
as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the day of
and at any adjournment thereof.

Signed this day of , 19 .

(Signature of member).

11.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given, before the vote is taken.

11.11 Every proxy may be revoked by an instrument in writing

(i) executed by the member giving the same or by his attorney authorized in writing, or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law.

DIRECTORS

12.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act to become or act as a Director.

DIRECTORS: ELECTION, TERMINATION & REMOVAL

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective. A retiring Director shall be eligible for re-election.

13.2 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.3 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of the Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.4 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.5 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.6 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.7 The office of Director shall be vacated if the Director:

(i) resigns his office by notice in writing delivered to the registered office of the Company; or

(ii) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(iii) ceases to be qualified to act as a Director pursuant to the Company Act.

13.8 The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to-

(i) where the contract or transaction relates to a loan to the Company, that a Director or a specified corporation or specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan of any part of the loan;

(ii) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

(iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv) determining the remuneration of the Directors;

(v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(vi) the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer of employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be two Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

COMMITTEES

17.1 The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorom thereof.

17.2 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive a pension or gratuity after he ceases to hold such office or leaves the employment of the Company. The Directors may decide what functions and duties each officer shall

perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS, EMPLOYEES AND CERTAIN AGENTS

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Director may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

DIVIDENDS

20.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividends shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holde or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

RECORDS, DOCUMENTS AND REPORTS

21.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5 Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of such members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

SEAL

24.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(i) any two Directors, or

(ii) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(iii) if the Company shall have only one member, the President or the Secretary, or

(iv) such person or persons as the Director may from time to time by resolution appoint,

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, shares certificates, or other securities of the Company, whether in definitive or interim form, on whic facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.



Full name, resident address and occupation of subscriber	Number and class of shares taken by subscriber
George Neville Munro, 4450 Osler Street, Vancouver, B.C. Barrister and Solicitor	One (1) share without par value
Total shares taken	One (1) share without par value

DATED the 24th day of September, 1980.

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES

of

SUSSEX RESOURCES INC.

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board", "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being;

"Company Act" means the Company Act of the Province of British Columbia from time to time in force and all amendments thereto and includes the regulations made pursuant thereto;

"seal" means the common seal of the Company, if the Company has one;

"month" means calendar month;

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

1.2 Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

1.3 Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.4 The definitions in the Company Act shall with the necessary changes and so far as applicable apply to these Articles.

1.5 Subject to Article 1.4, these Articles shall be construed in accordance with the Interpretation Act of British Columbia.

1.6 The regulations contained in Table A in the First Schedule to the Company Act shall not apply to the Company.

SHARES AND SHARE CERTIFICATES

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 If a share certificate:-

(i) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a [illegible] in lieu thereof shall be issued to the person entitled to such

(iii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

A sum, not exceeding that permitted by the Company Act, as the Directors may from time to time determine, shall be paid to the Company for each certificate issued under this Article.

2.3 Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 Every share certificate issued by the Company shall be in such form as the Directors approve and shall comply with the Company Act.

2.5 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

ISSUE OF SHARES

3.1 Subject to Articles 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of or grant options on or otherwise deal in, shares authorized but not outstanding or share purchase Warrants at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed 25% of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

SHARE REGISTERS

4.1 The Company shall keep or cause to be kept a register of members, a register of transfers and a register of allotments within British Columbia, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors on behalf of the Company may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of share. The Directors on behalf of the Company may also appoint one or more trust companies, including the trust company which keeps the said registers of

its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places as the Directors may from time to time determine.

4.3 The Company shall not at any time close its register of members.

SHARE TRANSFERS AND TRANSMISSIONS

5.1 Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, not exceeding that permitted by the Company Act, as the Directors may from time to time determine.

5.6 In the case of the death of a member, the survivor or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

5.8 Any person who becomes entitled to a share as a result of the death or bankruptcy of any member, upon producing the evidence required by the Company Act, or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, upon producing such evidence as the Directors think sufficient that he is so entitled, may be registered as holder of the share or may transfer the share; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

ALTERATION OF CAPITAL

6.1 The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

(i) creating shares with par value or shares without par value, or both;

(ii) increasing the number of shares with par value or shares without par value, or both, or

(iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 The Company may by special resolution alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 The Company may alter its Memorandum or these Articles:

(i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii) by special resolution and by otherwise complying with any applicable provisions of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares, and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Superintendent of Brokers, Insurance & Real Estate shall have consented to the resolution.

6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

SHARE PURCHASES AND REDEMPTIONS

7.1 Subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase, redemption or acquisition shall be made if the Company is insolvent at the time of the proposed redemption, purchase or acquisition or if the proposed redemption, purchase or acquisition would render the Company

insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing shares from a bona fide employee or bona fide former employee of the Company pursuant to the requirements of the Company Act or the Company is purchasing or acquiring shares from dissenting members pursuant to the requirements of the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or series to be purchased.

7.2 If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend shall be paid thereon.

BORROWING

8.1 The Directors may from time to time on behalf of the Company:

(i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit;

(ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(iii) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers must be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 The Company shall keep or cause to be kept a register of its indebedness to every director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held within fifteen months from the date of incorporation and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings shall be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is or becomes a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the day, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution (whether previous notice thereof has been given or not), to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at:

(i) an extraordinary general meeting other than the conduct of and voting at, such meeting; and

(ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, approval of a motion to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the shares which may be voted at the meeting. If there is only one member the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member or proxyholder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an

10.5 The Chairmen of the Board, if any, or in his absence the President of the Company or, in his absence, a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor the President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no director be present, the members present shall choose one of their number to be chairman.

10.7 The chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the chairman may propose or second a motion. Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote.

10.9 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.10 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

VOTES OF MEMBERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that particular meeting in respect of the share, he shall satisfy the directors of his right to vote the shares before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so

authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the company personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a member may appoint a proxyholder.

11.4 In the case of joint registered holders of a share the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

11.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if

(i) the Company is at the time a reporting company, or

(ii) the member appointing the proxyholder is a corporation, or

(iii) the Company shall have at the time only one member, or

(iv) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote, and for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote,

and in all other cases a proxyholder must be a member.

11.8 A form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed. In addition to any other method of depositing proxies provided for in these Articles, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting before which time proxies to be used at that meeting must be deposited, and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing or by letter, telegram, telex or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or of any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part and votes given in accordance with such regulations shall be valid and shall be counted.

11.9 Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specific meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the chairman of the meeting shall approve:

(Name of Company)

The undersigned, being a member of the above named Company, hereby appoints
of failing him
as proxyholder for the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the Company to be held on the day of and at any adjournment thereof.

Signed this day of , 19 .

(Signature of member).

11.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given, before the vote is taken.

11.11 Every proxy may be revoked by an instrument in writing

(i) executed by the member giving the same or by his attorney authorized in writing, or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law.

DIRECTORS

12.1 The subscribers to the Memorandum of the Company are the first Directors. The Directors to succeed the first Directors may be appointed in writing by a majority of the subscribers to the Memorandum or at a meeting of the subscribers, or if not so appointed, they shall be elected by the members entitled to vote on the election of Directors and the number of Directors shall be the same as the number of Directors so appointed or elected. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive. The Directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act to become or act as a Director.

DIRECTORS: ELECTION, TERMINATION & REMOVAL

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective. A retiring Director shall be eligible for re-election.

13.2 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.3 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly-elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of the Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

13.4 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

13.5 Between successive annual general meetings the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional Director the number of Directors shall be increased accordingly.

13.6 Any Director may by instrument in writing delivered to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.7 The office of Director shall be vacated if the Director:

(i) resigns his office by notice in writing delivered to the registered office of the Company; or

(ii) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(iii) ceases to be qualified to act as a Director pursuant to the Company Act.

13.8 The Company may by special resolution remove any Director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to-

(i) where the contract or transaction relates to a loan to the Company, that a Director or a specified corporation or specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii) any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director;

(iii) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv) determining the remuneration of the Directors;

(v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(vi) the indemnification of any Director by the Company,

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer of employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or in his absence, the President shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3 A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities by means of which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex, or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director (i) who is at the time not in the Province of British Columbia or (ii) if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be two Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

COMMITTEES

17.1 The Directors may by resolution appoint an Executive Committee to consist of such member or members of their body as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to change the membership of, or fill vacancies in, said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it. The Executive Committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary. A majority of the members of said Committee shall constitute a quorom thereof.

17.2 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.3 The Executive Committee and any other committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such Committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

OFFICERS

18.1 The Directors shall, from time to time, appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 One person may hold more than one of such offices except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the Managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive a pension or gratuity after he ceases to hold such office or leaves the employment of the Company. The Directors may decide what functions and duties each officer shall

perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS, EMPLOYEES AND CERTAIN AGENTS

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Director may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

DIVIDENDS

20.1 The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividends shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

RECORDS, DOCUMENTS AND REPORTS

21.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes, and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2 The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order properly to record the financial affairs and condition of the Company and to comply with the Company Act.

21.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4 The Directors shall from time to time at the expense of the Company cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5 Every member shall be entitled to be furnished once gratis on demand with a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members, as the record date for the determination of such members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 Where no record date is so fixed for the determination of members as provided in the preceding Article the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

SEAL

24.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely,

(i) any two Directors, or

(ii) one of the Chairman of the Board, the President, the Managing Director, a Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(iii) if the Company shall have only one member, the President or the Secretary, or

(iv) such person or persons as the Director may from time to time by resolution appoint,

and the said Directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, shares certificates, or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.



Full name, resident address and occupation of subscriber	Number and class of shares taken by subscriber
George Neville Munro, 4450 Osler Street, Vancouver, B.C. Barrister and Solicitor	One (1) share without par value
Total shares taken	One (1) share without par value

DATED the 24th day of September, 1980.

A 11.

Annual Reports (Form 16) dated September 29, 2003 and September 29, 2002;



Ministry of Finance
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0217074

Filed and Registered on October 15, 2003

Company Name:
VAULT MINERALS INC.

Registered Office Address:

430 580 HORNBY ST
VANCOUVER BC
V6C3B6

Date of Incorporation, Amalgamation or Continuation:
September 29, 1980

Date of Annual Report:
September 29, 2003

This Company is a Reporting Company under the Company Act

Directors and Officers

Name	Residential Address & Postal Code
CHATER, ANDREW M.	6 DENHAM DRIVE RICHMOND HILL, TORONTO, ON , L4C 6J1
Director: Yes **Officer:** No	
HEMSWORTH, H. BARRY	3850 WESTRIDGE AVE WEST VANCOUVER BC , V7V 2H5
Director: Yes **Officer:** No	
MACKEY, J.MICHAEL	2084 WESTERN PARKWAY VANCOUVER BC , V6T 1V5
Director: Yes **Officer:** Yes **Title:** PRESIDENT	
REES, DAVID WILLIAM	12835 GILDEN STREET MADEIRA PARK BC , V0N 2H0
Director: Yes **Officer:** Yes **Title:** SECRETARY	
SCHMIDT, WILLIAM E.	2920 WEST 20TH AVENUE VANCOUVER BC , V6L 1H5
Director: Yes **Officer:** No	

End of Annual Report



Ministry of Finance
Corporate and Personal Property Registries

PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.fin.gov.bc.ca/registries

ANNUAL REPORT
(Form 16)

Incorporation Number:
BC0217074

Filed and Registered on October 22, 2002

Company Name:
VAULT SYSTEMS INC.

Registered Office Address:

430 580 HORNBY ST
VANCOUVER BC
V6C3B6

Date of Incorporation, Amalgamation or Continuation:
September 29, 1980

Date of Annual Report:
September 29, 2002

This Company is a Reporting Company under the Company Act

Directors and Officers

Name	Residential Address & Postal Code
HEMSWORTH, H. BARRY	3850 WESTRIDGE AVE WEST VANCOUVER BC , V7V 2H5
Director: Yes **Officer:** No	
MACKEY, J.MICHAEL	2084 WESTERN PARKWAY VANCOUVER BC , V6T 1V6
Director: Yes **Officer:** Yes **Title:** PRESIDENT	
REES, DAVID WILLIAM	12835 GILDEN STREET MADEIRA PARK BC , V0N 2H0
Director: Yes **Officer:** Yes **Title:** SECRETARY	
SCHMIDT, WILLIAM E.	2920 WEST 20TH AVENUE VANCOUVER BC , V6L 1H5
Director: Yes **Officer:** No	

End of Annual Report

A 12.

Notice of Directors (Form 8/9) dated July 10,, 2000 and May 16, 2003



Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd floor - 940 Blanshard Street
Victoria BC

Telephone 250 356-8626
Hours: 8:30 - 4:30 (Monday – Friday)

NOTICE OF DIRECTORS
FORM 8/9
(Sections 113 and 132) *Company Act*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. *Attach an additional sheet if more space is required.***
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address.** You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** *Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.*
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries.

B CERTIFICATE OF INCORPORATION NO.

217074

OFFICE USE ONLY – *DO NOT WRITE IN THIS AREA*

SENT TO REGISTRAR
Date July 4/03
Initials SK.

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt. Victoria BC V8W 9V3

A FULL NAME OF COMPANY

VAULT SYSTEMS INC.

C DATE OF CHANGE

YYYY /	MM /	DD
2003	05	16

D Full names of new directors appointed:

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*
CHATER	ANDREW M.

03 NOV -3 PM 7:23

E Full names of persons who have ceased to be directors:

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*
N/A	N/A

F Full names and addresses of all the officers of the company as at the date of change listed above:

LAST NAME	FIRST NAME & INITIALS *(IF ANY)*	RESDIENTIAL ADDRESS *(INCLUDE POSTAL / ZIP CODE)*
HEMSWORTH	H. Barry	3850 Westridge Avenue, West Vancouver, BC V7V 3H5
REES,	David William	12835 Gilden Street, Madeira Park, BC V0N 2H0
MACKEY	J. Michael	2084 Western Parkway, Vancouver, BC V6T 1V5
SCHMIDT	William E.	2920 West 20th Avenue, Vancouver, BC V6L 1H5
CHATER	Andrew M.	6 Denham Drive, Richmond Hill, Toronto, Ontario L4C 6J1

G CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

X [signature]

DATE SIGNED
YYYY / MM / DD
2003 / 07 / 04

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria, BC V8W 9V3
Telephone (250) 356-86260
Hours: 8:30 - 4:30 Monday to Friday

NOTICE OF DIRECTORS

FORM 8/9 (Sections 113 and 132)
COMPANY ACT



B. Certificate of Incorporation Number

217074

Office Use Only – Do Not Write in this Area

Freedom of Information and Protection of Privacy Act The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about the collection or use of this information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at (250) 356-0944, PO Box 9431 Stn Prov Govt, Victoria, BC V8V 9V3.

A. FULL NAME OF COMPANY

VAULT SYSTEMS INC.

C. DATE OF CHANGE
Y M D

2000 Jul 10

D. Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS (if any)
MACKEY	J. Michael

E. Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS (if any)
ROCHFORT	Terrence J.
DENTON	John N.

F. Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME & INITIAL (if any)	RESIDENTIAL ADDRESS (include postal/zip code)
HEMSWORTH	H. Barry	3850 Westridge Avenue, West Vancouver, BC V7V 3H5
REES	David William	12835 Gilden Street, Madeira Park, BC V0N 2H0
MACKEY	J. Michael	2084 Western Parkway, Vancouver, BC V6T 1V5

G. CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED
Y M D
01 · 04 · 20

B 1.

Notice, Information Circular, Proxy and President's Report for Annual and Special General Meeting held May 16, 2003;

VAULT SYSTEMS INC.
430 – 580 Hornby Street
Vancouver, British Columbia
Telephone: (604) 687-4456
Fax: (604) 687-0586

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that an Annual and Special General Meeting (the "Meeting") of the Members of **VAULT SYSTEMS INC.** (the "Company") will be held at 1600 - 609 Granville Street, Vancouver, British Columbia V7Y 1C3 on May 16, 2003 at 10:00 a.m., Vancouver time, for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ended December 31, 2002 together with the Auditor's Report thereon.
2. To fix the number of directors for the ensuing year at five (5).
3. To elect Directors for the ensuing year.
4. To appoint Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.
5. To consider, and if thought fit, pass, with or without amendment a special resolution consolidating the common shares of the Company on the basis of six (6) common shares before consolidation becoming one (1) common share after consolidation and thereafter increasing the number of authorized common shares of the Company to 100,000,000 common shares without par value, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.
6. To ratify, confirm and approve the agreement dated March 13, 2003 made between the Company and Goldaur Resources Inc. ("'Goldaur"), a privately held Ontario company, whereby the Company will acquire Goldaur, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.
7. To approve a special resolution to change the name of the Company to "Vault Minerals Inc." as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.
8. To approve the amendment of the Company's existing stock option plan and to set the maximum number of common shares for issuance pursuant to options thereunder at 20% of the issued and outstanding common shares of the Company upon completion of the proposed consolidation, acquisition and related transactions, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.
9. To transact such other business as may properly come before the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, you may still vote on the above items by submitting a Proxy. A form of Proxy has been provided in this package, together with an Information Circular. Please refer to the Notes to the Proxy for instructions on completing the Proxy. To be effective, the Proxy must be completed, dated, signed and returned within the time limits and in accordance with the instructions set out in the Notes.

As stated in the Notes to the Proxy, the enclosed Proxy is solicited by or on behalf of management of the Company, and the persons named as proxyholder are nominees selected by management. You may appoint another to represent you at the Meeting by striking out the names of the persons in the enclosed Proxy and inserting, in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia this 17th day of April, 2003.

BY ORDER OF THE BOARD

VAULT SYSTEMS INC.

"J. Michael Mackey"

J. MICHAEL MACKEY
President and Director

VAULT SYSTEMS INC.

430 – 580 Hornby Street
Vancouver, British Columbia
Telephone: (604) 687-4456
Fax: (604) 687-0586

INFORMATION CIRCULAR

(containing information as at April 16, 2003)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies (the "Proxies") by the Management of VAULT SYSTEMS INC. (the "Company") for use at the Annual and Special General Meeting (the "Meeting") to be held on May 16, 2003, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While the solicitation will be made primarily by mail, Proxies may be solicited personally or by telephone or facsimile by the regular employees of the Company at nominal cost. The cost of solicitation will be borne by the Company.

No person is authorized to give any information or to make any representations other than those contained in this Information Circular and, if given or made, such information or representations should not be relied upon as having been authorized.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of Proxy are nominees selected by the Company's Management. A shareholder has the right to appoint a person to represent and vote for the shareholder at the Meeting other than the persons designated in the enclosed form of Proxy. To exercise this right, a shareholder shall strike out the names of the persons named in the enclosed form of Proxy and insert the name of the shareholder's nominee in the blank space provided, or complete another proper instrument of Proxy. Such other person need not be a shareholder of the Company.

A Proxy must be signed by the shareholder or by the shareholder's attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. Evidence of the authority of such attorney or officer, as applicable, must accompany the Proxy.

The completed Proxy must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, located at 510 Burrard Street, Vancouver, British Columbia V6C 3B9 (the "Transfer Agent"), or with the Company's registered office, located at Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3 (the "Registered Office"), at least 48 hours before the time of the Meeting or any adjournment thereof at which the Proxy is to be used, excluding Saturdays, Sundays and holidays.

VOTING AND EXERCISE OF DISCRETION OF PROXIES

The securities represented by a Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon the securities will be voted accordingly.

In the absence of any instructions on how the securities represented by the Proxy are to be voted, the proxyholder will have discretionary authority to vote on such unspecified matters. The persons named in the enclosed form of Proxy intend to vote in favour of the motions proposed to be made at the Meeting as stated in the Notice and in this Information Circular.

The form of Proxy enclosed confers discretionary authority with respect to amendments or variations to the matters disclosed in the Notice and in this Information Circular, or any other matters which may properly be brought before the Meeting. At the time of the printing of this Information Circular, the Company's Management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, any amendments, variations or other matters which are not now known to the Company's Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxyholder on such matters.

REVOCATION OF PROXIES

A shareholder may revoke a proxy on any matter on which it has not been previously exercised:

(a) by depositing an instrument in writing executed by him or by his attorney authorized in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer, with evidence of the authority of such attorney or officer, as applicable, accompanying the Proxy (i) with the Transfer Agent or the Registered Office at any time up to and including the last business day before the day of the Meeting or any adjournment thereof at which the Proxy is to be used, or (ii) with the Chairman of the Meeting at the scheduled commencement of the Meeting or adjournment thereof at which time the Proxy is to be used, or

(b) in any other manner permitted by law.

Revocation of Proxies may also be done electronically. Shareholders who wish to revoke Proxies electronically are urged to contact the Transfer Agent to determine the availability, and instructions for the use, of this option.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) the directors or senior officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as a director of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or the appointment of Auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Company's authorized capital consists of 100,000,000 common shares without par value. On April 16, 2003 (the "Record Date"), there were 8,397,371 common shares issued and outstanding.

Unless otherwise permitted by law, only those shareholders of record holding common shares on the Record Date shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy. On any poll, each shareholder of record holding common shares on the Record Date is entitled to one vote for each

common share registered in his or her name on the list of shareholders as at the Record Date, which list will be available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company on the Record Date.

ADDITIONAL COPIES OF MEETING MATERIALS

Additional copies of the materials for the Meeting, comprising the Notice of Meeting, this Information Circular, the Company's Audited Financial Statements for the financial year ended December 31, 2002, together with the Auditor's Report thereon, the Company's Report to the Shareholders, and the form of Proxy, will be available from the Transfer Agent and the Registered Office during normal business hours.

PRESENTATION OF FINANCIAL STATEMENTS

The Company's Audited Financial Statements for the financial year ended December 31, 2002, together with the Auditor's Report thereon, and the Company's Report to the Shareholders, are being mailed to the shareholders of record together with this Notice of Meeting and Information Circular, and will be presented to the shareholders at the Meeting.

ELECTION OF DIRECTORS

The shareholders of the Company will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at five (5). The persons named in the enclosed Proxy intend to vote for a Board of Directors comprised of five (5) persons.

The persons identified below and named as candidates for directorship in the enclosed Proxy are nominees of management. The persons named in the enclosed Proxy intend to vote for the election of these management nominees. The names of further nominees for director may come from the floor at the Meeting. The Company has received no nominations for directors in response to the Advance Notice of Meeting published in accordance with the *Company Act* (British Columbia) (the "Company Act").

Each director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Company Act and the Articles of the Company.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name, Jurisdiction of Ordinary Residence[1] and Positions Held with the Company	Present Principal Occupation or Employment and During the Past Five Years[1]	Date First Elected or Appointed as a Director	No. of Voting Securities Beneficially Owned or Controlled as at Record Date[1]
J. MICHAEL MACKEY Vancouver, B.C. Canada **Director and President**	Management Consultant. Since July 10, 2000, President of Vault Systems Inc.	2000	Nil

Name, Jurisdiction of Ordinary Residence[1] and Positions Held with the Company	Present Principal Occupation or Employment and During the Past Five Years[1]	Date First Elected or Appointed as a Director	No. of Voting Securities Beneficially Owned or Controlled as at Record Date[1]
H. BARRY HEMSWORTH Vancouver, B.C. Canada **Director**	Barrister and Solicitor; Director of numerous public companies	2000	83,273
DAVID WILLIAM REES Madeira Park, B.C. Canada **Director & Secretary**	Businessman; Secretary of Vault Systems Inc.	1980	80,187
WILLIAM E. SCHMIDT Vancouver, B.C. Canada **Director**	Barrister and Solicitor	2002	20,000
ANDREW M. CHATER, B.Sc., Ph.D. Toronto, Ontario Canada **Director Nominee**	Professional Geologist; President of Teddy Bear Valley Mines, Limited	Nominee	Nil

(1) *The information as to jurisdiction of ordinary residence, principal occupation or employment during the past five years and the number of voting securities beneficially owned or controlled as at the Record Date for each of the nominees has been furnished by the respective nominees themselves. Five year disclosure of principal occupation or employment is not required if the proposed director was elected to his present term of office by a vote of securityholders at a meeting, the notice of which was accompanied by an information circular.*

The Company does not, at present, have an Executive Committee.

EXECUTIVE COMPENSATION

The information contained under this heading is provided in compliance with the requirements of Form 51-904F of the Rules promulgated pursuant to the *Securities Act* (British Columbia) and under equivalent provisions of the Securities Acts of all applicable jurisdictions.

During the financial year ended December 31, 2002, the Company had one (1) "Named Executive Officer", namely its President, Mr. J. Michael Mackey.

Definitions

For the purpose of this Information Circular:

"CEO" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets;

"Executive Officer" of the Company for the financial year, means an individual who at any time during the year was,

(a) the chair of the Company, if that individual performed the functions of the office on a full-time basis,

(b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis,

(c) the president of the Company,

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"Named Executive Officers" means,

(a) each CEO, despite the amount of compensation of that individual;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required under Form 51-904F for an executive officer whose total salary and bonus, as determined does not exceed $100,000; and

(c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

"Long Term Incentive Plan" ("LTIP's") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether the performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

"Stock Appreciation Right" ("SAR") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.

Summary Compensation Table for Named Executive Officer

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
J. Michael Mackey **President**	2002 2001 2000	Nil $67,500 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1) Based on the Company's financial year ending December 31.

Long Term Incentive Plans

No long term incentive plan awards were made by the Company or any subsidiary thereof to the Named Executive Officer during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

No stock options to acquire securities of the Company or any subsidiary thereof, or any stock appreciation rights, were granted to the Named Executive Officer during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recent Completed Financial Year and Financial Year End Option/SAR Values

No options were exercised and there were no options outstanding during the most recently completed financial year end.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year, there were no employment contracts between the Company or its subsidiaries and the Company's Executive Officers.

Compensation of Directors

Except as otherwise disclosed herein, there were no standard arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors were compensated by the Company or any subsidiary thereof for services in their capacity as a director (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts, during the most recently completed financial year, other than the granting of stock options.

There are no arrangements for compensation with respect to the termination of the directors in the event of a change of control of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Other than "routine indebtedness" as defined in BC Form 54-901F of the British Columbia Securities Commission, none of:

(a) the directors, executive officer or senior officers of the Company at any time since the beginning of the last financial year of the Company;

(b) proposed nominees for election as a director of the Company; or

(c) any associates or affiliates of the foregoing persons,

is or at any time since the beginning of the most recently completed financial year has been indebted to the Company or any subsidiary of the Company or is at any time since the beginning of the most recently completed financial year has been a person whose indebtedness is or has been the subject of a guarantee support agreement, letter of credit or other similar agreement or understanding provided by the Company or any subsidiary of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein or previously disclosed in an information circular, none of:

(a) the directors or senior officers of the Company;

(b) no proposed nominee for election as a director of the Company;

(c) any person holding 10% or more of the voting securities of any class of voting securities of the Company; or

(d) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company or any proposed transaction which has materially affected or will materially affect the Company or any subsidiary of the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to pass an ordinary resolution to re-appoint Davidson & Company, Chartered Accountants, located at the 12th Floor, 609 Granville Street, Vancouver, British Columbia, as auditors for the Company, to hold office until the next Annual General Meeting of the Shareholders at a remuneration to be fixed by the Board of Directors. Management of the Company recommends the re-appointment of Davidson & Company as auditors for the Company. The persons named in the enclosed Proxy intend to vote for such reappointment.

MANAGEMENT CONTRACTS

Management functions of the Company and any subsidiary thereof are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company or subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reactivation

The Company was declared inactive by the TSX Venture Exchange (the "TSE-VE" or the "Exchange") on November 22, 2001. Since that time the Company has been investigating various acquisitions for resource properties which would form the basis for its reactivation. The Company is now in a position to proceed with its reactivation and has entered into an agreement which would result in it acquiring various mineral interests in Ontario, as described in more detail below. The following describes the reactivation (the "Reactivation") that the Company is proposing to undertake.

Overview of Reactivation

On March 13, 2003, the Company entered into an agreement to acquire Goldaur Resources Inc. ("Goldaur"), a privately held Ontario company (the "Acquisition"). The proposed Acquisition is by way of statutory amalgamation under which a newly formed Ontario incorporated subsidiary of the Company would amalgamate with Goldaur. The resulting company will be a wholly owned subsidiary of the Company. Under the amalgamation Goldaur shareholders will receive an aggregate of 2,500,000 common shares (post-consolidation) of the Company and warrants entitling them to acquire an additional 2,500,000 common shares of the Company at a price equal to the lesser of $1.50 per share and 300% of the price per share at which the Company completes its first equity financing following the private placement of convertible notes referred to below. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raised

$1,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004. The Company will pay a finder's fee of 100,000 common shares on completion of the Acquisition.

In addition to the Acquisition described above, the Company will also undertake the following additional steps, subject to certain regulatory approvals:

1. As part of the reactivation, the Company will be completing a consolidation of its outstanding share capital on a six (6) old shares for one (1) new share basis. Accordingly, the Company will seek shareholder approval for a consolidation of its share capital on a 6:1 basis. This will consolidate all of the 8,397,371 currently issued shares into 1,399,561 post-consolidation shares. The Company will also seek shareholder approval to increase its post-consolidation authorized share capital to 100,000,000 common shares.

2. The Company will undertake a private placement of up to 5,200 one (1) year 8% Convertible Notes at a price of $100.00 per Note for aggregate principal proceeds of $520,000. The Notes will be convertible into units on the basis of one unit for every $0.20 of principal outstanding. Each unit will consist of a common share (post-consolidated) and a warrant entitling the holder to purchase an additional common share (post-consolidation) for two years at $0.30 per share. The Convertible Notes will be automatically converted upon completion of the Acquisition.

3. The Company will change its name to "Vault Minerals Inc." or such other name as the Registrar of Companies and the TSX-VE may approve, to more accurately reflect the business of the Company.

Shareholder and Regulatory Approval

The Reactivation is subject to TSX-VE approval which is in process of being sought. There is no assurance that such approval will be obtained.

The TSX-VE also requires that certain elements of the Reactivation be approved by the shareholders.

Shareholders should be aware that all of these transactions are interdependent and the Company may choose not to complete the Reactivation should some of these transactions not be approved by the shareholders. Therefore, careful consideration should be given to these matters before voting.

Acquisition of Goldaur Resources Ltd.

Goldaur is a private corporation duly incorporated and organized on January 16, 1997, and subsisting under the laws of the Province of Ontario.

Goldaur is the owner of the Attawapiskat Property consisting of 26 contiguous unpatented mining claims (6,464 hectares) comprising 404 units that are situated in the Attawapiskat area of northeastern Ontario. Goldaur also owns 27 contiguous claim units and has rights to acquire 33 more contiguous claim units, subject to certain royalties and future cash payments, that are collectively referred to as the Lebel Project, and are situated in the Kirkland Lake area, Ontario.

Following completion of the proposed Share Consolidation, Acquisition and Private Placement referred to under the heading *"Overview of Corporate Reactivation"*, the Company will have 6,599,561 shares outstanding (12,854,561 fully diluted). As such, Goldaur shareholders will hold 37.9% of the Company's outstanding common shares.

Shareholder Approval of Acquisition

The TSX-VE has required that the Company seek the approval of its shareholders by way of ordinary resolution, to the Acquisition. The shareholders of the Company will therefore be requested at the Meeting to approve the Acquisition by passing the following ordinary resolution, which requires an affirmative vote of a majority of the votes cast by shareholders at the Meeting:

"WHEREAS the Company is proposing to reactivate by undertaking a variety of transactions and has, in this regard, entered into an agreement (the "Acquisition Agreement") with Goldaur Resources Inc.;

AND WHEREAS the Acquisition Agreement provides that the Goldaur shareholders will receive an aggregate of 2.5 million common shares (post-consolidation) of the Company, 2.5 million warrants, and contingent rights to receive an additional 500,000 (post-consolidation) shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 (post-consolidation) shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004;

AND WHEREAS the Company wishes to secure such general and specific approvals for the Acquisition Agreement as required by the TSX-VE;

BE IT HEREBY RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the entering into and the execution of the Acquisition Agreement by a director on behalf of the Company, be ratified and confirmed;

2. the issuance of shares, warrants and rights of the Company as provided for in the Acquisition Agreement be approved;

3. the Company be authorized to abandon or terminate all or any part of the acquisition of Goldaur if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

4. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Director Discretion

The directors of the Company reserve the right to abandon the transactions contemplated in the above resolution should they deem it appropriate and in the best interest of the Company to do so.

Share Consolidation and Increase in Authorized Capital

Management proposes to present to the shareholders at the meeting, a special resolution to consolidate its share capital on the basis of one (1) new common share without par value for every six (6) existing common shares without par value and thereafter to increase the Company's authorized share capital back up to 100,000,000 common shares.

The completion of the share consolidation and increase in authorized capital is subject to TSX-VE approval.

Shareholder Approval of the Share Consolidation and Increase in Authorized Capital

The shareholders of the Company will be requested at the Meeting to approve the share consolidation and increase in authorized capital by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the Company would like to consolidate its share capital on the basis of one (1) new common share without par value for every six (6) existing common shares without par value;

AND WHEREAS the Company would like to thereafter increase the Company's authorized share capital to 100,000,000 common shares;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the share consolidation and increase in authorized capital as may be required by the *Company Act* (British Columbia) and the TSX-VE;

BE IT HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. all of the 100,000,000 common shares without par value, both issued and unissued, be consolidated into 16,666,666 common shares without par value, every six (6) of such shares before consolidation being consolidated into one share;

2. the authorized capital be increased from 16,666,666 common shares without par value to100,000,000 common shares without par value and that paragraph 2 of the Memorandum of the Company be altered accordingly;

3. the Company be authorized to abandon or terminate all or any part of the share consolidation and increase in authorized capital if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

4. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Director Discretion

The directors of the Company reserve the right to abandon the transactions contemplated in the "Share Consolidation and Increase in Authorized Capital" resolution should they deem it appropriate and in the best interest of the Company to do so.

Name Change

Management of the Company have determined that, assuming the Acquisition referred to above is approved by the shareholders, the name of the Company be changed to more accurately reflect the business of the Company.

Shareholder Approval of the Name Change

If the shareholders approve the Acquisition described above, Management of the Company will wish to change the name of the Company to "Vault Minerals Inc." to reflect its new business following completion of the Acquisition. If the shareholders do not approve the Acquisition and if the Company does not receive all regulatory approvals as are necessary for completion of the Acquisition, the change of name shall not proceed. Shareholders will therefore be asked to approve the name change by passing the following special resolution, which requires an affirmative vote of not less than three-quarters of the votes cast by shareholders at the Meeting:

"WHEREAS the Company is undergoing a reorganization which will include a change in the name of the Company;

AND WHEREAS the directors and officers wish to secure such general and specific approvals for the name change as may be required by the TSX-VE or pursuant to the Company Act;

IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION, THAT

1. the name of the Company be changed from Vault Systems Inc. to Vault Minerals Inc. or such other name as the Registrar of Companies and the TSX-VE may approve AND THAT paragraph 1 of the Memorandum of the Company be altered to read as follows:

   "1. The name of the Company is Vault Minerals Inc."

2. the Company be authorized to abandon or terminate all or any part of the name change if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and

3. any one of more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings as may be required to give effect to the true intent of this resolution."

Director Discretion

The directors of the Company reserve the right to abandon the transactions contemplated in the "Name Change" resolution should they deem it appropriate and in the best interest of the Company to do so.

Amendment of Stock Option Plan

The Company currently has a stock option plan (the "Option Plan") pursuant to which its directors, officers, employees and consultants may be granted options to acquire common shares of the Company as an incentive mechanism to foster their interest in the success of the Company and to encourage their proprietary ownership of the Company.

Pursuant to the policies of the TSX Venture Exchange, the Company is seeking shareholder approval to amend the Option Plan to accommodate recent changes to the Exchange's policy governing stock options, as well as to reset the number of common shares of the Company reserved for issuance pursuant to the Option Plan to be 20% of the issued and outstanding common shares of the Company upon completion of its proposed reactivation as described elsewhere in this Information Circular, as determined on the date of the Meeting. Some of the key provisions of the proposed Stock Option Plan are as follows:

(a) the Option Plan will reserve for issuance a fixed maximum number of common shares equal to 20% of the issued and outstanding common shares of the Company as determined on the date of the Meeting, with mandatory vesting to be determined at the time of option grant;

(b) no more than 5% of the common shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12 month period;

(c) no more than 2% of the common shares outstanding at the time of grant may be reserved for issuance to any Consultant (as defined by the Exchange) in any 12 month period;

(d) no more than an aggregate of 2% of the common shares outstanding at the time of grant may be reserved for issuance to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period;

(e) without disinterested shareholder approval, the number of common shares that may be reserved for issuance to the insiders of the Company (i) at the time of grant, or (ii) within a one year period, mat not exceed 10% of the outstanding Common Shares calculated at the time of the grant;

(f) the minimum exercise price of a stock option cannot be less than the applicable Market Price (as determined by the Exchange) of the common shares less any discount permitted pursuant to the Policies of the Exchange;

(g) disinterested shareholder approval must be obtained to reduce the exercise price of an option granted to a person who was an insider at the time of grant or is an insider at the time of amendment;

(h) options may have a maximum exercise period of five years, unless the Company is listed on Tier 1 of the Exchange in which event options may have a maximum exercise period of ten years;

(i) options are non-assignable and non-transferable; and

(j) the Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares.

Shareholders will be asked to approve the following ordinary resolution:

"**IT IS HEREBY RESOLVED THAT** subject to completion of the Company's proposed reactivation plan as described in this Information Circular, the Company's Stock Option Plan be amended to reserve for issuance an aggregate of 1,319,912 post-consolidation common shares for issuance pursuant to the Plan."

In order to be passed, a majority of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution. The persons named in the enclosed Proxy intend to vote for such resolution.

Other Matters to be Acted Upon

At the time of the printing of this Information Circular, the Company's Management is not aware of any other matters to be presented for action at the Meeting other than those referred to in the Notice. If, however, any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote on same in accordance with the best judgment on such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED this 17th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"J. Michael Mackey"

J. MICHAEL MACKEY
President and Director

"David William Rees"

DAVID WILLIAM REES
Secretary and Director

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OF VAULT SYSTEMS INC.

(the "Company")

TO BE HELD AT SUITE 1600 – 609 GRANVILLE STREET
VANCOUVER, BRITISH COLUMBIA V7Y 1C3
ON FRIDAY, MAY 16, 2003, AT 10:00 A.M

The undersigned member ("Registered Member") of the Company hereby appoints, J. MICHAEL MACKEY, the President and a Director of the Company, or failing this person, DAVID WILLIAM REES, the Secretary and a Director of the Company, or in the place of the foregoing, ______________________*(print the name)*, as proxyholder for and on behalf of the Registered Member with the power of substitution to attend, act and vote for and on behalf of the Registered Member in respect of all matters that may properly come before the aforesaid meeting of the Registered Members of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Member were present at the said Meeting, or any adjournment thereof.

The Registered Member hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Member as specified herein.

The undersigned Registered Member hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To appoint Davidson & Company, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor.		N/A	
2. To fix the number of directors for the ensuing year at (5) five.			N/A
3. To elect as Director - J. Michael Mackey		N/A	
4. To elect as Director - H. Barry Hemsworth		N/A	
5. To elect as Director - David William Rees		N/A	
6. To elect as Director - William E. Schmidt		N/A	
7. To elect as Director - Andrew M. Chater		N/A	
8. To pass, with or without amendment a special resolution consolidating the common shares of the Company on the basis of six (6) common shares before consolidation becoming one (1) common share after consolidation and thereafter increasing the number of authorized common shares of the Company to 100,000,000 common shares without par value.			N/A
9. To ratify, confirm and approve the agreement dated March 13, 2003 made between the Company and Goldaur Resources Inc. ("Goldaur"), a privately held Ontario company, whereby the Company will acquire Goldaur.			N/A
10. To approve a special resolution to change the name of the Company to "Vault Minerals Inc."			N/A
11. To approve the amendment to the existing stock option plan.			N/A
12. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.			N/A

THIS PROXY MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Member, or by your attorney duly authorized by you in writing, or, if the Registered Member is a corporation, it must either be under its common seal or signed by a duly authorized officer or officers.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Member, by Computershare Trust Company of Canada.

A Registered Member who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

A Registered Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Member had specified an affirmative vote; **OR**

(b) ***appoint another proxyholder,*** who need not be a Registered Member of the Company, to vote according to the Registered Member's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Member on any poll of a resolution that may be called for and, if the Registered Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, this Instrument of Proxy, when properly signed, confers discretionary authority with respect to amendments or variations of any of the resolutions set out on the Instrument of Proxy. In addition, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Member has submitted an Instrument of Proxy ***and wishes to***:

(a) ***revoke a previously submitted Proxy with a new Proxy***, the new Proxy must be deposited at any time up and including the last business day preceding the meeting or adjournment thereof at which the new Proxy is to be used, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof; **OR**

(b) ***attend the Meeting and vote in person,*** the Registered Member must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V7Y 1C3, and its fax number is (604) 683-3694.

B 2.

Notice, Information Circular and Proxy for Annual General Meeting held June 26, 2002;

03 ... -3 ... 7:21

VAULT SYSTEMS INC.

NOTICE OF ANNUAL & EXTRA-ORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extra-Ordinary General Meeting of Vault Systems Inc. (hereinafter called the "Company") will be held at 430 - 580 Hornby Street, in the City of Vancouver, Province of British Columbia, on Wednesday, the 26th day of June, A.D. 2002 at the hour of 10:30 o'clock in the forenoon (Vancouver time), for the following purposes:

(a) To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b) To set the number of directors at four (4);

(c) To elect directors (either by single resolution or separate votes as the Meeting decides);

(d) To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e) As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(f) To approve, as a special resolution, the stock option plan dated May 15, 2002, a copy of which is attached;

(g) To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Financial Statement, Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise May 22, 2002 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of May, A.D. 2002.

VAULT SYSTEMS INC.

INFORMATION CIRCULAR

ISSUED IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE ANNUAL AND EXTRA-ORDINARY GENERAL MEETING TO BE HELD ON THE 26TH DAY OF JUNE, 2002.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of Vault Systems Inc. (hereinafter called the "Company") of proxies to be used at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that this solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The cost of solicitation by management will be borne by the Company.

REVOCABILITY OF PROXY

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholders or by his attorney authorized in writing or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereat duly authorized, deposited at the business office of the Company at 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof and upon either of such deposits the proxy is revoked.

VOTING SHARES REPRESENTED BY THE PROXY

If the instructions of the shareholders given in the accompanying form of proxy are certain and the proxy is duly completed and delivered and has not been revoked the shares represented thereby will be voted on any poll except where the instruction of the shareholder is to withhold the vote. Where the shareholder has specified in the proxy a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specifications so made. WHENEVER A SHAREHOLDER HAS NOT SPECIFIED IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY A CHOICE AS TO HOW THE SHARES REPRESENTED BY THE PROXY ARE TO BE VOTED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ANY SUCH MATTER, OR FOR THE ELECTION OF THE DIRECTORS OR THE APPOINTMENT OF THE AUDITORS NOMINATED BY THE MANAGEMENT OF THE COMPANY, AS THE CASE MAY BE.
The accompanying form of proxy when duly completed and delivered and not revoked confers authority

upon the persons named as proxyholder therein to vote according to their discretion on any amendment or variations to any of the matters identified in the accompanying Notice of Meeting and to vote according to their discretion on any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company does not know of any amendments or variations to any of the matters identified in the accompanying Notice of Meeting or of any additional matters to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate of such persons or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the Meeting, involved in the normal business of the Meeting, or the general affairs of the company, save and except the special resolutions in respect to stock options as described herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company have had any material interest, direct or indirect in any material transaction of the Company since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect control of the Company or any of its subsidiaries, save and except:

(1) the incentive stock options described below;

(2) a private placement completed on January 8, 2002 whereby each of H. Barry Hemsworth, David Rees and the holding company of J. Michael Mackey's wife purchased 200,000 shares at $0.05 per share and received a share purchase warrant to purchase an additional 200,000 shares at a price of $0.10 per share up to January 8, 2003;

(3) a private placement completed on January 21, 2002 whereby H. Barry Hemsworth purchased 200,000 shares, David Rees purchased 400,000 shares and the holding company of J. Michael Mackey's wife purchased 300,000 shares at $0.10 per share and received a share purchase warrant to purchase the same number of shares at a price of $0.10 per share up to January 21, 2004.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares without par value of which 8,397,371 shares are issued and outstanding. There is one class of shares authorized only. Each share carries the right to one

vote so that the aggregate number of votes attaching to all the outstanding shares is 8,397,371.

Shareholders registered prior to the close of business on May 22, 2002 (the "record date") will be entitled to receive notice of the meeting and to attend and vote thereat. If a shareholder transfers common shares after said date or additional shares are issued, the person who acquires the common shares may vote these common shares at the meeting if, not later than June 15, 2002, that person requests the Company to add his or her name to the list of shareholders entitled to vote at the meeting and establishes that he or she owns the common shares. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly complete must be mailed or deposited at Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C. V6C 3B9 and must be received at that office not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for the holding of the Meeting.

To the best of the knowledge of the directors and officers of the Company, as of the date of this Information Circular, no person or company beneficially owns, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to all equity shares of the company, save and except:

Name and Address	Type of Ownership	No. of Shares Owned	Percentage of Shares Outstanding
DAVID REES Madeira Park, B.C.	Direct, Beneficial	1,070,187	12.74%

STATEMENT OF EXECUTIVE COMPENSATION

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
DAVID REES Former President/COO and Secretary	2001 20001 999	45,000 52,500 7,500	N/A	N/A	90,000 90,000 N/A	N/A	N/A	N/A

Annual Compensation					Long Term Compensation			
J. MICHAEL MACKEY President and Director	2001	67,500 (1)	N/A	N/A	N/A	N/A	N/A	N/A

(1) Received by an associated party.

Number of Executive Officers of the Company: 1

Aggregate cash consideration paid or payable to Executive Officers or associated parties for management services during the fiscal year for management services was $112,500. There are no directors stock options at this time.

The guidelines for determining the number of share of the company reserved for options are set out in policies of the B.C. Securities Commission and the policies of the TSX Stock Exchange.

ELECTION OF DIRECTORS

The directors of the Company are annually elected and hold office until the next Annual General Meeting of the Company or until their successors are appointed, unless a director ceases to hold office pursuant to Section 130 of the Company Act, R.S.B.C. 1996, Chapter 62, as amended, or his office is vacated pursuant to the Articles of the Company. In accordance with Section 111 of the said Company Act, Advance Notice of the Annual General Meeting was published in the Vancouver Province on April 29, 2002. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF AN OTHER PERSON OR PERSONS AS DIRECTORS.

The following table set out the information concerning management nominees for the office of Director, all of whom are ordinarily resident in Canada.

Name and Place of Residence	Term Expires	Past and Present Principal Occupation for last 5 Years	Period for which Nominee has been a Director of the Company	Approximate No. of shares Beneficially Owned Directly or Indirectly as at May 22, 2002
DAVID REES * Madeira Park, B.C. DIRECTOR AND COO	At the Next Annual General Meeting	Businessman; former President of Vault Systems Inc.	September 29, 1980 to Present	1,071,187
J. MICHAEL MACKEY * Vancouver, B.C. PRESIDENT AND DIRECTOR	At the Next Annual General Meeting	Businessman; President of Vault Systems Inc.	July 7, 2000 to Present	0
WILLIAM E. SCHMIDT Vancouver, B.C. NEW APPOINTMENT	At the Next Annual General Meeting	Barrister and Solicitor; Director of numerous public companies	New Appointment	21,676
H. BARRY HEMSWORTH * West Vancouver, B.C. DIRECTOR	At the Next Annual General Meeting	Barrister and Solicitor; Director of numerous public companies	January 24, 2000 to Present	761,091

* Member of the Audit Committee.

REMUNERATION OF MANAGEMENT AND OTHERS

During the fiscal year ended December 31, 2001, the aggregate management fees and consulting and professional fees paid to directors or officers or associated parties of the Company is $154,629.

No pension or retirement benefit plans have been instituted by the Company and none are proposed at this time.

During the past fiscal year, there were outstanding directors and employees stock option agreements with the following persons for the number of common shares as is set out opposite the name of each person:

Optionee	No. of Shares	Exercise Price $	Date of Grant	Expiry Date	No. of Shares Exercised
H. Barry Hemsworth	90,000	1.55	Feb. 21/00	Feb. 21/02	Nil
David Rees	90,000	1.55	Feb. 21/00	Feb. 21/02	Nil
John N. Denton	110,000	1.55	Feb. 21/00	Feb. 21/02	Nil
Terence Rochfort	20,000	1.55	Feb. 21/00	Feb. 21/02	Nil

None of the directors or senior officers of the company or associate or affiliate of any of them have been indebted to the Company since the beginning of the last completed financial year.

APPOINTMENT OF AUDITORS

It is intended to vote the proxy to appoint Davidson & Company, Chartered Accountants, of 1200 - 609 Granville Street, Vancouver, B.C. V7Y 1G6 as Auditors of the Company, and to authorize the directors to fix their remuneration. They have been auditors of the Company since 2001.

MANAGEMENT CONTRACTS

No person other than a director or executive officer or their holding company have a management contract with the Company.

OTHER MATTERS TO BE ACTED UPON

There shall be moved at the Meeting the following resolutions:

1. A special resolution, (1) to ratify and approve the exercise of any stock options granted to directors, officers and/or employees of the Company and/or its subsidiaries during the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options that the Company might see fit in their discretion to grant to directors, officers and/or employees of the Company and/or its subsidiaries during the forthcoming year at such prices and upon such terms as may be acceptable to the TSX Venture Exchange and to ratify the exercise of any options so granted, and (3) to authorize the directors to renegotiate or cancel any existing stock options.

2. Shareholders will be asked to consider and, if thought fit, to approve a stock option plan (the

"Plan"). Management is of the view that it is in the best interests of the Company to

implement the Plan. The Plan, if approved by the Shareholders and the TSX Venture Exchange (the "Exchange"), will become effective upon such approval.

The Plan has been prepared in accordance with the policies of the Exchange. It reserves 1,679,472 common shares for issuance pursuant to the exercise of options granted pursuant to the Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. At a minimum, unless the approval of the Exchange is received, options will vest in equal installments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option's expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option's expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares

under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any participant, or to one insider

and the insider's associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan. Other than outstanding stock options, the Company has no other compensation plans or arrangements in place and none are currently contemplated.

A copy of the Plan is attached to this Information Circular as Schedule "A".

The text of the resolution which Shareholders will be asked to consider is set forth below. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution. Additionally, the Plan is subject to the prior approval of the Exchange.

"BE IT RESOLVED THAT:

1. Subject to receipt of requisite regulatory approval, including the approval of the TSX Venture Exchange, the Company be authorized to establish and implement a Stock Option Plan consistent with the terms disclosed in the Company's Information Circular dated May 22, 2002.

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution."

3. An ordinary resolution to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company.

To pass the proposed special resolutions, an affirmative vote of not less than seventy-five (75%) per cent

of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

DATED this 22nd day of May, A.D. 2002.

BY ORDER OF THE BOARD OF DIRECTORS

VAULT SYSTEMS INC.

INSTRUMENT OF PROXY
SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned members of VAULT SYSTEMS INC. (hereinafter called the "Company") hereby appoints David Rees, a Director of the Company, or failing him, William E. Schmidt, the Solicitor of the Company, or instead of both of them ____________ as Proxy of the undersigned, with power of substitution, to attend and thereat to represent, vote and act for and on behalf of the undersigned in respect to all shares in the capital stock of the Company registered in the name of the undersigned in respect to all matters that may come before the Annual and Extra-Ordinary General Meeting of the members of the Company ("Meeting") to be held at 430 - 580 Hornby Street, Vancouver, British Columbia, on Wednesday, the 26th day of June, 2002 at the hour of 10:30 o'clock in the forenoon (Vancouver time), and at any and all adjournment(s) thereof, in the same manner to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof, and without limiting the general authorization and powers hereby given, the person(s) above named are specifically directed to vote upon the following matters as indicated:

1. To set the number of directors at four (4);

2. COMPLETE EITHER A, B OR C:

A. Vote for the election as Directors of all the nominees named in the Management Information Circular as Director; ( )

B. Do not vote to elect as a Director any of the nominees named in the Management Information Circular; ( )

C. Vote to elect as Directors only those nominees named in the Management Information Circular who are indicated below;

David Rees ( )
H. Barry Hemsworth ( )
J. Michael Mackey ( )
William E. Schmidt ( )

3. FOR ( ) WITHHOLD ( ) A resolution appointing Davidson & Company, Chartered Accountants, as Auditor for the ensuing year;

4. FOR ( ) AGAINST ( ) A resolution authorizing the Directors to fix the Auditors remuneration;

5. FOR ( ) AGAINST ( ) A special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange and (3) to authorize the directors to renegotiate or cancel any existing stock options;

6. FOR ( ) AGAINST ( ) A special resolution to approve the Stock Option Plan dated May 15, 2002, a copy of which is attached to the Information Circular dated May 22, 2002;

7. FOR ( ) AGAINST ( ) An ordinary resolution to ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

8. IN his discretion upon amendments or variations to matters identified in the Notice of Annual and Extra-Ordinary General Meeting of Members and upon such other business as may properly come before and be transacted as the Meeting, or any adjournment(s) thereof, without notice.

The undersigned hereby revokes any Instrument of Proxy heretofore given with respect to the said Meeting or any adjournment(s) thereof.

Each completed form of proxy to be used and voted at the Meeting must be delivered to the Company at Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, not less than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment(s) thereof, failing which it shall not be treated as being valid or effective. This proxy must be executed by the member or his attorney authorized in writing, or, if the member is a corporation, by an officer or attorney thereof duly authorized.

Members who are unable to be present at the Meeting are requested to COMPLETE, DATE, SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.

The undersigned hereby acknowledges receipt of the Notice of Annual and Extra-Ordinary General Meeting of Members and the Information Circular furnished herewith dated May 22, 2002.

A MEMBER HAS THE RIGHT TO APPOINT A PERSON WHO NEED NOT BE A MEMBER, TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSON(S) DESIGNATED IN THIS INSTRUMENT OF PROXY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON SHOULD STRIKE OUT THE PRINTED NAMES AND INSERT THE DESIRED PERSONS NAME AND ADDRESS IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THIS INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

DATED this _______ day of ____________________, A.D. 2002.

____

Members Signature

B 3.

Notice Information Circular and Proxy for Annual General Meeting held June 29, 2001;

VAULT SYSTEMS INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE is hereby given that the Annual General Meeting of the Members of VAULT SYSTEMS INC. (the "Company"), will be held at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, on Friday, the 29th day of June, 2001, at the hour of 10 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ending December 31, 2000 together with the Auditor's Report thereon.

2. To fix the number of Directors for the ensuing year at six (6).

3. To elect Directors for the ensuing year.

4. To ratify, confirm and approve the share option plan to be administered by the Company's Board of Directors, as more particularly described under the heading •Particulars of Other Matters to be Acted Upon•, in the accompanying Information Circular.

5. To approve amendments to the terms of any existing or future stock options to Insiders of the Company that may occur between now and the next annual general meeting of the Company, as more particularly described under the heading •Particulars of Other Matters To Be Acted Upon•, in the accompanying Information Circular.

6. To ratify, confirm and approve the changing of the Company's Auditors from KPMG, LLP, Chartered Accountants to Davidson & Company, Chartered Accountants, and to authorize the Directors to fix the remuneration to be paid to the Auditors, as more particularly described under the heading "Change of and Remuneration of Auditors", in the accompanying Information Circular.

7. To consider, and if thought fit, pass a special resolution approving a change in name of the Company to Medelink Systems Inc. or to such other name as may be acceptable to the Board of Directors of the Company and the regulatory authorities, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.

8. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Annual General Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 22nd day of May, 2001.

BY ORDER OF THE BOARD
VAULT SYSTEMS INC.

"J. Michael Mackey"
J. Michael Mackey
President and Chief Operating Officer

VAULT SYSTEMS INC.

INFORMATION CIRCULAR
(containing information as at May 15, 2001)

For the Annual General Meeting
To Be Held on June 29, 2001

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of VAULT SYSTEMS INC. (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are directors and/or officers of the Company. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR THE MEMBER ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE MEMBER'S NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA (FORMERLY MONTREAL TRUST COMPANY OF CANADA), 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, OR SENT BY FAX TO THE PROXY DEPARTMENT, COMPUTERSHARE TRUST COMPANY OF CANADA, AT (604) 683-3694, OR DEPOSITED WITH THE REGISTERED OFFICE OF THE COMPANY AT SUITE 430 – 580 HORNBY STREET, VANCOUVER, BRITISH COLUMBIA, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The Instrument of Proxy must be signed by the Member or by the Member's attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer. Evidence of such authorization must accompany the Instrument of Proxy.

A Member who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Member or by the Member's attorney authorized in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer, and deposited with the Registered Office of the Company at Suite 430 – 580 Hornby Street, Vancouver, British Columbia, or with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, at any time up to and including the last business day preceding the day of the Meeting (but prior to the commencement thereof), or any adjournment thereof. Upon any such deposits, the proxy is revoked. In addition, an instrument of proxy may be revoked by the Member personally attending the Meeting and revoking the proxy in writing.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Member in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 100,000,000 common shares without par value. On May 15, 2001, 5,607,371 shares were issued and outstanding, each share carrying the right to one vote.

Only those Members of record on May 15, 2001, holding common shares, who either personally attend the Meeting or any adjournment thereof, or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their shares voted at the Meeting or any adjournment thereof.

Each Member is entitled to one vote for each common share registered in his/her name on the list of Members, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, only the following persons own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member[1]	Number of Shares	Percentage of Issued and Outstanding
CDS & Co.	1,970,033	35.13%
Pralin Trading SA	842,000	15.02%

1. *Management of the Company is unaware of the beneficial owners of the shares.*

The above information was supplied by the Registrar and Transfer Agent and by management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending December 31, 2000 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Members at the Annual General Meeting. The Financial Statements, together with the Auditor's Report thereon, and the

Directors' Report to Members are being mailed to Members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or the Company's Registered Office, Suite 430 – 580 Hornby Street, Vancouver, British Columbia, V6C 3B6.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a board of directors comprised of six (6) persons.

The six persons identified as candidates for directorship in the enclosed Instrument of Proxy are the nominees of management. The names of further nominees for directors may come from the floor at the meeting. The Company has received no nominations for directors pursuant to Sections 153 and 154 of the Company Act, (British Columbia) as set out in the Advance Notice of Meeting published in The Province on May 4, 2001.

Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

The following table set forth the name of each person proposed to be nominated by Management of the Company for election as a director, his principal occupation, business or employment, his current position held with the Company, if any, the period of time for which he has been a director of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, or subject to control or direction, by such person as of May 15, 2001.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name, Country of Ordinary Residence and Other Positions if any held with the Company	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
J. MICHAEL MACKEY Vancouver, B.C. Canada **Director, President & Chief Operating Officer**	Management Consultant. Since July 10, 2000, President of Vault Systems Inc.	2000	Nil
H. BARRY HEMSWORTH Vancouver, B.C. Canada **Director**	Barrister and Solicitor, Director of numerous public companies	2000	361,091
DAVID WILLIAM REES Madeira Park, B.C. Canada **Director & Secretary**	President (until July 10, 2000) and Secretary of Vault Systems Inc.	1980	670,187
DR. BRIAN DAY Vancouver, B.C. Canada **Nominee**	Medical Surgeon and President and CEO of Cambie Surgery Corporation	Nominee	Nil

Name, Country of Ordinary Residence and Other Positions if any held with the Company	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
DR. KEITH CHAMBERS Vancouver, B.C. Canada **Nominee**	Assistant Clinical Professor of Health Care and Epidemiology at University of British Columbia	Nominee	50,000
DR. INTESAR RAMLEY Vancouver, B.C. Canada **Nominee**	1997 to present, President and Technical Director, INToo Software Corporation, from 1994 to 1996 independent consultant developing software solutions and providing senior project management	Nominee	Nil

Pursuant to Section 187 of the Company Act (British Columbia), the Directors of a reporting company are required at their first meeting following each annual general meeting to elect an Audit Committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. As at May 15, 2001, Michael Mackey, Barry Hemsworth and David Rees are members of the Company's Audit Committee.

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The number of shares beneficially owned by nominees for directors, directly or indirectly, as of May 15, 2001 is based on information furnished by the nominees themselves.

EXECUTIVE COMPENSATION

The information contained under this heading is provided in compliance with the requirements of Form 41 of the Regulation promulgated pursuant to the *Securities Act* (British Columbia). For the purposes of this Information Circular:

"**CEO**" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was,

a) the chair of the Company, if that individual performed the functions of the office on a full-time basis,

b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis,

c) the president of the Company,

d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or

e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"**Named Executive Officers** " mean,

a) each CEO, despite the amount of compensation of that individual;

b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required under Form 41 for an executive officer whose total salary and bonus, as determined does not exceed $100,000; and

c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

During the most recently completed financial year ended December 31, 2000, the Company had two Named Executive Officers, namely President, David William Rees and its President and Chief Operating Officer, J. Michael Mackey. Mr. Rees resigned as President of the Company on July 10, 2000 and Mr. Mackey was appointed in his stead.

The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers (to the extent required by the Rules under the Securities Act (British Columbia)) during the three financial years of the Company ended December 31, 1998, 1999 and 2000:

Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen–sation ($) (i)
David W. Rees Former **President**	1998 1999 2000(2)	Nil Nil $52,500(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil 90,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Michael Mackey **President & Chief Operating Officer**	1998 1999 2000(3)	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	Nil Nil Nil	N/A N/A Nil

1. *Pursuant to a Contract for Services dated April 1, 2000 the Company engaged David Rees to administer the affairs of the Company jointly with Barry Hemsworth, for $5,000 each per month. The agreement is for a two year period and is terminable by either party on 15 days notice.*

2. *David Rees resigned as President of the Company on July 10, 2000.*

3. *J. Michael Mackey was appointed President on July10, 2000.*

Long-Term Incentive Plans –
Awards in most recently completed Financial Year

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company did not award any LTIPs to the Named Executive Officers during the most recently completed financial year ended December 31, 2000.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by an issuer to any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to, or exercised by, the Named Executive Officers of the Company during the most recently completed financial year ended December 31, 2000.

Option/SAR Grants during the most recently completed Financial Year

The following table sets forth information concerning a stock option to purchase or acquire securities of the Company or any of its subsidiaries granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2000, pursuant to the policies of the Canadian Venture Exchange and in accordance with applicable securities legislation of British Columbia:

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[1] (e)	Expiration Date (f)
David W. Rees	90,000	29%	$1.55	$0.72	Feb. 21, 2002

1. *The closing price of the Company's shares on February 8, 2000 being the last day the Company's shares traded prior to the date of grant of the options.*

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

No options were exercised by the Named Executive Officers during the most recently completed financial year ended December 31, 2000. The following table sets forth details of the financial year-end value of unexercised options for the Named Executive Officers on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at FY-End[1] ($) Exercisable/ Unexercisable (e)
David W. Rees	N/A	N/A	90,000/Nil	N/A/N/A

1. Calculated using the closing price of common shares of the Company on the Canadian Venture Exchange on December 31, 2000 (being the Company's financial year end) less the exercise price of in-the-money options. "In-the-money" means the excess of the market value of the Company's common shares at financial year end over the exercise price of the options

Table of Option and SAR Repricings

There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year ended December 31, 2001.

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibility and Employment Contracts

The Company has no other plan, arrangement or benefits with respect to the compensation of its Named Executive Officers in the event of the resignation, or retirement or any other termination of the named executive officer's employment with the Company or its subsidiaries or in the named executive officer's responsibilities following a change of control of the Company.

Compensation Committee

The Company has no compensation committee.

Compensation of Directors

During the most recently completed financial year ended December 31, 2000, the Company had no arrangements pursuant to which directors of the Company who are not Named Executive Officers were compensated by the Company for services in their capacity as such or for services as consultants or experts, nor were any amounts paid to the directors for committee participation or special assignments, other than the granting of stock options or as otherwise disclosed herein.

As at December 31, 2000 the Company had an aggregate of 90,000 shares outstanding under options exercisable at a price of $1.55 per share up to February 21, 2002 which were granted to directors who are not Named Executive Officers of the Company.

During the financial period January 1, 2000 to December 31, 2000, the Company paid $19,062 to a law firm in which Barry Hemsworth, a director of the Company is a partner, for legal fees.

Pursuant to a Contract for Services dated April 1, 2000, the Company engaged David Rees to administer the affairs of the Company jointly with Mr. Barry Hemsworth for $5,000 each per month. The agreement is for a two year period and is terminable by either party on 15 days notice. During the financial period April 1, 2000 to December 31, 2000 a total of $105,000 was paid pursuant to this agreement.

Other than as disclosed above, there were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

No pension or retirement benefits plans have been instituted and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No person who is, or was at any time during the most recently completed financial year a director, executive officer or senior officer of the Company, nor any proposed nominee for election as a director nor any associate of the foregoing, is or was at any time since the beginning of the most recently completed financial year indebted to the Company or its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITORS

KPMG, LLP, Chartered Accountants, were re-appointed auditors of the Company at the Company's last annual general meeting held on June 20, 2000. The Board of Directors, however, have determined not to recommend the re-appointment of KPMG, LLP as the Company's auditors for the ensuing year. Accordingly, the Board of Directors requested the resignation of KPMG, LLP (the "Former Auditor"), effective as of January 29, 2001.

Davidson & Company, Chartered Accountants, (the "Successor Auditor") have agreed to act as auditors for the Company, effective as of January 29, 2001. There have been no reportable disagreements with, nor have there been any adverse or qualified opinion or denied opinion contained in the Former Auditors' reports on the annual financial statements for the Company for the two fiscal years preceding the date of the Notice of Change of Auditor delivered pursuant to National Policy 31 (the "Notice"), or any similar reservation contained in any auditors' reports or comments on interim financial information for any subsequent period preceding the date of the Notice. A copy of a letter from each of the Former Auditor and the Successor Auditor stating their agreement with the information contained in the foregoing Notice accompanies this Information Circular.

Management of the Company recommends to its members the appointment of Davidson & Company, Chartered Accountants as auditors for the Company. The persons named in the enclosed Instrument of Proxy will vote for the appointment of Davidson & Company, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the Members, at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no Insider of the Company, no proposed nominee for election as a director and no associate or affiliate thereof has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year which has not been previously disclosed in an information circular or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Pursuant to a Contract for Services dated April 1, 2000, the Company engaged David Rees to administer the affairs of the Company jointly with Mr. Barry Hemsworth for $5,000 per month each. The agreement is for a two year period and is terminable by either party on 15 days notice.

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Stock Option Plan

Members will be asked to consider and, if thought fit, approve a stock option plan (the •Plan•) Management is of the view that it is in the best interests of the Company to implement the Plan.

The Plan has been prepared in accordance with the policies of the Exchange and will reserve a number of common shares for issuance pursuant to the exercise of options granted pursuant to the Plan, together with shares issuable pursuant to the exercise of outstanding options, in the amount of 20% of the issued and outstanding common shares as at the effective date of the Plan. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee (as defined by the Exchange) of the Company or any affiliate of the Company designated by the Board of Directors under the Plan.

The Plan will be administered by the Board of Directors or a committee thereof. The Board of Directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. At the time an option is granted, the Board of Directors will also determine the exercise price of the option, subject to a minimum price equal to the •discounted market price•, as defined by the Exchange, immediately proceeding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. Subject to any restrictions contained in the Plan, the Board of Directors may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the Board of Directors, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 30 days or until the option•s expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of twelve months after the date of death and the option•s expiration date. Options granted to an optionee who is engaged in investor relations activity will expire 30 days after the optionee ceases to be employed to provide investor relations activity.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. The maximum number of common shares which may be reserved for issuance to all the

Insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to Insiders under any other share compensation arrangement. The aggregate number of shares reserved for issuance under the Plan to consultants may not exceed 2% of the common shares outstanding at the time of grant. The same restriction applies to persons employed in investor relations activities unless the Exchange permits otherwise.

Under the Plan, an individual can receive grants of no more than 5% of the outstanding shares of the Company on a yearly basis.

The maximum number of common shares that may be issued to any one Insider and such Insider's associates within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue. The maximum number of common shares that may be issued to all of the Insiders of the Company within a one year period pursuant to option exercises may not exceed 10% of the outstanding issue.

Any amendments to outstanding options will be subject to Exchange approval. If the amendment is a reduction in the exercise price of an option held by a person who is an Insider at the time of amendment disinterested shareholder approval will also be required. The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan. Other than outstanding stock options, the Company has no other compensation plans or arrangements in place and none are currently contemplated.

A copy of the Plan is attached to this Information Circular as Schedule "A".

The text of the resolution which Members will be asked to consider is set forth below. The affirmative vote of a majority of the votes cast in respect thereof is required in order to pass such resolution. Additionally, the Plan is subject to the prior approval of the Exchange.

•NOW THEREFORE BE IT RESOLVED THAT:

1. Subject to receipt of requisite regulatory approval, including the approval of the Canadian Venture Exchange, the Company be authorized to establish and implement a Stock Option Plan consistent with the terms disclosed in the Company's Information Circular.

2. Any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.•

Amendment of Incentive Stock Options in favour of Insiders

Members, excluding "Insiders" (as defined below) and their associates, will be asked to approve generally all amendments to the terms of any existing or future stock options to Insiders, as may be permitted by the applicable regulatory authorities, that may occur between now and the next Annual General Meeting.

"Insider", as defined in the *Securities Act* (British Columbia), includes Directors, Senior Officers and holders of greater than 10% of the issued share capital.

The purpose of this resolution in the general form to be presented to the Members is to save the Company from calling a further meeting of the Members to approve any amendments to the terms of any existing or future stock options to Insiders that may occur between now and the next Annual General Meeting. Due

to the requirements of the regulatory authorities and the policies of the Canadian Venture Exchange, management of the Company recommends that the Members approve this resolution.

Change of Name

Management proposes to change the name of the Company to "Medelink Systems Inc." to more accurately reflect the change in the nature of the Company's business.

In order to approve the change of name, Members are requested to consider and, if thought fit, pass, without or without amendment, the following special resolutions, which in order to be passed require that 75% of the votes present in person or by proxy be in favour of the resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1. The Company be authorized to change its name to Medelink Systems Inc. or to such other name as may be acceptable to the Board of Directors of the Company and the regulatory authorities; and

2. The Company be authorized to amend paragraph 1 of the Memorandum of the Company accordingly."

Interest of Certain Persons In Matters To Be Acted Upon

Except as otherwise disclosed herein, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

Other Matters

Unless otherwise indicated, information contained herein is given as of May 15, 2001. Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Approval of Circular

The contents and sending of this Information Circular have been approved by the Company's Board of Directors.

DATED at Vancouver, British Columbia this 22nd day of May, 2001.

BY ORDER OF THE BOARD

VAULT SYSTEMS INC.

"J. Michael Mackey"

J. Michael Mackey
President and Chief Operating Officer

VAULT SYSTEMS INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING

To be Held on June 29, 2001

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY

I, ________________________________ the Undersigned, being a Member of VAULT SYSTEMS INC. (the "Company"), hereby appoint J. MICHAEL MACKEY, President and a Director of the Company, or failing him, DAVID WILLIAM REES, a Director and the Secretary of the Company, or instead of either of the foregoing, ____, as my Proxy, to vote for me at the Annual General Meeting of the Company to be held on the 29th day of June, 2001, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the Undersigned with respect to the matters set forth below:

1. To fix the number of Directors for the ensuing year at six (6) and to authorize the Board of Directors, in their discretion, to appoint from time to time, additional directors, to hold office until the next Annual General Meeting of the Company or until their successors are appointed.

IN FAVOUR _____ **AGAINST** _____

2. For the election of Directors as follows:

	IN FAVOUR	**WITHHOLD**
J. MICHAEL MACKEY	_____	_____
H. BARRY HEMSWORTH	_____	_____
DAVID WILLIAM REES	_____	_____
DR. BRIAN DAY	_____	_____
DR. KEITH CHAMBERS	_____	_____
DR. INTESAR RAMLEY	_____	_____

3. To ratify, confirm and approve the share option plan to be administered by the Company's Board of Directors, as more particularly described under the heading •Particulars of Other Matters to be Acted Upon•, in the accompanying Information Circular.

IN FAVOUR _____ **AGAINST** _____

4. To approve amendments to the terms of any existing or future stock options to Insiders of the Company that may occur between now and the next annual general meeting of the Company, as more particularly described under the heading •Particulars of Other Matters To Be Acted Upon•, in the accompanying Information Circular.

IN FAVOUR _____ **AGAINST** _____

5. To ratify, confirm and approve the changing of the Company's Auditors from KPMG, LLP, Chartered Accountants to Davidson & Company, Chartered Accountants, and to authorize the Directors to fix the remuneration to be paid to the Auditors, as more particularly described under the heading "Change of and Remuneration of Auditors", in the accompanying Information Circular.

IN FAVOUR _____ **WITHHOLD** _____

6. To consider, and if thought fit, pass a special resolution approving a change in name of the Company to Medelink Systems Inc. or to such other name as may be acceptable to the Board of Directors of the Company and the regulatory authorities, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.

IN FAVOUR _____ **AGAINST** _____

The Undersigned hereby revokes any proxy previously given.

WITNESS my hand this ___________day of _________________________, 2001.

_________________________________ _________________________________

NAME (PLEASE PRINT) **SIGNATURE OF MEMBER**

Address: _________________________

____

____

VAULT SYSTEMS INC.
(the "Company")

NOTES TO THE INSTRUMENT OF PROXY
FOR THE ANNUAL GENERAL MEETING
To be Held on June 29, 2001

---

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON ITEMS 1 TO 6 AS THE MEMBER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE SPACES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED AS IF THE MEMBER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. IF THE MEMBER DOES NOT WANT TO APPOINT THE PERSON NAMED IN THE INSTRUMENT OF PROXY, HE SHOULD STRIKE OUT HIS NAME AND INSERT IN THE BLANK SPACE PROVIDED, THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH OTHER PERSON NEED NOT BE A MEMBER OF THE COMPANY.

3. The Instrument of Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters to be brought before the meeting, or any other matters, which may properly be brought before the meeting. At the time of printing the Information Circular, the Management of the Company was not aware that any such amendments, variations or other matters are to be presented for action at the meeting. However, if any other matters which are not now known to Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the persons voting the proxy.

4. The Instrument of Proxy will not be valid unless it is dated and signed by the Member or by his attorney duly authorized by him in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer or officers.

5. The Instrument of Proxy, to be effective, must be deposited with the Registered Office of the Company at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, or with its Registrar and Transfer Agent, Computershare Trust Company of Canada. (formerly Montreal Trust Company of Canada), 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or sent by fax to the Proxy Department, Computershare Trust Company of Canada. at (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or at any adjournment thereof at which the Proxy is to be used. In the case of revocation, the signed instrument revoking the Proxy must be deposited at any time up to and including the last business day preceding the meeting or adjournment thereof at which the Proxy is to be used, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

   Please note that members who receive their meeting materials via Independent Investor Communications Corporation (IICC) or ADP Proxy Services (ADP) MUST return the proxy forms, once voted, to IICC or ADP for the proxy to be valid.

6. This Proxy is solicited on behalf of the Management of the Company.

   (Name and Address as registered - please notify the Company of any change in your address).

C 1.

Quarterly Report Form 51-901F for the quarter ended June 30, 2003;

M 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Minerals Inc..		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-minerals.com		
FOR QUARTER ENDED:	June 30, 2003	**DATE OF REPORT:**	August 26, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	20003/08/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2003/08/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

VAULT MINERALS INC.
INTERIM BALANCE SHEETS
[Unaudited – prepared by management]

	As at June 30, 2003	As at December 31 2002
ASSETS		
Current		
Cash	$ 296,251	$ 3,191
Receivables	23,648	1,872
	319,899	5,063
Mineral Properties (Note 6)	317,963	-
	$ 637,862	$ 5,063
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 123,323	$ 134,844
Interest bearing advances	224,882	-
	348,205	134,844
Shareholders' equity (deficiency)		
Share capital (Note 3)	5,701,958	5,701,958
Subscriptions received in advance (Note 3)	514,840	-
Deficit	(5,927,141)	(5,831,739)
	289,657	(129,781)
	$ 637,862	$ 5,063

Nature and continuance of operations (Note 1)

On behalf of the Board:

"David Rees" Director **"J. Michael Mackey"** Director

The accompanying notes are an integral part of these financial statements.

VAULT MINERALS INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003
[Unaudited – prepared by management]

	Six months ended June 30,		Quarter ended June 30,	
	2003	2002	2003	2002
EXPENSES				
	$	$	$	$
Consulting fees	30,000	35,000	15,000	15,000
Interest and bank charges	5,093	768	4,609	104
Investor relations	8,595	9,255	5,458	7,583
Listing and transfer agent fees	14,703	6,694	11,221	1,240
Management fees	15,000	15,000	7,500	7,500
Office and miscellaneous	3,984	2,728	2,076	2,129
Professional fees	15,218	23,191	5,300	6,255
Travel	2,809	598	122	598
Loss for the period	(95,402)	(92,635)	(51,286)	(40,409)
Deficit, beginning of period	(5,831,739)	(5,393,823)	(5,875,855)	(5,446,048)
Deficit, end of period	$ (5,927,141)	$ (5,487,057)	$ (5,927,141)	$ (5,487,057)
Basic and diluted loss per common share	$ (0.07)	$ (0.07)	$ (0.04)	$ (0.03)
Weighted average number of common shares outstanding	1,399,561	1,399,561	1,399,561	1,399,561

The accompanying notes are an integral part of these financial statements.

VAULT MINERALS INC.
INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003
[Unaudited – prepared by management]

	Six months ended June 30,		Quarter ended June 30,	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$ (95,402)	$ (99,234)	$ (51,286)	$ (41,009)
Changes in non-cash working capital items:				
Increase in accounts receivable	(21,776)	(2,557)	(16,981)	2,915
Increase (decrease) in accounts payable and accrued liabilities	(11,521)	(198,283)	24,320	(41,955)
Cash flows provided by (used in) operating activities	(128,699)	(294,074)	(43,947)	(80,049)
CASH FLOWS FROM FINANCING ACTIVITIES				
Interest bearing advances	224,882	-	64,255	-
Proceeds from issuance of share capital	-	93,000	-	-
Subscriptions received in advance	514,840	-	325,385	-
Cash flows provided by financing activities	739,722	93,000	389,640	-
CASH FLOWS FROM INVESTING ACTIVITIES				
Investment in mineral properties	(317,963)	-	(52,963)	
Investment in software	-	(196,590)	-	(89,150)
Cash flows used in investing activities	(317,963)	(196,590)	(52,963)	(89,150)
Change in cash during the period	293,060	(397,664)	292,730	(169,199)
Cash, beginning of period	3,191	423,849	3,521	195,384
Cash, end of period	$ 296,251	$ 26,185	$ 296,251	$ 26,185
Cash paid for interest during the period	$ -	$ -	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia. The Company was deemed inactive by the TSX Venture Exchange ("TSX-V") but was focused on the development of software for the medical profession and ancillary fields but is currently focused on its reactivation as a mineral exploration and development company. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable reserves.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	June 30, 2003	December 31, 2002
Deficit	$ (5,927,141)	$ (5,831,739)
Working capital (deficiency)	(28,306)	(129,781)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Research and software development

The Company has expensed research costs as they were incurred. Software development costs were expensed as incurred until technological feasibility of the underlying software product was achieved, at which time any additional costs would be capitalized and amortized prospectively over their estimated economic life.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral Properties

The Company records its interest in mineral properties and areas of geological interest at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production, or written off if the mineral interests are sold or abandoned. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. Amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

The amounts shown for the deferred exploration costs shall represent costs incurred to date, and do not intend to reflect present or future values.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of incurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. For the years presented, this calculation proved to be anti-dilutive. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current fiscal period's presentation.

3. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2003 and December 31, 2002	1,399,561	$ 5,701,958

During the six months ended June 30, 2003 the company received regulatory approval and consolidated its common shares on the basis of 6 common shares before consolidation becoming 1 common share after consolidation and thereafter increasing the number of authorized common shares of the Company to 100,000,000 common shares without par value.

Included in issued share capital are 8,593 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

The Company has received advanced subscriptions in the amount of $ 514,840 toward the brokered private placement of up to 2,630,000 units (of which 1,350,000 shall be flow-though) at a price of $0.20 per unit, for gross proceeds in the amount of $ 526,000. Each unit will consist of a common share and a warrant entitling the holder to purchase an additional common share for two years at $ 0.30 per share. As consideration, the brokerage agent shall be entitled to a commission of up to $ 20,800 and 156,000 additional units.

4. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

At June 30, 2003, the Company was designated inactive, pursuant to the policies of the TSX-V, and was prohibited from granting new incentive stock options. In addition, principals of the Company were prohibited from exercising previously granted stock options. Subsequently the company was re-instated to active status and incentive stock options were granted by the company (see note 11).

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	nil	$ nil
Granted	-	-
Expired/cancelled	-	-
Exercised	-	-
Outstanding at June 30, 2003	nil	$ nil

The following share purchase warrants were outstanding at June 30, 2003:

Number of Shares	Exercise Price	Expiry Date
155,000	$ 0.60	January 21, 2004

During the six months ended June 30, 2003, 310,000 non-transferable share purchase warrants expired. Each warrant had entitled the holder to acquire one additional common share at a price of $ 0.60 per share on or before January 8, 2003.

5. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2003, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $30,000 to a director or a company related to a director of the Company.

b) Paid or accrued management fees of $15,000 to a director of the Company.

c) Included in accounts payable at June 30, 2003 is $8,025 due to a company controlled by a director and to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

6. MINERAL PROPERTIES

During the six months ended June 30, 2003 the Company incurred property acquisition costs in the amount of $304,962 related to the staking of claims in the James Bay Lowland area of Ontario. The company also incurred expenses associated with the preparation of a geological report in the amount of $ 13,001.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the fiscal quarter ended June 30, 2003, there were no significant non-cash transactions.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

9. SEGMENT INFORMATION

The Company conducts all of its operations in North America in one business segment.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Six months ended June 30, 2003	Year ended December 31, 2002
Loss for the period	$ (95,402))	$ (437,915)
Expected income tax (recovery)	$ (37,780)	$ (173,414)
Non-deductible items for tax purposes	1,426	3,109
Unrecognised benefit of non-capital losses	36,354	170,305
Income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	Six months ended June 30, 2003	Year ended December 31, 2002
Future income tax assets:		
Non-capital loss carry-forwards	$ 928,798	$ 836,996
Resource expenditures	299,810	286,809
	1,228,608	1,123,805
Valuation allowance	(1,228,608)	(1,123,805)
Net future income tax assets	$ -	$ -

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At June 30, 2003, the Company had approximately $2,200,000 in non-capital losses expiring through 2009, which are available for carry-forward to reduce future taxable income. Subject to certain restrictions, the Company has certain resource expenditures totalling approximately $762,000 available to reduce taxable income of future years. The potential tax benefit of these losses and resource expenditures have not been recorded in these financial statements.

11. SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the company has completed its acquisition of Goldaur Resources Ltd. and the concurrent equity financing of 2,630,000 units at $ 0.20 per unit. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company. The aggregate consideration paid by the Company consists of 2,500,000 common shares and 2,500,000 share purchase warrants to be issued to the existing shareholders of Goldaur on a pro-rata basis. The warrants have a term of two years and an exercise price equal to the lesser of $ 1.50 per share and 300% of the price per share at which the Company completes its next equity financing. In addition, the Goldaur shareholders are entitled to contingent rights to receive an additional 500,000 common shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 common shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004. . The securities issued to the Goldaur shareholders have no resale restrictions.

A finder's fee of 100,000 shares was paid on the acquisition. The finder's fee shares are subject to a hold period expiring on November 23, 2003.

Concurrent with closing of the acquisition, the Company has completed a $ 526,000 equity financing, with the issuance of 2,630,000 units consisting of one common share and one warrant at a price of $ 0.20 per unit. Haywood Securities Inc. shall receive a finder's fee of $ 20,800 and 156,000 units of the Company. The shares and warrants issued on the financing and as part of the finders fee are subject to a hold period expiring November 23, 2003. 1,350,000 of the units were issued on a flow-through basis.

The Company was declared Inactive by the exchange on November 21, 2001. As the Company's reactivation plan has now been completed to the satisfaction of the Exchange, the Company is subsequently no longer deemed Inactive under TSX Venture Exchange Policy 2.6. The Company is now classified as a "Gold and Diamond Exploration" company.

Subsequent to June 30, 2003 the company has announced the granting of an aggregate 1,150,000 incentive stock options to certain directors, officers, employees and consultants of the Company, pursuant to the Company's stock option plan. The options are exercisable for six months (as to 300,000 options) and two years (as to 850,000 options) at a price of $ 0.40 per share and are subject to the approval of the TSX Venture Exchange.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Minerals Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-4971
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:	jmmackey@telus.net		
WEBSITE ADDRESS:	www.vault-minerals.com		
FOR QUARTER ENDED:	**June 30, 2003**	**DATE OF REPORT:**	August 26, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2003/08/26
Director's Signature	Print Full Name	Date Signed
"David Rees"	David Rees	2003/08/26
Director's Signature	Print Full Name	Date Signed

Vault Minerals Inc.
For the quarter ended June 30, 2003
FINANCIAL INFORMATION

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. **Analysis of expenses and deferred costs**

Consulting	
Related parties (note 2)	$ 30,000
Other miscellaneous	-
	$ 30,000
Management fees	
Related parties (note 2)	$ 15,000
Professional fees	
Accounting and audit	$ 8,755
Legal	6,463
Other miscellaneous	-
	$ 15,118

During the six months ended June 30, 2003 the Company incurred property acquisition costs in the amount of $304,962 related to the staking of claims in the James Bay Lowland area of Ontario. The company also incurred expenses associated with the preparation of a geological report in the amount of $ 13,001.

2. **Related party transactions**

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company or companies related thereto, in the amount of $ 30,000
- Paid or accrued management fees of $ 15,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. **Summary of securities issued and options granted during the period.**

During the six months ended June 30, 2003, 310,000 non-transferable share purchase warrants expired. Each warrant had entitled the holder to acquire one additional common share at a price of $ 0.60 per share on or before January 8, 2003.

No other options, shares nor warrants were granted, issued nor exercised during the fiscal period under review.

4. **Summary of securities as at the end of the reporting period.**

During the six months ended June 30, 2003 the company received regulatory approval and consolidated its common shares on the basis of 6 common shares before consolidation becoming 1 common share after consolidation and thereafter increasing the number of authorized common shares of the Company to 100,000,000 common shares without par value.

Included in issued share capital are 8,593 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

The Company has received advanced subscriptions in the amount of $ 514,840 toward the brokered private placement of up to 2,630,000 units (of which 1,350,000 shall be flow-though) at a price of $0.20 per unit, for gross proceeds in the amount of $ 526,000. Each unit will consist of a common share and a warrant entitling the holder to purchase an additional common share for two years at $ 0.30 per share. As consideration, the brokerage agent shall be entitled to a commission of up to $ 20,800 and 156,000 additional units.

a). **Authorized**

100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at June 30, 2003	1,399,561	$ 5,701,958

c). Outstanding as at June 30, 2003	**Warrants**	**Exercise price**
Exercisable on or before January 21, 2004	155,000	$ 0.60 per share

d). Total number of shares in escrow or subject to a pooling agreement	**Number of shares**
Escrowed shares	8,593

5. **List the names of the directors and officers as at the date this report is signed and filed.**

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William Schmidt	Director		
Andrew Chater	Director		

MANAGEMENT DISCUSSION
Schedule C

1. General

This discussion should be read in conjunction with the un-audited financial statements and related notes of the Company for the six months ended June 30, 2003.

2. Description of Business

The Company is incorporated under the laws of the Province of British Columbia. The Company was deemed inactive by the TSX Venture Exchange ("TSX-V") but was focused on the development of software for the medical profession and ancillary fields but is currently focused on its reactivation as a mineral exploration and development company. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable reserves.

Subsequent to June 30, 2003 the Company completed a full reorganization, which included the acquisition of Goldaur Resources Inc. ("Goldaur"), a privately owned Ontario company with two core mineral exploration projects in Ontario. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company. Goldaur's primary assets are the Attawapiskat Diamond Property situated in the Attawapiskat area in the James Bay lowlands of Northern Ontario and the Lebel Gold Project consisting of 60 contiguous claim units strategically located in the heart of the historic Kirkland Lake gold camp situate in the Kirkland Lake area, Ontario.

The Exchange declared the Company Inactive on November 21, 2001. The aforesaid property transaction constitutes the basis for the Company's reactivation plan that also included a name change during the period ended June 30, 2003 from Vault Systems Inc. to Vault Minerals Inc. and a concurrent 6:1 consolidation of the Company's shares. The Company also announced a $ 526,000 private placement financing as part of the reorganization. As the Company's reactivation plan has been completed to the satisfaction of the Exchange, the Company is no longer deemed Inactive under TSX Venture Exchange Policy 2.6. The Company is now classified as a "Gold and Diamond Exploration" company.

The Attawapiskat Project – Diamonds

This 100% owned property is one contiguous 55,136 hectare block (140,000 acres) which lies from 40 to 70 kilometers southwest of the DeBeers mining company's Victor kimberlite pipe. A diamond production decision for the Victor pipe is expected by the end of this year.

Goldaur staked the core claim in early 2000. The following year a consortium of companies including Metalex, Arctic Star, and Bid Red Diamond/Amtoro Joint Venture began acquiring land in the area, much of which is directly tied onto the Vault claims. To date the consortium, under the direction of Chuck Fipke, has spent in excess of $4 million on this land and they report promising diamond indicator minerals from Kimberlites. Vault's property remains largely unexplored although samples collected in 2002 contain promising diamond indicator minerals. Pre freeze-up reconnaissance work on this property is scheduled for September of this year with follow-up exploration to begin early in the new year.

The Lebel Project – Gold

The Lebel project consists of 4 historic gold properties, 2 to 6 kilometers east of the town of Kirkland Lake. The property is made up of 60 road accessible, contiguous claims that contain 8 shafts, including 2 past gold producers along with numerous surface gold showings.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

4. Subsequent events

Subsequent to June 30, 2003, the company has completed its acquisition of Goldaur Resources Ltd. and the concurrent equity financing of 2,630,000 units at $ 0.20 per unit. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company. The aggregate consideration paid by the Company consists of 2,500,000 common shares and 2,500,000 share purchase warrants to be issued to the existing shareholders of Goldaur on a pro-rata basis. The warrants have a term of two years and an exercise price equal to the lesser of $ 1.50 per share or 300% of the price per share at which the Company completes its next equity financing. In addition, the Goldaur shareholders are entitled to contingent rights to receive an additional 500,000 common shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 common shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004. . The securities issued to the Goldaur shareholders have no resale restrictions.

A finder's fee of 100,000 shares was paid on the acquisition. The finder's fee shares are subject to a hold period expiring on November 23, 2003.

Concurrent with closing of the acquisition, the Company has completed a $ 526,000 equity financing, with the issuance of 2,630,000 units consisting of one common share and one warrant at a price of $ 0.20 per unit. Haywood Securities Inc. shall receive a finder's fee of $ 20,800 and 156,000 units of the Company. The shares and warrants issued on the financing and as part of the finders fee are subject to a hold period expiring November 23, 2003. 1,350,000 of the units were issued on a flow-through basis.

As the Company's reactivation plan has been completed to the satisfaction of the Exchange, the Company is no longer deemed Inactive. The Company is now classified as a "Gold and Diamond Exploration" company.

Subsequent to June 30, 2003 the company has announced the granting of an aggregate 1,150,000 incentive stock options to certain directors, officers, employees and consultants of the Company, pursuant to the Company's stock option plan. The options are exercisable for six months (as to 300,000 options) and two years (as to 850,000 options) at a price of $ 0.40 per share and are subject to the approval of the TSX Venture Exchange.

5. Financing, principal purposes and milestones

The Company has reached agreement, subject to regulatory approval, for a non-brokered private placement of 2,630,000 units (of which 1,350,000 are flow-through) at a price of $ 0.20 per unit. Proceeds will be used for staking mining claims and mineral exploration and development in northern Ontario and for working capital.

6. Liquidity and solvency

As at June 30, 2003 the company maintained a working capital deficiency balance of $ $28,306. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

C 2.

Quarterly Report Form 51-901F for the quarter ended March 31, 2003;

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	March 31, 2003	**DATE OF REPORT:**	May 23,2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	20003/05/23
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2003/05/23
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

VAULT SYSTEMS INC.
INTERIM BALANCE SHEETS
[Unaudited – prepared by management]

	As at March 31, 2003	As at December 31 2002
ASSETS		
Current		
Cash	$ 3,521	$ 3,191
Receivables	6,668	1,872
	10,189	5,063
Mineral Properties (Note 6)	265,000	-
	$ 275,189	$ 5,063
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 99,003	$ 134,844
Interest bearing advances	160,628	-
Shareholders' equity (deficiency)		
Share capital (Note 3)	5,701,958	5,701,958
Subscriptions received in advance (Note 3)	189,455	-
Deficit	(5,875,855)	(5,831,739)
	15,558	(129,781)
	$ 275,189	$ 5,063

Nature and continuance of operations (Note 1)

On behalf of the Board:

"David Rees" Director **"J. Michael Mackey"** Director

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE FISCAL QUARTER ENDED MARCH 31
[Unaudited – prepared by management]

	2003	2002
EXPENSES		
	$	$
Consulting fees	15,000	20,000
Interest and bank charges	484	64
Investor relations	3,137	1,673
Listing and transfer agent fees	3,481	5,454
Management fees	7,500	7,500
Office and miscellaneous	1,908	597
Professional fees	9,918	16,936
Travel	2,688	-
Loss for the period	(44,116)	(52,224)
Deficit, beginning of year	(5,831,739)	(5,393,824)
Deficit, end of period	$ (5,875,855)	$ (5,446,048)
Basic and diluted loss per common share	$ (0.01	$ (0.01)
Weighted average number of common shares outstanding	8,397,371	8,015,038

The accompanying notes are an integral part of these financial statements.

VAULT SYSTEMS INC.
INTERIM STATEMENTS OF CASH FLOWS
FOR THE FISCAL QUARTER ENDED MARCH 31
[Unaudited – prepared by management]

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (44,116)	$ (52,224)
Changes in non-cash working capital items:		
Increase in accounts receivable	(4,796)	(5,473)
Increase (decrease) in accounts payable and accrued liabilities	(35,841)	(156,328)
Cash flows provided by (used in) operating activities	(84,753)	(214,025)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest bearing advances	160,628	-
Proceeds from issuance of share capital	-	93,000
Subscriptions received in advance	189,455	-
Cash flows provided by financing activities	350,083	93,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in mineral properties	(265,000)	
Investment in software	-	(107,440)
Cash flows used in investing activities	(265,000)	(107,440)
Change in cash during the period	330	(225,465)
Cash, beginning of period	3,191	423,849
Cash, end of period	$ 3,521	$ 195,384
Cash paid for interest during the period	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia. The Company is deemed inactive by the TSX Venture Exchange ("TSX-V") but was focused on the development of software for the medical profession and ancillary fields but is currently focused on its reactivation as a mineral exploration and development company. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable reserves.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	March 31, 2003	December 31, 2002
Deficit	$ (5,875,855)	$ (5,831,739)
Working capital (deficiency)	(88,814)	(129,781)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Research and software development

The Company has expensed research costs as they were incurred. Software development costs were expensed as incurred until technological feasibility of the underlying software product was achieved, at which time any additional costs would be capitalized and amortized prospectively over their estimated economic life.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral Properties

The Company records its interest in mineral properties and areas of geological interest at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production, or written off if the mineral interests are sold or abandoned. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. Amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

The amounts shown for the deferred exploration costs shall represent costs incurred to date, and do not intend to reflect present or future values.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of incurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. For the years presented, this calculation proved to be anti-dilutive. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share are calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current fiscal period's presentation.

3. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at March 31, 2003 and December 31, 2002	8,397,371	$ 5,701,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

The Company has received advanced subscriptions in the amount of $ 189,455 toward the brokered private placement of up to 2,600,000 units (of which 1,300,000 shall be flow-though) at a price of $0.20 per unit, for gross proceeds in the amount of $ 520,000. Subject to regulatory approval, following a 6 old share for 1 new share consolidation of the Company's common shares (see note 11), each unit will consist of a common share and a warrant entitling the holder to purchase an additional common share for two years at $ 0.30 per share. As consideration, the brokerage agent shall be entitled to a commission of up to $ 20,800 and 156,000 additional units.

4. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the TSX-V, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

At March 31, 2003, the Company was designated inactive, pursuant to the policies of the TSX-V, and is prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	nil	$ nil
Granted	-	-
Expired/cancelled	-	-
Exercised	-	-
Outstanding at March 31, 2003	nil	$ nil

The following share purchase warrants were outstanding at March 31, 2003:

Number of Shares	Exercise Price	Expiry Date
930,000	0.10	January 21, 2004

During the fiscal quarter ended March 31, 2003, 1,860,000 non-transferable share purchase warrants expired. Each warrant had entitled the holder to acquire one additional common share at a price of $ 0.10 per share on or before January 8, 2003.

5. RELATED PARTY TRANSACTIONS

During the fiscal quarter ended March 31, 2003, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $15,000 to a director or a company related to a director of the Company.

b) Paid or accrued management fees of $7,500 to a director of the Company.

c) Included in accounts payable at March 31, 2003 is $10,116 due to a company controlled by a director and to directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

6. MINERAL PROPERTIES

During the fiscal quarter ended March 31, 2003 the Company incurred property acquisition costs in the amount of $265,000 related to the staking of claims in the James Bay Lowland area of Ontario.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the fiscal quarter ended March 31, 2003, there were no significant non-cash transactions.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

9. SEGMENT INFORMATION

The Company currently conducts substantially all of its operations being the development of software for the medical profession and ancillary fields in Canada in one business segment.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Quarter ended March 31, 2003	Year ended December 31, 2002
Loss for the period	$ (44,116))	$ (437,915)
Expected income tax (recovery)	$ (17,470)	$ (173,414)
Non-deductible items for tax purposes	621	3,109
Unrecognised benefit of non-capital losses	16,849	170,305
Income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	Quarter ended March 31, 2003	Year ended December 31, 2002
Future income tax assets:		
Non-capital loss carry-forwards	$ 879,544	$ 836,996
Resource expenditures	286,809	286,809
	1,166,353	1,123,805
Valuation allowance	(1,166,353)	(1,123,805)
Net future income tax assets	$ -	$ -

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At March 31, 2003, the Company had approximately $2,200,000 in non-capital losses expiring through 2009, which are available for carry-forward to reduce future taxable income. Subject to certain restrictions, the Company has certain resource expenditures totalling approximately $762,000 available to reduce taxable income of future years. The potential tax benefit of these losses and resource expenditures have not been recorded in these financial statements.

11. SUBSEQUENT EVENTS

The Company has received shareholder approval for the consolidation of its common shares on the basis of 6 common shares before consolidation becoming 1 common share after consolidation and thereafter increasing the number of authorized common shares of the Company to 100,000,000 common shares without par value.

The Company has received shareholder approval to change its name to Vault Minerals Inc.

The Company has entered into an agreement to acquire Goldaur Resources Inc., a privately held Ontario company. The proposed acquisition is by way of statutory amalgamation under which a newly formed Ontario incorporated subsidiary of the company would amalgamate with Goldaur. Under the amalgamation Goldaur shareholders will received an aggregate 2.5 million shares (post-consolidation) of the Company. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raise $ 1,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $ 1,000,000 of new equity financing has not been raised by June 30, 2004. The Company has received the approvals of the shareholders and the approvals of the Goldaur shareholders. The acquisition will form the basis of the company's reactivation plan, and is subject to regulatory approvals.

The Company has reached agreement, subject to regulatory approval, for the non-brokered private placement of 2,600,000 units (of which 1,300,000 are flow-through) at a price of $ 0.20 per unit. (see note 3). Proceeds will be used for staking mining claims and mineral exploration and developmnet in northern Ontario and for working capital. The company is in negotiations for acquisition of additional interest in the area. If successful, this acquisition will form the basis of the Company's reactivation.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-4971
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:	jmmackey@telus.net		
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	**March 31, 2003**	**DATE OF REPORT:**	May 23, 2003

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2003/05/23
Director's Signature	Print Full Name	Date Signed (03/05/26)
"David Rees"	David Rees	2003/05/23
Director's Signature	Print Full Name	Date Signed (03/05/26)

Vault Systems Inc.
For the quarter ended March 31, 2003
FINANCIAL INFORMATION

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. **Analysis of expenses and deferred costs**

Consulting	
Related parties (note 2)	$ 15,000
Other miscellaneous	-
	$ 15,000
Management fees	
Related parties (note 2)	$ 7,500
Professional fees	
Accounting and audit	$ 5,150
Legal	4,668
Other miscellaneous	-
	$ 9,818

During the fiscal quarter ended March 31, 2003 the Company incurred property acquisition costs in the amount of $265,000 related to the staking of claims in the James Bay Lowland area of Ontario.

2. **Related party transactions**

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company or companies related thereto, in the amount of $ 15,000
- Paid or accrued management fees of $ 7,500 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. **Summary of securities issued and options granted during the period.**

In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consisted of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003. During the fiscal quarter under review these warrants expired.

No other options, shares nor warrants were granted, issued nor exercised during the fiscal period under review.

4. **Summary of securities as at the end of the reporting period.**

a). **Authorized**
100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at March 31, 2003	8,397,371	$ 5,701,958

c). Outstanding as at March 31, 2003	Warrants	Exercise price
Exercisable on or before January 21, 2004	930,000	$ 0.10 per share

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. **List the names of the directors and officers as at the date this report is signed and filed.**

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William Schmidt	Director		
Andrew Chater	Ddirector		

MANAGEMENT DISCUSSION
Schedule C

1. General

This discussion should be read in conjunction with the un-audited financial statements and related notes of the Company for the fiscal quarter ended March 31, 2003.

2. Description of Business

The Company is incorporated under the laws of the Province of British Columbia. The Company is deemed inactive by the TSX Venture Exchange ("TSX-V") but was focused on the development of software for the medical profession and ancillary fields but is currently focused on its reactivation as a mineral exploration and development company. Based on the information available to date, the Company has not yet determined whether the mineral properties contain economically recoverable reserves.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

The Company has received advanced subscriptions in the amount of $ 189,455 toward the non-brokered private placement of up to 2,600,000 units (of which up to 1,300,000 shall be flow-though) at a price of $0.20 per unit, for gross proceeds in the amount of $ 520,000. Subject to regulatory approval, following a 6 old share for 1 new share consolidation of the Company's common shares), each unit will consist of a common share and a warrant entitling the holder to purchase an additional common share for two years at $ 0.30 per share. As consideration, the brokerage agent shall be entitled to a commission of up to $ 20,800 and 156,000 additional units.

4. Subsequent events

On March 14, 2003, the Company entered into an agreement to acquire Goldaur Resources Inc., a privately held Ontario company. The proposed acquisition is by way of statutory amalgamation under which a newly formed Ontario incorporated subsidiary of the Company would amalgamate with Goldaur. Under amalgamation Goldaur shareholders will receive an aggregate of 2.5 million shares (post 6 for 1 consolidation) of the Company. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $1,000,000 of new equity financing has not been raised by June 30,2004. The acquisition will form the basis of the Company's reactivation plan and is subject to all necessary shareholder and regulatory approvals, including the approval of Goldaur shareholders.

Goldaur is a private company engaged in exploration for gold and diamonds. It's Lebel Project consists of 60 contiguous mining claims located in Ontario's historic Kirkland Lake gold camp. The property incorporates eight inactive mining and exploration shafts, two of which the Bidgood and Moffat-Hall, were former small-scale gold

producers. Goldaur has identified a number of exploration targets on this property. Goldaur also owns 404 miming claim units in northeastern Ontario that it acquired for the purposes of diamond exploration.

On May 20, 2003 the Company and Haywood Securities Ltd. have revised the terms of the Company's previously announced private placement as follows:

- 2,600,000 post consolidation shares (of which up to 1,300,000 are flow-through) at a price of $0.20 per share for total proceeds of $520,000 with warrants attached to purchase 2,600,000 shares at a price of $0.30 per share for a two year period,

- Haywood to receive a cash commission of $20,800 and 156,000 units.

The placement is conditionally acceptable to the TSX Venture Exchange.

At the Company's AGM held on May 16th, 2003, shareholders approved:

- six old shares for one new share consolidation,

- Agreement dated March 13, 203 between the Company and Goldaur Resources Inc. whereby the Company will acquire Goldaur (see the Company's News Release dated March 14, 2003 for details of this acquisition),

- election of the following as directors; J. Michael Mackey, David Rees, Andrew Chater, H. Barry Hemsworth, and William Schmidt,

- change of name to Vault Minerals Inc.,

- amendment to existing stock option plan to 20% of the issued and outstanding shares of the Company post-consolidation.

Upon completion of staking the Vault/Goldaur diamond property consists of 53,088 hectares in the James Bay area of northern Ontario.

5. Financing, principal purposes and milestones

The Company has reached agreement, subject to regulatory approval, for a non-brokered private placement of 2,600,000 units (of which 1,300,000 are flow-through) at a price of $ 0.20 per unit. Proceeds will be used for staking mining claims and mineral exploration and development in northern Ontario and for working capital.

6. Liquidity and solvency

As at March 31, 2003 the company maintained a working capital deficiency balance of $ $91,489. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

C 3.

Quarterly Report Form 51-901F for the quarter ended September 30, 2002;

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	**September 30, 2002**	**DATE OF REPORT:**	November 27,2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/11/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/11/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Interim Balance Sheet

	As at	
	September 30, 2002	December 31, 2001
Assets		
Current		
Cash	**$9,609**	$423,849
Receivables	**2,582**	5,396
	12,191	429,245
Investment in software technology	**196,590**	
License	**1**	1
	196,591	1
	$208,782	$429,246
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	**$32,100**	$214,111
Shareholders' Equity		
Share capital	**5,701,958**	5,515,958
Subscriptions received in advance		93,000
Deficit	**(5,525,276)**	(5,393,823)
	176,682	215,135
	$208,782	$429,246

Approved *"J. Michael Mackey""*
Director

Approved *"David Rees"*
Director

Vault Systems Inc.

Interim Statement of Operations and Deficit

	Nine Months ended September 30,		Fiscal quarter ended September 30,	
	2002	2001	**2002**	2001
Expenses				
Amortization	**$ -**	$9,128	**$ -**	$3,043
Bank charges and interest	**191**	615	**23**	471
Consulting	**50,000**	117,500	**15,000**	37,500
Investor relations	**14,975**	28,271	**5,719**	2,586
Listing and transfer fees	**9,197**	10,715	**2,503**	(6,237)
Management fees	**22,500**	45,000	**7,500**	15,000
Office and miscellaneous	**4,909**	4,619	**2,181**	827
Professional fees	**27,733**	182,453	**4,542**	85,343
Research and development		103,183		(23,500)
Travel	**1,948**	4,320	**1,351**	1,472
Loss for the period before other items	**(131,453)**	(505,804)	**(38,819)**	(116,505)
Other items				
Write-down of investment in licence		(499,999)		(499,999)
	(131,453)	(1,005,803)	**(38,819)**	(616,504)
Deficit, beginning of period	**(5,393,823)**	(4,719,654)	**(5,487,057)**	(5,108,953)
Deficit, end of period	**$(5,525,876)**	$(5,725,457)	**$(5,525,876)**	$(5,725,457)
Loss per share	**$(0.02)**	$(0.19)	**$(0.01)**	$(0.11)

Vault Systems Inc.
Interim Statements of Cash Flows

	Nine Months ended September 30,		Fiscal quarter ended September 30,	
	2002	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	**$(131,453)**	$(1,005,803)	**$(38,819)**	$(616,504)
Item not affecting cash:				
Amortization		9,128		3,043
Write-down of investment in license		499,999		499,999
Changes in non-cash operating working capital items:				
Accounts receivable	**2,814**	7,833	**5,371**	33,366
Prepaid expenses		90,753		
Accounts payable and accrued liabilities	**(79,661)**	131,322	**16,271**	26,846
Due to directors	**(102,350)**	97,350		56,175
Cash flows used in operating activities	**(310,650)**	(169,418)	**(17,177)**	2,924
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of capital stock	**93,000**	150,000		
Cash flows provided from financing activities	**93,000**	150,000		
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition costs of software	**(196,590)**			
Cash flows provided from investing activities	**(196,590)**			
(Decrease) in cash during the period	**(414,240)**	(19,418)	**(17,177)**	2,924
Cash, beginning of period	**423,849**	24,060	**26,786**	1,718
Cash, end of period	**$9,609**	$4,642	**$9,609**	$4,642

UNAUDITED - PREPARED BY MANAGEMENT

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. The Company was deemed to be inactive by the Canadian Venture Exchange ("CDNX") but is currently focused on the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at Sept. 30, 2002
Deficit	$ (5,525,276)
Working capital (deficiency)	$ (19,909)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

In the year of acquisition, capital assets are amortized at 50% of the above rates

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Investments in software and license

Investments in software and license are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product. In the prior year management decided to write-down the carrying value of the license to a nominal value of $ 1.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates that approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options pursuant to the policies of the CDNX as described in Note 5. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been presented as it proved to

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LICENCES

The Company had entered into an agreement whereby is acquired a license to procurement technology. During the prior fiscal year, the agreement was terminated Consequently, all costs related to the investment in the license were written-off to operations.

4. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	$ 5,515,958
Issued for cash pursuant to non-brokered private placements	2,790,000	186,000
Balance as at September 30, 2002	8,397,371	$ 5,701,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

At December 31, 2001, the Company had received subscriptions in the amount of $93,000. In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

4. SHARE CAPITAL (cont'd.....)

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

5. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the CDNX, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at September 30, 2002, the Company was designated inactive, pursuant to the policies of the CDNX, and was prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options. On February 21, 2002 options to purchase 310,000 shares at an exercise price of $ 1.55 per share expired.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	310,000	$ 1.55
Granted	-	-
Expired/cancelled	(310,000)	-
Exercised	-	-
Outstanding at September 30, 2002	-	$ -

Vault Systems Inc.
Notes to Interim Financial Statements
September 30, 2002

5. STOCK OPTIONS AND WARRANTS (cont'd.....)

The following table summarizes information concerning outstanding and exercisable warrants at September 30, 2002:

Warrants Outstanding and Exercisable

Number Outstanding	Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share
1,860,000	0.3	0.10
930,000	1.3	0.10
2,790,000	0.6	$ 0.10

A summary of share warrant activity and information concerning warrants at Sept. 30, 2002 is as follows:

	30 Sept 2002
Balance, beginning of year	1,500,000
Granted	2,790,000
Exercised	
Expired	(1,500,000)
Balance, end of year	2,790,000

During the 2001 fiscal year the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share. These warrants expired April 5, 2002.

In conjunction with private placement units issued in January 2002, the Company issued 1,860,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 8, 2003.

In conjunction with private placement units issued in January 2002, the Company issued 930,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 21, 2004.

6. MINERAL PROPERTIES

The Company has maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims are located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the year ended December 31, 2000, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes previous costs incurred may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

The Company charges environmental protection costs and land rehabilitation program costs to operations in the year of incurrence. At this time, the Company does not foresee the necessity to make any material expenditures in this area.

7. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2002, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $45,000 to directors or a companies controlled by a director of the Company.

b) Paid or accrued management fees of $22,500 to a director of the Company.

c) Included in accounts payable at September 30, 2002 is $32,100 due to directors or companies controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended September 30, 2002, there were no significant non-cash transactions.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Nine months ended Sept. 30, 2002
Loss for the period	$ (131,453)
Income tax recovery at statutory rate	$ 52,082
Non-deductible items for tax purposes	(3,805)
Unrecognised benefit of non-capital losses	(48,277)
Income tax recovery	$ -

The significant components of the Company's future tax assets are as follows:

Future income tax assets:	
	$ -
Capital assets	
Non-capital loss carry forwards	812,210
Mineral properties written-off	147,927
Valuation allowance	(960,137)
Net Future income tax assets	$ -

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At September 30, 2002, the Company had approximately $2,050,000 in non-capital losses expiring at various dates beginning in 2002, which are available for carry forward to reduce future income for tax purposes. Subject to certain restrictions, the Company has further resource and development exploration expenditures totaling approximately $373,000 available to reduce taxable income of future years. The potential tax benefit of these losses has not been recorded in these financial statements.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	**September 30, 2002**	**DATE OF REPORT:**	Nov. 27, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended September 30, 2002
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Balance Sheet as at September 30, 2002 with comparative figures for the period ended December 31, 2001
2. Interim Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended September 30, 2002 and 2001
3. Interim Statements of Cash Flows for the fiscal quarters and year-to-date periods ended September 30, 2002 and 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. **Analysis of expenses and deferred costs**

Consulting	
Related parties (note 2)	$ 45,000
Other miscellaneous	5,000
	$ 50,000
Management fees	
Related parties (note 2)	$ 22,500
Professional fees	
Accounting and audit	$ 14,050
Legal	8,976
Other miscellaneous	4,707
	$ 27,733

2. **Related party transactions**

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 45,000
- Paid or accrued management fees of $ 22,500 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. **Summary of securities issued and options granted during the period.**

In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

4. Summary of securities as at the end of the reporting period.

a). Authorized

100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at September 30, 2002	8,397,371	$ 5,701,958

c). Outstanding as at Septeember 30, 2002	**Warrants**	**Exercise price**
Exercisable on or before January 8, 2003	1,860,000	$ 0.10 per share
Exercisable on or before January 21, 2004	930,000	$ 0.10 per share
	2,790,000	

d). Total number of shares in escrow or subject to a pooling agreement	**Number of shares**
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William Schmidt	Director		

MANAGEMENT DISCUSSION

Schedule C

1. General

This discussion should be read in conjunction with the un-audited financial statements and related notes of the Company for the fiscal quarter ended September 30, 2002.

2. Description of Business

The Company's principal business is the development and marketing of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the fiscal quarter under review, the Company raised did not raise or borrow any funds..

The Company is financing the development of TeMR (Total Electronic Medical Reporting Solution) and a working prototype is operational. TeMR will provide health care organizations with solutions to improve on the managed delivery of clinical services to effect substantial cost savings and better patient outcomes. The TeMR solution provides medical records management and health care business management in an efficient automated environment.

The next step will be to raise funding by equity financing to move forward the commercialization of the TeMR solution with the Beta test sites, including Cambie Surgery Centre of Vancouver, BC.'s first private medical centere which is doubling its present facility.

4. Subsequent events

There were no material subsequent events

5. Financing, principal purposes and milestones

During the fiscal quarter under review the company did not raise or borrow any funds.

6. Liquidity and solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR solution, which will depend upon the Company's ability to obtain financing through joint venturing, private placement financing, public financing or other means. As at September 30, 2002 the company maintained a working capital deficiency balance of $ $19,909. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	**September 30, 2002**	**DATE OF REPORT:**	Nov. 27, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended September 30, 2002
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Balance Sheet as at September 30, 2002 with comparative figures for the period ended December 31, 2001
2. Interim Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended September 30, 2002 and 2001
3. Interim Statements of Cash Flows for the fiscal quarters and year-to-date periods ended September 30, 2002 and 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. **Analysis of expenses and deferred costs**

Consulting	
Related parties (note 2)	$ 45,000
Other miscellaneous	5,000
	$ 50,000
Management fees	
Related parties (note 2)	$ 22,500
Professional fees	
Accounting and audit	$ 14,050
Legal	8,976
Other miscellaneous	4,707
	$ 27,733

2. **Related party transactions**

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 45,000
- Paid or accrued management fees of $ 22,500 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. **Summary of securities issued and options granted during the period.**

In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

4. Summary of securities as at the end of the reporting period.

a). Authorized

100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at September 30, 2002	8,397,371	$ 5,701,958

c). Outstanding as at Septeember 30, 2002	Warrants	Exercise price
Exercisable on or before January 8, 2003	1,860,000	$ 0.10 per share
Exercisable on or before January 21, 2004	930,000	$ 0.10 per share
	2,790,000	

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William Schmidt	Director		

MANAGEMENT DISCUSSION
Schedule C

1. General

This discussion should be read in conjunction with the un-audited financial statements and related notes of the Company for the fiscal quarter ended September 30, 2002.

2. Description of Business

The Company's principal business is the development and marketing of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the fiscal quarter under review, the Company raised did not raise or borrow any funds..

The Company is financing the development of TeMR (Total Electronic Medical Reporting Solution) and a working prototype is operational. TeMR will provide health care organizations with solutions to improve on the managed delivery of clinical services to effect substantial cost savings and better patient outcomes. The TeMR solution provides medical records management and health care business management in an efficient automated environment.

The next step will be to raise funding by equity financing to move forward the commercialization of the TeMR solution with the Beta test sites, including Cambie Surgery Centre of Vancouver, BC.'s first private medical centere which is doubling its present facility.

4. Subsequent events

There were no material subsequent events

5. Financing, principal purposes and milestones

During the fiscal quarter under review the company did not raise or borrow any funds.

6. Liquidity and solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR solution, which will depend upon the Company's ability to obtain financing through joint venturing, private placement financing, public financing or other means. As at September 30, 2002 the company maintained a working capital deficiency balance of $ $19,909. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

C 4.

Quarterly Report Form 51-901F for the quarter ended June 30, 2002;

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	June 30, 2002	**DATE OF REPORT:**	August 27, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Interim Balance Sheet

	As at	
	June 30, 2002	**December 31, 2001**
Assets		
Current		
Cash	**$26,185**	$423,849
Receivables	**7,953**	5,396
	34,138	429,245
Investment in software technology	**196,590**	
License	**1**	1
	196,591	1
	$230,729	$429,246
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	**$15,828**	$214,111
Shareholders' Equity		
Share capital	**5,701,958**	5,515,958
Subscriptions received in advance		93,000
Deficit	**(5,487,057)**	(5,393,823)
	214,901	215,135
	$230,729	$429,246

Approved *"J. Michael Mackey""*
Director

Approved *"David Rees"*
Director

Vault Systems Inc.
Interim Statement of Operations and Deficit

	Six Months ended June 30,		Fiscal quarter ended June 30,	
	2002	2001	**2002**	2001
Expenses				
Amortization	$ -	$6,085	$ -	$3,042
Bank charges and interest	**768**	143	**704**	40
Consulting	**35,000**	80,000	**15,000**	37,500
Investor relations	**9,255**	25,685	**7,583**	8,742
Listing and transfer fees	**6,694**	16,952	**1,240**	13,885
Management fees	**15,000**	30,000	**7,500**	15,000
Office and miscellaneous	**2,728**	3,792	**2,129**	1,533
Professional fees	**23,191**	97,110	**6,255**	93,551
Research and development		126,683		50,000
Travel	**598**	2,849	**598**	1,395
Loss for the period	**(93,234)**	(389,299)	**(41,009)**	(224,688)
Deficit, beginning of period	**(5,393,823)**	(4,719,654)	**(5,446,048)**	(4,884,265)
Deficit, end of period	**$(5,487,057)**	$(5,108,953)	**$(5,487,057)**	$(5,108,953)
Loss per share	**$(0.01)**	$(0.07)	**$(0.01)**	$(0.04)

Vault Systems Inc.
Interim Statements of Cash Flows

	Six Months ended June 30,		Fiscal quarter ended June 30,	
	2002	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	**$(93,234)**	$(389,299)	**$(41,009)**	$(224,688)
Item not affecting cash:				
Amortization		6,085		3,042
Changes in non-cash operating working capital items:				
Accounts receivable	**(2,557)**	(25,533)	**2,915**	7,061
Receivable from directors				12,325
Prepaid expenses		90,753		90,951
Accounts payable and accrued liabilities	**(103,433)**	104,477	**(41,955)**	64,413
Due to directors	**(94,850)**	41,175		30,475
Cash flows used in operating activities	**(294,074)**	(172,342)	**(80,049)**	(16,421)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of capital stock	**93,000**	150,000		
Cash flows provided from financing activities	**93,000**	150,000		
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition costs of software	**(196,590)**		**(89,150)**	
Cash flows provided from investing activities	**(196,590)**			
(Decrease) in cash during the period	**(397,664)**	(22,342)	**(169,199)**	(16,421)
Cash, beginning of period	**423,849**	24,060	**195,384**	18,139
Cash, end of period	**$26,185**	$1,718	**$26,185**	$1,718

Vault Systems Inc.
Notes to Interim Financial Statements
June 30, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. The Company was deemed to be inactive by the Canadian Venture Exchange ("CDNX") but is currently focused on the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at June 30, 2002
Deficit	$ (5,487,057)
Working capital	$ 18,310

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

In the year of acquisition, capital assets are amortized at 50% of the above rates

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Investments in software and license

Investments in software and license are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product. In the prior year management decided to write-down the carrying value of the license to a nominal value of $ 1.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates that approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options pursuant to the policies of the CDNX as described in Note 5. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been presented as it proved to

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LICENCES

The Company had entered into an agreement whereby is acquired a license to procurement technology. During the prior fiscal year, the agreement was terminated Consequently, all costs related to the investment in the license were written-off to operations.

4. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	$ 5,515,958
Issued for cash pursuant to non-brokered private placements	2,790,000	186,000
Balance as at June 30, 2002	8,397,371	$ 5,701,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

At December 31, 2001, the Company had received subscriptions in the amount of $93,000. In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

4. SHARE CAPITAL (cont'd.....)

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

5. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the CDNX, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at June 30, 2002, the Company was designated inactive, pursuant to the policies of the CDNX, and was prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options. On February 21, 2002 options to purchase 310,000 shares at an exercise price of $ 1.55 per share expired.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	310,000	$ 1.55
Granted	-	-
Expired/cancelled	(310,000)	-
Exercised	-	-
Outstanding at June 30, 2002	-	$ -

5. STOCK OPTIONS AND WARRANTS (cont'd.....)

The following table summarizes information concerning outstanding and exercisable warrants at June 30, 2002:

Warrants Outstanding and Exercisable

Number Outstanding	Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share
1,860,000	0.5	0.10
930,000	1.6	0.10
4,290,000	0.9	$ 0.10

A summary of share warrant activity and information concerning warrants at June 30, 2002 is as follows:

	30 Jun 2002
Balance, beginning of year	1,500,000
Granted	2,790,000
Exercised	
Expired	(1,500,000)
Balance, end of year	2,790,000

During the 2001 fiscal year the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share. These warrants expired April 5, 2002.

In conjunction with private placement units issued in January 2002, the Company issued 1,860,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 8, 2003.

In conjunction with private placement units issued in January 2002, the Company issued 930,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 21, 2004.

6. MINERAL PROPERTIES

The Company has maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims are located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the year ended December 31, 2000, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes previous costs incurred may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

The Company charges environmental protection costs and land rehabilitation program costs to operations in the year of incurrence. At this time, the Company does not foresee the necessity to make any material expenditures in this area.

7. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2002, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $30,000 to directors or a companies controlled by a director of the Company.

b) Paid or accrued management fees of $15,000 to a director of the Company.

c) Included in accounts payable at June 30, 2002 is $7,500 due to directors or companies controlled by a director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended June 30, 2002, there were no significant non-cash transactions.

Vault Systems Inc.
Notes to Interim Financial Statements
June 30, 2002

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		Six months ended June 30, 2002
Loss for the period	$	(93,234)
Income tax recovery at statutory rate	$	38,785
Non-deductible items for tax purposes		(3,996)
Unrecognised benefit of non-capital losses		(34,789)
Income tax recovery	$	-

The significant components of the Company's future tax assets are as follows:

Future income tax assets:		
Capital assets	$	-
Non-capital loss carry forwards		802,048
Mineral properties written-off		155,320
Valuation allowance		(957,368)
Net Future income tax assets	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At June 30, 2002, the Company had approximately $1,928,000 in non-capital losses expiring at various dates beginning in 2002, which are available for carry forward to reduce future income for tax purposes. Subject to certain restrictions, the Company has further resource and development exploration expenditures totaling approximately $373,000 available to reduce taxable income of future years. The potential tax benefit of these losses has not been recorded in these financial statements.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	June 30, 2002	**DATE OF REPORT:**	August 27, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended June 30, 2002
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Consolidated Balance Sheet as at June 30, 2002 with comparative figures for the period ended December 31, 2001
2. Interim Consolidated Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended June 30, 2002 and 2001
3. Interim Consolidated Statements of Cash Flows for the fiscal quarters and year-to-date periods ended June 30, 2002 and 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

Consulting	
Related parties (note 2)	$ 30,000
Other miscellaneous	5,000
	$ 35,000
Management fees	
Related parties (note 2)	$ 15,000
Professional fees	
Accounting and audit	$ 11,300
Legal	7,184
Other miscellaneous	4,707
	$ 23,191

2. Related party transactions

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 30,000
- Paid or accrued management fees of $ 15,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

4. Summary of securities as at the end of the reporting period.

a). Authorized

100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at June 30, 2002	8,397,371	$ 5,701,958

c). Outstanding as at June 30, 2002	Warrants	Exercise price
Exercisable on or before January 8, 2003	1,860,000	$ 0.10 per share
Exercisable on or before January 21, 2004	930,000	$ 0.10 per share
	2,790,000	

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		
William Schmidt	Director		

MANAGEMENT DISCUSSION
Schedule C

1. General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the fiscal quarter ended June 30, 2002.

2. Description of Business

The Company's principal business is the development and marketing of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the fiscal quarter under review, the Company raised did not raise or borrow any funds..

The Company is financing the development of TeMR (Total Electronic Medical Reporting Solution) and a working prototype is operational. TeMR will provide health care organizations with solutions to improve on the managed delivery of clinical services to effect substantial cost savings and better patient outcomes. The TeMR solution provides medical records management and health care business management in an efficient automated environment.

The next step will be to raise funding by equity financing to move forward the commercialization of the TeMR solution with the Beta test sites, including Cambie Surgery Centre of Vancouver, BC.'s first private medical centere which is doubling its present facility.

4. Subsequent events

There were no material subsequent events

5. Financing, principal purposes and milestones

During the fiscal quarter under review the company did not raise or borrow any funds.

6. Liquidity and solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR solution, which will depend upon the Company's ability to obtain financing through joint venturing, private placement financing, public financing or other means. As at June 30, 2002 the company maintained a working capital balance of $ $18,310. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

C 5.

Quarterly Report Form 51-901F for the quarter ended March 31, 2002;

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	March 31, 2002	**DATE OF REPORT:**	May 29, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Interim Balance Sheet

	As at	
	March 31, 2002	**December 31, 2001**
Assets		
Current		
Cash	**$195,384**	$423,849
Receivables	**10,869**	5,396
	206,253	429,245
Investment in software	**107,440**	
License	**1**	1
	107,442	1
	$313,694	$429,246
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	**$57,783**	$214,111
Shareholders' Equity		
Share capital	**5,701,958**	5,515,958
Subscriptions received in advance		93,000
Deficit	**(5,446,047)**	(5,393,823)
	255,911	215,135
	$313,694	$429,246

Approved *"J. Michael Mackey""*
Director

Approved *"David Rees"*
Director

Vault Systems Inc.
Interim Statement of Operations and Deficit

	For the fiscal quarters and year-to-date periods ended March 31,	
	2001	2000
Expenses		
Amortization	$ -	$3,043
Bank charges and interest	64	103
Consulting	20,000	42,500
Investor relations	1,673	16,943
Listing and transfer fees	5,454	3,067
Management fees	7,500	15,000
Office and miscellaneous	597	2,259
Professional fees	16,936	3,559
Research and development	-	76,683
Travel	-	1,454
Loss for the period	52,224	164,611
Deficit, beginning of period	(5,393,823)	(4,719,654)
Deficit, end of period	$(5,446,047)	$(4,884,265)
Loss per share	$(0.01)	$(0.03)

Vault Systems Inc.

Interim Statements of Cash Flows

	For the fiscal quarters and year-to-date periods ended March 31	
	2002	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	**$(52,224)**	$(164,611)
Item not affecting cash:		
Amortization	**-**	3,043
Changes in non-cash operating working capital items:		
Accounts receivable	**(5,473)**	(32,684)
Receivable from directors	**-**	(12,235)
Prepaid expenses	**-**	(198)
Accounts payable and accrued liabilities	**(156,328)**	40,064
Due to directors	**-**	10,700
Cash flows used in operating activities	**(214,025)**	(155,921)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shares issued for cash	**93,000**	150,000
Cash flows provided from financing activities	**93,000**	150,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in software	**(107,440)**	
Deferred acquisition costs	**-**	150,000
Cash flows provided from investing activities	**(107,440)**	150,000
Increase (decrease) in cash during the period	**(228,465)**	(5,921)
Cash, beginning of period	**423,849**	24,060
Cash, end of period	**$195,384**	$18,139
Cash paid for interest during the period	**$ -**	$ -
Cash paid for income taxes during the period	**$ -**	$ -

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia. The Company was deemed to be inactive by the Canadian Venture Exchange ("CDNX") but is currently focused on the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at March 31, 2002
Deficit	$ (5,446,047)
Working capital	$ 148,470

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

In the year of acquisition, capital assets are amortized at 50% of the above rates

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Investments in software and license

Investments in software and license are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product. In the prior year management decided to write-down the carrying value of the license to a nominal value of $ 1.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates that approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options pursuant to the policies of the CDNX as described in Note 5. No compensation expense is recognized when stock options are granted. Any consideration paid on exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Income taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been presented as it proved to be anti-dilutive. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Earning (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LICENCES

The Company had entered into an agreement with INToo Software Corporation ("INToo") whereby the Company acquired a license to the eMedicalexplorer procurement technology. As consideration, the Company paid $500,000, and under certain terms and conditions, was to issue 7,000,000 common shares to INToo and related parties, and was to also issue a warrant enabling the holders to purchase a further 6,000,000 common shares exercisable for a period of two years at a price of $1.00 per share. During the prior year, as some of the terms and conditions were not fulfilled, the agreement was terminated and accordingly no common shares or warrants were issued. Consequently, all costs related to the investment in the license have been written-off to operations.

4. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at December 31, 2001	5,607,371	$ 5,515,958
Issued for cash pursuant to non-brokered private placements	2,790,000	186,000
Balance as at March 31, 2002	8,397,371	$ 5,701,958

Included in issued share capital are 51,561 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

At December 31, 2001, the Company had received subscriptions in the amount of $93,000. In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

4. SHARE CAPITAL (cont'd.....)

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

5. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the CDNX, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at March 31, 2002, the Company was designated inactive, pursuant to the policies of the CDNX, and was prohibited from granting new incentive stock options. In addition, principals of the Company are prohibited from exercising previously granted stock options. On February 21, 2002 options to purchase 310,000 shares at an exercise price of $ 1.55 per share expired.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	310,000	$ 1.55
Granted	-	-
Expired/cancelled	(310,000)	-
Exercised	-	-
Outstanding at March 31, 2002	-	$ -

5. STOCK OPTIONS AND WARRANTS (cont'd.....)

The following table summarizes information concerning outstanding and exercisable warrants at March 31, 2002:

Warrants Outstanding and Exercisable

Number Outstanding	Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price Per Share
1,500,000	0.1	$ 2.00
1,860,000	0.8	0.10
930,000	1.8	0.10
4,290,000	0.7	$ 0.76

A summary of share warrant activity and information concerning warrants at March 31, 2002 is as follows:

	31 Mar 2002
Balance, beginning of year	1,500,000
Granted	2,790,000
Exercised	
Expired	
Balance, end of year	4,290,000

During the 2001 fiscal year the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share.

In conjunction with private placement units issued in January 2002, the Company issued 1,860,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 8, 2003.

In conjunction with private placement units issued in January 2002, the Company issued 930,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share at a price of $0.10 per share until January 21, 2004.

6. MINERAL PROPERTIES

The Company has maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims are located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the year ended December 31, 2000, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes previous costs incurred may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

The Company charges environmental protection costs and land rehabilitation program costs to operations in the year of incurrence. At this time, the Company does not foresee the necessity to make any material expenditures in this area.

7. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $15,000 to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $7,500 to a director of the Company.

c) Included in accounts payable at March 31, 2002 is $24,843 due to a company controlled by a director and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the fiscal quarter ended March 31, 2002, there were no significant non-cash transactions.

Vault Systems Inc.
Notes to Interim Financial Statements
March 31, 2002

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Fiscal quarter ended March 31, 2002
Loss for the period	$ (52,224)
Income tax recovery at statutory rate	$ 21,725
Non-deductible items for tax purposes	(696)
Unrecognised benefit of non-capital losses	(21,029)
Income tax recovery	$ -

The significant components of the Company's future tax assets are as follows:

Future income tax assets:	
Capital assets	$ -
Non-capital loss carry forwards	785,139
Mineral properties written-off	155,320
Valuation allowance	(940,459)
Net Future income tax assets	$ -

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At March 31, 2002, the Company had approximately $1,887,000 in non-capital losses expiring at various dates beginning in 2002, which are available for carry forward to reduce future income for tax purposes. Subject to certain restrictions, the Company has further resource and development exploration expenditures totaling approximately $373,000 available to reduce taxable income of future years. The potential tax benefit of these losses has not been recorded in these financial statements.

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	March 31, 2002	**DATE OF REPORT:**	May 29, 2002

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2002/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2002/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended March 31, 2002
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Consolidated Balance Sheet as at March 31, 2002 with comparative figures for the period ended December 31, 2001
2. Interim Consolidated Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended March 31, 2002 and 2001
3. Interim Consolidated Statements of Cash Flows for the fiscal quarters and year-to-date periods ended March 31, 2002 and 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

Consulting	
Related parties (note 2)	$ 15,000
Other miscellaneous	5,000
	$ 20,000
Management fees	
Related parties (note 2)	$ 15,000
Professional fees	
Accounting and audit	$ 8,550
Legal	3,679
Other miscellaneous	4,707
	$ 16,936

2. Related party transactions

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 15,000
- Paid or accrued management fees of $ 7,500 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

In January 2002 the Company issued 1,860,000 units pursuant to a private placement at a price of $0.05 per unit. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 8, 2003.

In January 2002 the Company issued 930,000 units pursuant to a private placement at a price of $0.10 per unit for proceeds of $93,000. Each unit consists of one common share of the Company and one non-transferrable share purchase warrant entitling the holder to acquire one additional common share at a price of $0.10 per share until January 21, 2004

4. Summary of securities as at the end of the reporting period.

a). Authorized

100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at March 31, 2002	8,397,371	$ 5,701,958

c). Outstanding as at March 31, 2002	Warrants	Exercise price
Exercisable on or before April 5, 2002	1,500,000	$ 2.00 per share
Exercisable on or before January 8, 2003	1,860,000	$ 0.10 per share
Exercisable on or before January 21, 2004	930,000	$ 0.10 per share
	4,290,000	

d). Total number of shares in escrow or subject to a pooling agreement	Number of shares
Escrowed shares	51,561

5. List the names of the directors and officers as at the date this report is signed and filed.

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

MANAGEMENT DISCUSSION

Schedule C

1. General

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the fiscal quarter ended March 31, 2002.

2. Description of Business

The Company's principal business is the development of software for the medical profession.

3. Discussion of Operations and Financial Condition

The Company does not have operating revenues. Historically the Company has received revenues only from the interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the fiscal quarter under review, the Company raised $ 186,000 by way of private unit offerings, resulting in the issuance of 2,790,000 common shares and 2,790,000 non-transferable share purchase warrants, entitling the holder to acquire one additional common share at an exercise price of $ 0.10 per share.

The Company is financing the development of TeMR (Total Electronic Medical Record Solution) and expects a working prototype to be completed by June 1, 2002. TeMR will provide health care organizations with solutions to improve on the managed delivery of clinical services to effect substantial cost savings and better patient outcomes. The TeMR solution provides medical records management and health care business management in an efficient automated environment.

The next step will be to raise funding by equity financing of joint venture partners to move forward to commercialize the TeMR solution.

4. Subsequent events

There were no material subsequent events

5. Financing, principal purposes and milestones

During the fiscal quarter under review the company raised $ 186,000 toward working capital

6. Liquidity and solvency

The Company does not presently have sufficient financial resources to undertake commercialization of its TeMR solution, which will depend upon the Company's ability to obtain financing through joint venturing, private placement financing, public financing or other means. As at March 31 2002 the company maintained a working capital balance of $ 148,470. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the company or that will not cause significant dilution to the shareholders.

C 6.

Quarterly Report Form 51-901F for the quarter ended September 30, 2001;

03 ... -3 ... 7:21

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	September 30, 2001	**DATE OF REPORT:**	Nov. 26, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/11/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/11/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Interim Balance Sheet

	As at	
	September 30, 2001	**December 31, 2000**
Assets		
Current		
Cash	**$4,642**	$24,060
Receivables	**3,786**	11,619
Prepaid expenses		90,753
	8,428	126,432
Capital assets	**34,823**	43,951
License	**1**	500,000
	34,824	543,951
	$43,252	$670,383
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	**$155,401**	$24,079
Due to directors	**97,350**	
	252,751	24,079
Deficiency in assets		
Share capital	**5,515,958**	5,365,958
Deficit	**(5,725,457)**	(4,719,654)
	(209,499)	646,304
	$43,252	$670,383

Approved *"J. Michael Mackey""*
Director

Approved *"David Rees"*
Director

Vault Systems Inc.
Interim Statement of Operations and Deficit

	Nine Months ended September 30,		Fiscal quarter ended September 30,	
	2001	2000 (restated)	2001	2000
Expenses				
Amortization	**$9,128**	$ 5,298	**$3,043**	$ 552
Bank charges and interest	**615**	773	**471**	678
Consulting	**117,500**	95,897	**37,500**	36,450
Investor relations	**28,271**	58,131	**2,586**	26,178
Listing and transfer fees	**10,715**	29,031	**(6,237)**	6,508
Management fees	**45,000**	37,500	**15,000**	15,000
Office and miscellaneous	**4,619**	11,881	**827**	1,225
Professional fees	**182,453**	84,981	**85,343**	38,489
Research and development	**103,183**	214,151	**(23,500)**	164,651
Travel	**4,321**	68,677	**1,472**	27,190
Loss for the period before other items	**(505,804)**	(606,320)	**(116,504)**	(316,921)
Other items				
Miscellaneous interest income		17,311		7,566
Write-down of mineral claims		(50,114)		
Write-down of deferred exploration cost		(214,865)		
Write-down of investment in license	**(499,999)**		**(499,999)**	
	(499,999)	(247,668)	**(499,999)**	
Loss for the period	**(1,005,803)**	(853,988)	**(616,504)**	(309,355)
Deficit, beginning of period	**(4,719,654)**	(3,505,691)	**(5,108,953)**	(4,050,324)
Deficit, end of period	**$(5,725,457)**	$(4,356,679)	**$(5,725,457)**	$(4,359,679)
Loss per share	**$(0.19)**	$(0.19)	**$(0.11)**	$(0.07)

Vault Systems Inc.
Interim Statements of Cash Flows

	Nine Months ended September 30,		Fiscal quarter ended September 30,	
	2001	**2000 (restated)**	**2001**	**2000**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	**$(1,005,803)**	$(853,988)	**$(616,504)**	$(309,355)
Item not affecting cash:				
Amortization	**9,128**	5,298	**3,043**	552
Write-down investment in license	**499,999**		**499,999**	
Write-down of mineral claims		50,114		
Write-down of deferred exploration costs		214,865		
Changes in non-cash operating working capital items:				
Accounts receivable	**7,833**	(24,520)	**33,366**	(11,446)
Prepaid expenses	**90,753**			
Accounts payable and accrued liabilities	**131,322**	(32,220)	**26,845**	(83,747)
Due to directors	**97,350**		**56,175**	
Cash flows used in operating activities	**(169,418)**	(640,451)	**(2,924)**	(403,996)
CASH FLOWS FROM FINANCING ACTIVITIES				
Stock subscriptions received				
Proceeds from issue of capital stock	**150,000**	1,650,000		
Cash flows provided from financing activities	**150,000**	1,650,000		
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets		(44,633)		(3,515)
Purchase of license		(500,000)		
Cash flows provided from investing activities		(544,633)		(3,515)
Increase (decrease) in cash during the period	**(19,418)**	464,916	**2,924**	(407,511)
Cash, beginning of period	**24,060**	1,359	**1,718**	873,786
Cash, end of period	**$4,642**	$466,275	**$4,642**	$466,275
Cash paid for interest during the period			**$ -**	$ -
Cash paid for income taxes during the period			**$ -**	$ -
NON-CASH FINANCING AND INVESTING				
Shares issued in lieu of debts		$ 178,673		

Vault Systems Inc.
Notes to Interim Financial Statements
September 30, 2001

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was in the process of exploring its mineral properties. In 1990, the Company changed its principal business to the development of computer oriented hardware and software. The Company was inactive from 1995 to a portion of 1999. During the year, the Company focused on business activity to the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at September 30, 2001	December 31, 2000
Deficit	$ (5,725,457)	$ (4,719,654)
Working capital (deficiency)	$ (244,323)	$102,353

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

License

License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product. During the current fiscal period management decided to write-down the carrying value of the license to a nominal value of $ 1.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options as described in Note 7. No compensation expenses is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Future income taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged more likely than not.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. MINERAL PROPERTIES

The Company formerly maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims were located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the current year, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes these costs may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

4. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Amortization	September 30, 2001	December 31, 2000
Software	$ 1,134	$ 992	$ 142	$ 567
Computer equipment	34,428	11,749	22,679	29,264
Furniture and office equipment	15,689	3,687	12,002	14,120
	$ 51,251	$ 16,428	$ 34,823	$ 43,951

5. LICENCES

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties. The Company also acquired the Electronic Medical Records (EMR) Computer Application Software from INToo Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. Management has decided to write-down the carrying value of the license to a nominal net book value of $ 1.

Vault Systems Inc.
Notes to Interim Financial Statements
September 30, 2001

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at September 30, 2001	5,607,371	$ 5,515,958

Included in issued share capital are 51,651 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years, upon reinstatement of the company to active status and subject to regulatory approval.

The following incentive stock options were outstanding at September 30, 2001:

Number of Shares	Exercise Price	Expiry Date
310,000	$ 1.55	February 21, 2002

All of these options have vested and are exercisable by the holder.

Vault Systems Inc.
Notes to Interim Financial Statements
September 30, 2001

7. STOCK OPTIONS AND WARRANTS (cont'd.....)

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	310,000	$ 1.55
Granted	-	-
Expired/cancelled	-	-
Exercised	-	-
Outstanding at September 30, 2001	310,000	$ 1.55

Following is a summary of the status of options outstanding at September 30, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.55	310,000	.39 years	$ 1.55	310,000	$ 1.55

The following share purchase warrants were outstanding at September 30, 2001:

Number of Shares	Exercise Price	Expiry Date
1,500,000	2.00	April 5, 2002

During the current fiscal period the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

8. RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2001, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $112,500 to a director or a company controlled by a director of the Company.
b) Paid or accrued management fees of $45,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended September 30, 2001, there were no significant non-cash transactions.

10. FUTURE INCOME TAXES

Future tax assets and liability:

Future tax assets:		
Capital assets	$	3,329
Loss carry forwards		517,570
Mineral properties written-off		170,254
Valuation allowance		(691,153)
Total future tax assets after valuation allowance	$	-
Net future tax liability	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2000, the Company had approximately $1,135,000 in non-capital losses expiring at various dates beginning in 2001, which are available for carry forward to reduce future income for tax purposes. The potential tax benefit of these losses has not been recorded in these financial statements.

	2000
Statutory income tax rate	(46.5.%)
Loss carried forward to future years	46.5.%
Effective tax rate	- %

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	September 30, 2001	**DATE OF REPORT:**	November 26,2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/11/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/11/26
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended September 30, 2001
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Consolidated Balance Sheet as at September 30, 2001 with comparative figures for the period ended December 31, 2000
2. Interim Consolidated Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended September 30, 2001 and 2000
3. Interim Consolidated Statements of Cash Flows for the fiscal quarters and year-to-date periods ended September 30, 2001 and 2000
4. Notes to Interim Financial Statements as at September 30, 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 95,000
Other miscellaneous	8,183
	$ 103,183

2. Related party transactions

During the fiscal quarter under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 37,500
- Paid or accrued management fees of $ 15,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

There were no securities issued or options granted during the fiscal quarter under review.

4. **Summary of securities as at the end of the reporting period.**

a). **Authorized**

100,000,000 common shares without par value

b). **Issued and outstanding as at September 30, 2001**	Number of shares	$ Amount
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of warrants – for cash	1,000,000	150,000
Balance as at September 30, 2001	5,607,371	$ 5,515,958

c). **Outstanding as at September 30, 2001**	**Warrants**	**Exercise price**
Exercisable on or before April 5, 2002 *	1,500,000	$ 2.00 per share

* Amended during the fiscal quarter under review. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

	Options	**Exercise price**
Exercisable on or before February 21, 2002	310,000	$ 0.1.55 per share

d). **Total number of shares in escrow or subject to a pooling agreement**	**Number of shares**
Escrowed shares	51,561

5. **List the names of the directors and officers as at the date this report is signed and filed.**

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

MANAGEMENT DISCUSSION
Schedule C

The Company's principal business activity is the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operation in the future. As at September 30, 2001 the Company had incurred a working capital deficiency of $ 244,323.

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties. The Company also acquired the Electronic Medical Records (EMR) Computer Application Software from INToo

Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. Management has decided to write-down the carrying value of the license to a nominal net book value of $ 1.

During the period under review the company acquired no additional capital equipment. The carrying value of the license was written-down by $ 499,999 to a nominal value of $ 1. There were no additional material write-offs or write-down of assets. There were no other material contracts or commitments. There are no material differences in the actual use of proceeds from previous disclosures regarding intended use of proceeds.

The Company entered into a Support Agreement dated September 20, 2000 whereby it was to pay to INToo $ 70,000 per month for specific work performed and invoiced on the development of specific software solutions. $ 420,000 was cumulatively paid to INToo for Research and Development under this agreement. The Support Agreement, which was subject to regulatory approval, was subsequently terminated on January 1, 2001 and any future support was to be paid for on a project-by-project basis.

During the period under review, the company entered into transactions with related parties, including the payments of consulting and management fees, as disclosed in schedule B to the Form 51 –901F quarterly report and as presented in the unaudited interim financial statements. These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

During the prior fiscal year the Company engaged Netserve Communications Ltd. in consideration for $ 5,000 per month, to provide investor relations services ("IR"). This agreement was terminated in December 2000. However, during the period under review the Company expended $ 25,685 on IR, of which $ 11,000 was paid to Netserve Communications Ltd. for fees and disbursements in completion of this engagement. The balance of expenditures on investor relations were limited to minor costs of press releases, development of promotional material and communicating to existing and new shareholders.

There were no material transactions or events subsequent to September 30, 2001.

C 7.

Quarterly Report Form 51-901F for the quarter ended June 30, 2001;

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	June 30, 2001	**DATE OF REPORT:**	August 27, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Interim Balance Sheet

	June 30, 2001	December 31, 2000
Assets		
Current		
Cash	**$1,718**	$24,060
Receivables	**37,152**	11,619
Prepaid expenses		90,753
	38,870	126,432
Capital assets	**37,866**	43,951
License	**500,000**	500,000
	537,866	543,951
	$576,736	$670,383
Liabilities and Shareholders'		
Liabilities		
Current		
Accounts payable and accrued liabilities	**$128,556**	$24,079
Due to directors	**41,175**	
	169,731	24,079
Shareholders' Equity		
Share capital	**5,515,958**	5,365,958
Deficit	**(5,108,953)**	(4,719,654)
	407,005	646,304
	$576,736	$670,383

Approved "*J. Michael Mackey*""
Director

Approved "*David Rees*"
Director

Vault Systems Inc.
Interim Statement of Operations and Deficit

	Six Months ended June 30, 2001	Six Months ended June 30, 2000 (restated)	Fiscal quarter ended June 30, 2001	Fiscal quarter ended June 30, 2000
Expenses				
Amortization	**$6,085**	$ 4,746	**$3,042**	$ 4,746
Bank charges and interest	**143**	95	**40**	48
Consulting	**80,000**	59,447	**37,500**	51,947
Investor relations	**25,685**	31,953	**8,742**	28,275
Listing and transfer fees	**16,952**	22,523	**13,885**	3,011
Management fees	**30,000**	22,500	**15,000**	15,000
Office and miscellaneous	**3,792**	7,056	**1,533**	4,394
Professional fees	**97,110**	46,493	**93,551**	33,118
Rent		3,600		2,400
Research and development	**126,683**	49,500	**50,000**	49,500
Travel	**2,849**	41,487	**1,395**	29,075
Loss for the period before other items	**(389,299)**	(289,400)	**(224,688)**	(221,514)
Other items				
Write-down of mineral claims		(50,114)		(50,114)
Write-down of deferred exploration cost		(214,865)		(214,865)
Interest income		9,746		9,746
		(255.233)		(255.233)
Loss for the year	**(389,299)**	(544,633)	**(224,688)**	(476,747)
Deficit, beginning of period	**(4,719,654)**	(3,505,691)	**(4,884,265)**	(3,573,577)
Deficit, end of period	**$(5,108,953)**	$(4,050,324)	**$(5,108,953)**	$(4,050,324)
Loss per share	**$(0.07)**	$(0.12)	**$(0.04)**	$(0.11)

UNAUDITED - PREPARED BY MANAGEMENT

Vault Systems Inc.
Interim Statements of Cash Flows

	Six Months ended June 30,		Fiscal quarter ended June 30,	
	2001	2000 (restated)	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	**$(389,299)**	$(544,633)	**$(224,688)**	$(476,747)
Item not affecting cash:				
Amortization	**6,085**	4,746	**3,042**	4,746
Write-down of mineral claims		50,114		50,114
Write-down of deferred exploration costs		214,865		214,865
Changes in non-cash operating working capital items:				
Accounts receivable	**(25,533)**	(13,073)	**7,061**	(10,347)
Receivable from directors			**12,325**	
Prepaid expenses	**90,753**		**90,951**	
Accounts payable and accrued liabilities	**104,477**	51,526	**64,413**	72,575
Due to directors	**41,175**		**30,475**	(7,500)
Cash flows used in operating activities	**(172,342)**	(236,455)	**(16,421)**	(152,294)
CASH FLOWS FROM FINANCING ACTIVITIES				
Stock subscriptions received				452,000
Proceeds from issue of capital stock	**150,000**	1,650,000		
Cash flows provided from financing activities	**150,000**	1,650,000		452,000
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets		(41,118)		(36,697)
Purchase of license		(500,000)		(450,000)
Cash flows provided from investing activities		(541,118)		(486,697)
Increase (decrease) in cash during the period	**(22,342)**	872,427	**(16,421)**	(186,991)
Cash, beginning of period	**24,060**	1,359	**18,139**	1,060,777
Cash, end of period	**$1,718**	$873,786	**$1,718**	$873,786
Cash paid for interest during the period			$ -	$ -
Cash paid for income taxes during the period			$ -	$ -
NON-CASH FINANCING AND INVESTING				
Shares issued in lieu of debts		$ 178,673		

Vault Systems Inc.
Notes to Interim Financial Statements
June 30, 2001

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was in the process of exploring its mineral properties. In 1990, the Company changed its principal business to the development of computer oriented hardware and software. The Company was inactive from 1995 to a portion of 1999. During the year, the Company focused on business activity to the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at June 30, 2001	December 31, 2000
Deficit	$ (5,108,953)	$ (4,719,654)
Working capital (deficiency)	$ (130,861)	$102,353

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

License

License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3-year straight-line basis commencing in the year of commercialization of the related product.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options as described in Note 7. No compensation expenses is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Future income taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged more likely than not.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. MINERAL PROPERTIES

The Company formerly maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims were located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the current year, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes these costs may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

4. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Amortization	June 30, 2001	December 31, 2000
Software	$ 1,134	$ 850	$ 284	$ 567
Computer equipment	34,428	9,554	24,874	29,264
Furniture and office equipment	15,689	2,981	12,708.	14,120
	$ 51,251	$ 13,385	$ 37,866	$ 43,951

5. LICENCES

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired the Electronic Medical Records (EMR) Computer Application Software from INToo Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. It also acquired an option to acquire full ownership of the Medical Mobile Software for 3 years for payment of $ 500,000 or the equivalent in the Company's treasury shares based on the then market price of the Company's shares. And it acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties, and the issuance from the Company's treasury shares equal to 19% of the total issued and outstanding shares after completion of the first $ 1,000,000 in financing by the Company in conjunction with the transactions contemplated in this Agreement together with a share purchase warrant to acquire an additional 700,000 of the Company's common shares for 2 years from the date of the Agreement. The terms and conditions are subject to the approval of the CDNX.

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at June 30, 2001	5,607,371	$ 5,515,958

6. SHARE CAPITAL (cont'd.....)

Included in issued share capital are 51,651 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at June 30, 2001:

Number of Shares	Exercise Price	Expiry Date
310,000	$ 1.55	February 21, 2002

All of these options have vested and are exercisable by the holder.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	310,000	$ 1.55
Granted	-	-
Expired/cancelled	-	-
Exercised	-	-
Outstanding at June 30, 2001	310,000	$ 1.55

7. STOCK OPTIONS AND WARRANTS (cont'd.....)

Following is a summary of the status of options outstanding at June 30, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.55	310,000	.64 years	$ 1.55	310,000	$ 1.55

The following share purchase warrants were outstanding at June 30, 2001:

Number of Shares	Exercise Price	Expiry Date
1,500,000	2.00	April 5, 2002

During the current fiscal period the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

8. RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2001, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $75,000 to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $30,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2001, there were no significant non-cash transactions.

Vault Systems Inc.
Notes to Interim Financial Statements
June 30, 2001

10. FUTURE INCOME TAXES

Future tax assets and liability:

Future tax assets:		
Capital assets	$	3,329
Loss carryforwards		517,570
Mineral properties written-off		170,254
Valuation allowance		(691,153)
Total future tax assets after valuation allowance	$	-
Net future tax liability	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2000, the Company had approximately $1,135,000 in non-capital losses expiring at various dates beginning in 2001, which are available for carryforward to reduce future income for tax purposes. The potential tax benefit of these losses has not been recorded in these financial statements.

	2000
Statutory income tax rate	(46.5.%)
Loss carried forward to future years	46.5.%
Effective tax rate	- %

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	June 30, 2001	**DATE OF REPORT:**	August 27, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended June 30, 2001
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Consolidated Balance Sheet as at June 30, 2001 with comparative figures for the period ended December 31, 2000
2. Interim Consolidated Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended June 30, 2001 and 2000
3. Interim Consolidated Statements of Cash Flows for the fiscal quarters and year-to-date periods ended June 30, 2001 and 2000
4. Notes to Interim Financial Statements as at June 30, 2001

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 70,000
Technological consulting	50,000
Other miscellaneous	6,683
	$ 126,683

2. Related party transactions

During the fiscal quarter under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 37,500
- Paid or accrued management fees of $ 15,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

There were no securities issued or options granted during the fiscal quarter under review.

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at June 30, 2001		

Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of warrants – for cash	1,000,000	150,000
Balance as at June 30, 2001	5,607,371	$ 5,515,958

c). Outstanding as at June 30, 2001		**Warrants**	**Exercise price**
Exercisable on or before April 5, 2002	*	1,500,000	$ 2.00 per share

* Amended during the fiscal quarter under review. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

	Options	**Exercise price**
Exercisable on or before February 21, 2002	310,000	$ 0.1.55 per share

d). Total number of shares in escrow or subject to a pooling agreement	**Number of shares**
Escrowed shares	51,561

5. **List the names of the directors and officers as at the date this report is signed and filed.**

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

MANAGEMENT DISCUSSION
Schedule C

The Company's principal business activity is the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operation in the future. As at June 30, 2001 the Company had incurred a working capital deficiency of $ 130,861.

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired the Electronic Medical Records (EMR) Computer Application Software from INToo Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. It also acquired an option to acquire full ownership of the Medical Mobile Software for 3 years for payment of $ 500,000 or the equivalent in the Company's treasury shares based on the then market price of the Company's shares. And it acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties, and the issuance from the Company's treasury shares equal to 19% of the total issued and outstanding shares after completion of the first

$ 1,000,000 in financing by the Company in conjunction with the transactions contemplated in this Agreement together with a share purchase warrant to acquire an additional 700,000 of the Company's common shares for 2 years from the date of the Agreement. The terms and conditions are subject to the approval of the CDNX.

During the period under review the company acquired no additional capital equipment. There were no material write-offs or write-down of assets. There were no other material contracts or commitments. There are no material differences in the actual use of proceeds from previous disclosure regarding intended use of proceeds.

The Company entered into a Support Agreement dated September 20, 2000 whereby it was to pay to INToo $ 70,000 per month for specific work performed and invoiced on the development of specific software solutions. $ 420,000 was cumulatively paid to INToo for Research and Development under this agreement. The Support Agreement, which was subject to regulatory approval, was subsequently terminated on January 1, 2001 and any future support will be paid for on a project-by-project basis.

During the period under review, the company entered into transactions with related parties, including the payments of consulting and management fees, as disclosed in schedule B to the Form 51 –901F quarterly report and as presented in the unaudited interim financial statements. These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

During the prior fiscal year the Company engaged Netserve Communications Ltd. in consideration for $ 5,000 per month, to provide investor relations services ("IR"). This agreement was terminated in December 2000. However, during the period under review the Company expended $ 25,685 on IR, of which $ 11,000 was paid to Netserve Communications Ltd. for fees and disbursements in completion of this engagement. The balance of expenditures on investor relations were limited to minor costs of press releases, development of promotional material and communicating to existing and new shareholders.

There were no material transactions or events subsequent to June 30, 2001.

C 8.

Quarterly Report Form 51-901F for the quarter ended March 31, 2001.

C8

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedule A

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	March 31, 2001	**DATE OF REPORT:**	August 27, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/08/27
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
Notes to Interim Financial Statements
March 31, 2001

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was in the process of exploring its mineral properties. In 1990, the Company changed its principal business to the development of computer oriented hardware and software. The Company was inactive from 1995 to a portion of 1999. During the year, the Company focused on business activity to the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

	As at March 31, 2001	December 31, 2000
Deficit	$ (4,884,265)	$ (4,719,654)
Working capital	$ 90,785	$102,353

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Financial instruments

The Company's financial instruments consist of cash, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided for annually using the declining balance method at the following rates. In the year of acquisition, capital assets are amortized at 50% of the applicable rates.

Software	100%
Computer equipment	30%
Furniture and office equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

License

License is stated at cost and is adjusted to net realizable value if there is a decline in value that is other than temporary. Amortization will be recorded on a 3 year straight-line basis commencing in the year of commercialization of the related product.

Foreign currency translation

Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates.

Stock-based compensation plan

The Company grants options as described in Note 7. No compensation expenses is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Segment information

The Company currently conducts substantially all of its operations in Canada in one business segment.

Future income taxes

Future income tax assets and liabilities are established where the accounting net book value of assets and liabilities differs from the corresponding tax basis. The benefit of future income tax assets is only recognized where their realization is judged more likely than not.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MINERAL PROPERTIES

The Company formerly maintained a 100% interest in the Lock #1 - #4 Eagle and Raven claims. These claims were located in the Queen Charlotte Islands, British Columbia. During 1988, the land surrounding the Company's claims was included in an area designated by the Government of British Columbia as a park reserve. During the current year, management of the Company determined that there was uncertainty relating to the recoverability of the mineral properties and accordingly, all related costs were written-down to reflect the impairment in value. Management is monitoring the progress of similar claims and believes these costs may be recovered. However, the ultimate resolution of this matter is uncertain at this time.

4. CAPITAL ASSETS

	Cost	Accumulated Amortization	Net Book Value March 31, 2001	Net Book Value December 31, 2000
Software	$ 1,134	$ 708	$ 426	$ 567
Computer equipment	34,428	7,359	27,069	29,264
Furniture and office equipment	15,689	2,275	13,414	14,120
	$ 51,251	$ 13,385	$ 40,908	$ 43,951

5. LICENCES

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired the Electronic Medical Records (EMR) Computer Application Software from INToo Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. It also acquired an option to acquire full ownership of the Medical Mobile Software for 3 years for payment of $ 500,000 or the equivalent in the Company's treasury shares based on the then market price of the Company's shares. And it acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties, and the issuance from the Company's treasury shares equal to 19% of the total issued and outstanding shares after completion of the first $ 1,000,000 in financing by the Company in conjunction with the transactions contemplated in this Agreement together with a share purchase warrant to acquire an additional 700,000 of the Company's common shares for 2 years from the date of the Agreement. The terms and conditions are subject to the approval of the CDNX.

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of share purchase warrants – for cash	1,000,000	150,000
Balance as at March 31, 2001	5,607,371	$ 5,515,958

6. SHARE CAPITAL (cont'd.....)

Included in issued share capital are 51,651 common shares that are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without consent of the regulatory authorities.

In January 2001, the Company issued 1,000,000 common shares at a price of $0.15 per share for total cash proceeds of $150,000 pursuant to the exercise of share purchase warrants.

7. STOCK OPTIONS AND WARRANTS

The Company, in accordance with the policies of the Canadian Venture Exchange, is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at March 31, 2001:

Number of Shares	Exercise Price	Expiry Date
310,000	$ 1.55	February 21, 2002

All of these options have vested and are exercisable by the holder.

Following is a summary of the stock option activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	310,000	$ 1.55
Granted	-	-
Expired/cancelled	-	-
Exercised	-	-
Outstanding at March 31, 2001	310,000	$ 1.55

7. STOCK OPTIONS AND WARRANTS (cont'd.....)

Following is a summary of the status of options outstanding at March 31, 2001:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 1.55	310,000	.89 years	$ 1.55	310,000	$ 1.55

The following share purchase warrants were outstanding at March 31, 2001:

Number of Shares	Exercise Price	Expiry Date
1,500,000	2.00	April 5, 2002

Subsequent the March 31, 2001 the Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

8. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2001, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting fees of $37,500 to a director or a company controlled by a director of the Company.

b) Paid or accrued management fees of $15,000 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9. SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2001, there were no significant non-cash transactions.

10. FUTURE INCOME TAXES

Future tax assets and liability:

Future tax assets:		
	$	3,329
Capital assets		
Loss carryforwards		517,570
Mineral properties written-off		170,254
Valuation allowance		(691,153)
Total future tax assets after valuation allowance	$	-
Net future tax liability	$	-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. It is reasonably possible these estimates could change due to future income and the timing and manner of the reversal of future tax liabilities.

At December 31, 2000, the Company had approximately $1,135,000 in non-capital losses expiring at various dates beginning in 2001, which are available for carryforward to reduce future income for tax purposes. The potential tax benefit of these losses has not been recorded in these financial statements.

	2000
Statutory income tax rate	(46.5.%)
Loss carried forward to future years	46.5.%
Effective tax rate	- %

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of Schedules B and C

ISSUER DETAILS

NAME OF ISSUER:	Vault Systems Inc.		
ISSUER ADDRESS:	Suite 430, 580 Hornby Street, Vancouver, B.C. V6C 3B8		
ISSUER TEL NO.:	604-222-4971	**ISSUER FAX NO.:**	604-222-2103
CONTACT PERSON:	J. Michael Mackey	**CONTACT POSITION:**	President
CONTACT E-MAIL ADDRESS:			
WEBSITE ADDRESS:	www.vault-systems.com		
FOR QUARTER ENDED:	March 31, 2001	**DATE OF REPORT:**	May 29, 2001

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

"J. Michael Mackey"	J. Michael Mackey	2001/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)
"David Rees"	David Rees	2001/05/29
Director's Signature	Print Full Name	Date Signed (yy/mm/dd)

Vault Systems Inc.
For the quarter ended March 31, 2001
FINANCIAL INFORMATION
Schedule A

Financial information prepared in accordance with Section 1751 of the C.I.C.A. Handbook or CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* as per attached:

1. Interim Consolidated Balance Sheet as at March 31, 2001 with comparative figures for the period ended December 31, 2000
2. Interim Consolidated Statements of Loss and Deficit for the fiscal quarters and year-to-date periods ended March 31, 2001 and 2000
3. Interim Consolidated Statements of Cash Flows for the fiscal quarters and year-to-date periods ended March 31, 2001 and 2000

SUPPLEMENTARY INFORMATION
Schedule B

Supplementary information not otherwise provided in Schedule A

1. Analysis of expenses and deferred costs

a) Breakdown of expensed research and development

INToo support agreement	$ 70,000
Other miscellaneous	6,683
	$ 76,683

2. Related party transactions

During the period under review the Company entered into the following transactions with related parties

- Paid or accrued consulting fees to directors of the Company in the amount of $ 37,500
- Paid or accrued management fees of $ 15,000 to a director of the Company

These transactions were in the normal course of operations and were measured at the exchange value that represented the amount of consideration established and agreed to by the related parties.

3. Summary of securities issued and options granted during the period.

During the period under review the company issued 1,000,000 common shares for total proceeds of $ 150,000 pursuant to the exercise of share purchase warrants.

4. Summary of securities as at the end of the reporting period.

a). Authorized
100,000,000 common shares without par value

	Number of shares	$ Amount
b). Issued and outstanding as at March 31, 2001		

Balance as at December 31, 2000	4,607,371	$ 5,365,958
Exercise of warrants – for cash	1,000,000	150,000
Balance as at March 31, 2001	5,607,371	$ 5,515,958

c). Outstanding as at March 31, 2001		**Warrants**	**Exercise price**
Exercisable on or before April 5, 2002	*	1,500,000	$ 2.00 per share

* Amended subsequent to the period under review. The original terms set a price of $ 1.00 per share, exercisable on or before April 5, 2001.

	Options	**Exercise price**
Exercisable on or before February 21, 2002	310,000	$ 0.1.55 per share

d). Total number of shares in escrow or subject to a pooling agreement	**Number of shares**
Escrowed shares	51,561

5. *List the names of the directors and officers as at the date this report is signed and filed.*

J. Michael Mackey	Director	President	Chief Operating Officer
David Rees	Director	Secretary	
H. Barry Hemsworth	Director		

MANAGEMENT DISCUSSION

Schedule C

The Company's principal business activity is the development of software for the medical profession and ancillary fields. The Company is considered to be in the development stage.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operation in the future. As at March 31, 2001 the Company maintained a working capital balance of $ 90,786.

Pursuant to an agreement dated May 23, 2001 (terminating a former agreement dated August 23, 2000) the Company acquired the Electronic Medical Records (EMR) Computer Application Software from INToo Software Corporation ("INToo"), including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement. It also acquired an option to acquire full ownership of the Medical Mobile Software for 3 years for payment of $ 500,000 or the equivalent in the Company's treasury shares based on the then market price ofthe Company's shares. And it acquired a non-exclusive world wide license to the e-Medical Explorer procurement technology ("eMedical Explorer"), a worldwide Internet software solution for the medical profession and ancillary fields, for 20 years with an option to renew for 20 years by mutual consent of the parties, for initial consideration in the amount of $500,000. Additional consideration includes payments to INToo of $ 21,800 upon closing, 20% of net revenues realized by the Company by licensing the eMedical Explorer to third parties, and the issuance from the Company's treasury shares equal to 19% of the total issued and outstanding shares after completion of the first $ 1,000,000 in financing by the Company in conjunction with the transactions contemplated in this Agreement together with a

share purchase warrant to acquire an additional 700,000 of the Company's common shares for 2 years from the date of the Agreement. The terms and conditions are subject to the approval of the CDNX.

During the period under review the company acquired no additional capital equipment. There were no material write-offs or write-down of assets. There were no other material contracts or commitments. There are no material differences in the actual use of proceeds from previous disclosure regarding intended use of proceeds.

The Company entered into a Support Agreement dated September 20, 2000 whereby it was to pay to INToo $ 70,000 per month for specific work performed and invoiced on the development of specific software solutions. $ 420,000 was cumulatively paid to INToo for Research and Development under this agreement. The Support Agreement, which was subject to regulatory approval, was subsequently terminated on January 1, 2001 and any future support will be paid for on a project-by-project basis.

During the period under review, the company entered into transactions with related parties, including the payments of consulting and management fees, as disclosed in schedule B to the Form 51 –901F quarterly report and as presented in the unaudited interim financial statements. These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

During the prior fiscal year the Company engaged Netserve Communications Ltd. in consideration for $ 5,000 per month, to provide investor relations services ("IR"). This agreement was terminated in December 2000. However, during the period under review the Company expended $ 16,943 on IR, of which $ 11,000 was paid to Netserve Communications Ltd. for fees and disbursements in completion of this engagement. The balance of expenditures on investor relations were limited to minor costs of press releases, development of promotional material and communicating to existing and new shareholders.

Subsequent to March 31, 2001 the following events occurred:

1. The Company acquired regulatory approval to extend the expiry date of 1,500,000 warrants to April 5, 2002, exercisable at a new exercise price of $ 2.00 per share.
2. The Company signed an agreement with INToo software dated May 23, 2001 for the acquisition of the Electronic Medical Record (EMR) Computer Application Software and terminated a former agreement with INToo dated August 23, 2000. The terms of which are referred to above.

F 1.

All news releases of the Company are included from January 1, 2001 to the date of this submission.

VAULT MINERALS INC.

News Release

PRIVATE PLACEMENT ANNOUNCED

Trading Symbol: VMI – The TSX Venture Exchange October 10, 2003

Vault Minerals Inc. (the "Company") is pleased to announce a non-brokered private placement financing of up to $700,000, consisting of 2 million units at $0.35. Each unit consists of one share and one share purchase warrant exercisable for a period of one year from closing at $0.45. The private placement is subject to regulatory approval.

Proceeds from the placement will be used to fund fall/winter exploration programs on its two core mineral projects in Ontario.

The Lebel Gold Project is strategically located in the historic Kirkland Lake Gold camp (see News Release October 9, 2003) and the fall/winter program includes diamond drilling.

The Attawapiskat Diamond Project is a 500 square kilometer, wholly owned land holding in the James Bay Lowlands Diamond area 40 to 70 kilometers southeast of the DeBeers Mining Company's Victor Pipe (see news release September 22, 2003).

Vault Minerals Inc. is based in Vancouver, Canada. Its capital consists of 6,785,540 issued shares and outstanding shares.

For more information contact J. Michael Mackey, President, phone: 604-687-4456, fax: 604-687-0586, email: vault@shawbiz.ca or visit our website at www.vaultminerals.com

VAULT MINERALS INC.

News Release

Vault Initiates Exploration Planning and Data Compilations for its Lebel Gold Project in Kirkland Lake, Ontario

Trading Symbol: VMI – The TSX Venture Exchange October 8, 2003

Vault Minerals Inc. (the "Company") is pleased to announce the commencement of a program of detailed data compilation for the Company's strategically located group of claims in the heart of Ontario's historic Kirkland Lake gold area, known as the Lebel Project. The results of this study will be used to help plan the Company's forthcoming exploration and development of the property which is now believed to host the eastern extension of Kirkland Lake's "Main Break", the key gold bearing structure for mines that make up Kirkland Lake's "Golden Mile".

The Lebel Project consists of four historic gold properties all in Lebel Township, 2 to 6 kilometers east of the Town of Kirkland Lake. The properties were amalgamated in 1999 into 60, road accessible, contiguous claim units, of which 27 are owned outright and 33 are optioned with rights to earn 100% equity interests through cash payments. Royalties range from zero to less than 2% of net smelter returns. The combined properties contain 8 shafts, including 2 past gold producers from the prolific 1930's and 1940's era, and numerous surface gold showings.

Recent geological re-interpretations of the Kirkland Lake area, independently supported by the results from new trenching on Vault's property 2000, which suggest the Lebel properties lie directly on the eastern extension of the Kirkland Lake "Main Break". Vein systems in this fault system have been the richest in the area and have, to date, cumulatively produced over 27 million ounces of gold at an overall mining grade of approximately 15 grams gold/tonne (about one half ounce/ton).

In addition to locating the Kirkland Lake "Main Break", exploration on Vault's property in 2000 significantly expanded a previously known gold occurrence, a 50 meter-wide series of sub-parallel gold bearing veins and disseminations along a 500 meter strike length a little south of the inferred "Main Break". Channel samples from the extensive trenching showed increasing gold values eastwards (up to 3 ounces over 2.7 meters). At this point, the zone passes into an area of relatively shallow overburden where interpretation of drilling done in the 1930's and 40's suggests it likely transforms into a sizeable gold-bearing stockwork.

Another, separate, promising bulk tonnage prospect located south of the "Main Break" was also trenched in 2000. It was found to be a 30 meter-wide zone of gold mineralization, consistently carrying at least 1 gram gold per tonne. This mineralization is interpreted to be over 300 meters long and is open along strike and at depth, where size and grade enhancement are possible. Such bulk tonnage targets have significant potential

on the Lebel properties because open pit mining will be very inexpensive there, and custom milling is available a few kilometers away, at the nearby Macassa mill in Kirkland Lake.

Vault has now commenced a detailed compilation of historic data from and around the Lebel properties and will integrate the results of this work with recently available, new, government geological and geophysical data. The new compilation will be used to improve Vault's plan for the exploration on the Lebel properties. As currently envisaged, exploration would initially focus on surface work along the "Main Break" together with overburden removal and outcrop sampling of known areas of potential open pit mineralization. Follow-up work would likely test drill targets on the "Main Break" and quantify newly stripped, near surface potential open pit mineralization.

In addition to its Lebel gold project Vault holds over 500 square kilometers of contiguous claims in the Attawapiskat diamond area in the James Bay Lowlands, Ontario. Samples collected on these claims contain promising diamond indicator minerals. A winterized camp is being prepared for exploration of these claims after freeze-up this coming winter.

Vault Minerals Inc. is based in Vancouver, Canada. Its capital consists of 6,785,540 issued shares and outstanding shares.

For more information contact J. Michael Mackey, President, phone: 604-687-4456, fax: 604-687-0586, email: vault@shawbiz.ca or visit our website at www.vaultminerals.com

VAULT MINERALS INC.

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

Vault Commences Exploration for Diamonds

Trading Symbol: VMI – The TSX Venture Exchange **September 22, 2003**

Vault Minerals Inc. (the "Company") is pleased to announce that it has completed a field program of sample collection and property examination on its wholly owned 55,000 hectares (or 200 square mile) property, near Attawapiskat in Ontario's James Bay Lowlands diamond play.

Results from this program, and the ongoing compilation of other related geological and geophysical data, will be used to formulate the Company's long range exploration plans at Attawapiskat, including establishment of an all weather camp in preparation for the fall and winter exploration programs.

Vault's Attawapiskat property lies between 40 and 70 kilometers southeast of the Victor Kimberlite pipe, where De Beers is completing a final mine feasibility study, with a production decision expected by year end. The Company's landholdings cover the southeast extension of the major diabase dike system that appears spatially related to the large Victor pipe and to the other 18 Attawapiskat kimberlites, according to recently published government interpretation of geological and geophysical data in this area. Vault's predecessor company recognized this relationship 3 years ago, and initially staked a core group of claims in 2000.

A consortium of companies; Metalex, Kelex, Arctic Star, Big Red Diamond and Antoro, also began acquiring claims, some directly tied on to the Vault claims. To date the consortium has spent in excess of $4 million on this land and have recovered promising diamond indicator minerals from numerous auger samples whose compositions are similar to those found in large diamonds at the Ekati mine and elsewhere. Kimberlite fragments and angular indicator grains found in some of their auger samples suggest local sources that, the consortium believes, are likely to be several undiscovered diamond-bearing kimberlites.

Gravel and till samples from Vault's 200 square mile contiguous claim block contain promising diamond indicator minerals of apparently similar compositions. Vault's property remains largely unexplored and has significant diamond potential in its own right. The claims are all valid without further work until 2005.

The Company has just completed a helicopter supported exploration program of gravel and glacial till sampling that will serve as a reconnaissance and field study of Vault's new property before freeze-up and snow cover. The exploration program was carried out under the supervision of the Company's Qualified Person and Director, Andy Chater P. Geo. The results from this work and from ongoing compilations of geological,

geophysical, terrain and remote sensing data will be used to help formulate Vault's long range exploration plans. Vault envisages an expanded exploration program on its Attawapiskat property this coming winter, when surface access for equipment is possible.

In addition to its diamond prospect the Company holds 60 road accessible contiguous claim units in the heart of the historic Kirkland Lake gold camp.

An exploration and development program is being finalized for late fall/winter 2003/04 for this project (the Lebel project) and details will be released shortly.

Vault Minerals Inc. is based in Vancouver, Canada. Its capital consists of 6,785,540 issued shares.

For more information contact Michael Mackey, phone (604) 222 4971, email j.m.m@telus.net.

On Behalf of the Board
VAULT MINERALS INC.

"J. Michael Mackey"

J. Michael Mackey, President

VAULT MINERALS INC.

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE (Amended) August 25, 2003

REORGANIZATION NOW COMPLETE

Vault Minerals Inc. ("Vault") TSXv.VMI is pleased to announce it has completed a full reorganization, which includes the acquisition of Goldaur Resources Inc. ("Goldaur"), a privately owned Ontario company with two core mineral exploration projects in Ontario.

The aerially extensive Attawapiskat Diamond Project is a major, wholly owned land holding in the James Bay lowlands and the Lebel Gold Project is strategically located in the heart of the historic Kirkland Lake gold camp.

Financing has been provided by way of a private placement of 2,630,000 units at $0.20 (consisting of one share and one warrant exercisable at $0.30) to net the treasury $526,000.00 through the facilities of Haywood Securities Inc. These funds will be used to finance exploration and development of the two mineral projects.

The Attawapiskat Project – Diamonds

This 100% owned property is one contiguous 55,136 hectare block (140,000 acres) which lies from 40 to 70 kilometers southwest of the DeBeers mining company's Victor kimberlite pipe. A diamond production decision for the Victor pipe is expected by the end of this year.

Goldaur staked the core claim in early 2000. The following year a consortium of companies including Metalex, Arctic Star, and Bid Red Diamond/Amtoro Joint Venture began acquiring land in the area, much of which is directly tied onto the Vault claims. To date the consortium, under the direction of Chuck Fipke, has spent in excess of $4 million on this land and they report promising diamond indicator minerals from Kimberlites.

Vault's property remains largely unexplored although samples collected in 2002 contain promising diamond indicator minerals. Pre freeze-up reconnaissance work on this property is scheduled for September of this year with follow-up exploration to begin early in the new year.

The Lebel Project – Gold

The Lebel project consists of 4 historic gold properties, 2 to 6 kilometers east of the town of Kirkland Lake. The property is made up of 60 road accessible, contiguous claims that contain 8 shafts, including 2 past gold producers along with numerous surface gold showings.

Recent geological re-interpretations of the Kirkland Lake area, independently supported by trenching on Vault's Lebel property in 2000, suggest the property lies directly on the eastern extension of the Kirkland Lake "Main Break". Vein systems from this fault system are the richest in the area and have, to date, cumulatively produced over 27 million ounces of gold at an overall mining grade of 15 grams/ton (approximately 0.5 ounces/ton).

As well as locating a "Main Break" type structure in 2000, exploration on Vault's property uncovered a 50 meter-wide series of sub-parallel gold bearing veins and disseminations along a 500-meter strike length. Channel samples showed increasing gold values eastwards (up to 3 ounces over 2.7 meters). At this point the zone passes into an area of relatively shallow overburden where interpretation of historic drilling done in the 30's and 40's suggests it likely transforms into a sizeable gold-bearing stockwork. Another, separate, promising bulk tonnage prospect on the Lebel Project was also trenched in 2000 and found to be a 30 meter wide zone of gold mineralization consistently carrying at least 1 gram gold per ton. It is over 300 meters long and open along strike and at depth, where size and grade enhancement is possible. Such targets are of real interest on the Lebel property because of economical open pit mining with custom milling available at the nearby Macassa mill in Kirkland Lake.

On Behalf of the Board
VAULT MINERALS INC.

"J. Michael Mackey"

J. Michael Mackey, President
For further information contact: email: jmmackey@telus.net
Tel: 604-222-4971

VAULT SYSTEMS INC.

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE August 25, 2003

REORGANIZATION NOW COMPLETE

Vault Minerals Inc. ("Vault") TSXv.VMI is pleased to announce it has completed a full reorganization, which includes the acquisition of Goldaur Resources Inc. ("Goldaur"), a privately owned Ontario company with two core mineral exploration projects in Ontario.

The aerially extensive Attawapiskat Diamond Project is a major, wholly owned land holding in the James Bay lowlands and the Lebel Gold Project is strategically located in the heart of the historic Kirkland Lake gold camp.

Financing has been provided by way of a private placement of 2,630,000 units at $0.20 (consisting of one share and one warrant exercisable at $0.30) to net the treasury $526,000.00 through the facilities of Haywood Securities Inc. These funds will be used to finance exploration and development of the two mineral projects.

The Attawapiskat Project – Diamonds

This 100% owned property is one contiguous 55,136 hectare block (140,000 acres) which lies from 40 to 70 kilometers southwest of the DeBeers mining company's Victor kimberlite pipe. A diamond production decision for the Victor pipe is expected by the end of this year.

Goldaur staked the core claim in early 2000. The following year a consortium of companies including Metalex, Arctic Star, and Bid Red Diamond/Amtoro Joint Venture began acquiring land in the area, much of which is directly tied onto the Vault claims. To date the consortium, under the direction of Chuck Fipke, has spent in excess of $4 million on this land and they report promising diamond indicator minerals from Kimberlites.

Vault's property remains largely unexplored although samples collected in 2002 contain promising diamond indicator minerals. Pre freeze-up reconnaissance work on this property is scheduled for September of this year with follow-up exploration to begin early in the new year.

The Lebel Project – Gold

The Lebel project consists of 4 historic gold properties, 2 to 6 kilometers east of the town of Kirkland Lake. The property is made up of 60 road accessible, contiguous claims that contain 8 shafts, including 2 past gold producers along with numerous surface gold showings.

Recent geological re-interpretations of the Kirkland Lake area, independently supported by trenching on Vault's Lebel property in 2000, suggest the property lies directly on the eastern extension of the Kirkland Lake "Main Break". Vein systems from this fault system are the richest in the area and have, to date, cumulatively produced over 27 million ounces of gold at an overall mining grade of 15 grams/ton (approximately 0.5 ounces/ton).

As well as locating a "Main Break" type structure in 2000, exploration on Vault's property uncovered a 50 meter-wide series of sub-parallel gold bearing veins and disseminations along a 500-meter strike length. Channel samples showed increasing gold values eastwards (up to 3 ounces over 2.7 meters). At this point the zone passes into an area of relatively shallow overburden where interpretation of historic drilling done in the 30's and 40's suggests it likely transforms into a sizeable gold-bearing stockwork. Another, separate, promising bulk tonnage prospect on the Lebel Project was also trenched in 2000 and found to be a 30 meter wide zone of gold mineralization consistently carrying at least 1 gram gold per ton. It is over 300 meters long and open along strike and at depth, where size and grade enhancement is possible. Such targets are of real interest on the Lebel property because of economical open pit mining with custom milling available at the nearby Macassa mill in Kirkland Lake.

On Behalf of the Board
VAULT MINERALS INC.

"J. Michael Mackey"

J. Michael Mackey, President
For further information contact: email: jmmackey@telus.net
Tel: 604-222-4971

VAULT MINERALS INC.

(formerly Vault Systems Inc.)

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

July 23, 2003 – Vault Systems Inc. (the "Company") has completed its acquisition of Goldaur Resources Ltd. and the concurrent equity financing of 2,630,000 units at $0.20 per unit. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company, and the shareholders of Goldaur have received an aggregate of 2,500,000 common shares, 2,500,000 share purchase warrants exercisable at $0.30 per share for a period of two years, and 1,000,000 contingent value rights entitling them to receive up to 1,000,000 additional shares of the Company if certain financing commitments are not reached within the next year. A finder's fee of 100,000 shares was paid on the acquisition. The securities issued to the Goldaur shareholders have no resale restrictions. The finder's fees shares are subject to a hold period expiring on November 23, 2003.

Concurrent with closing of the acquisition, the Company has completed a $526,000 equity financing, with the issuance of 2,630,000 units consisting of one common share and one warrant at a price of $0.20 per unit (the "Private Placement"). Haywood Securities Inc. received a finder's fee of $20,800 in cash and 156,000 units of the Company. The shares and warrants issued on the financing and as part of the finders fee are subject to a hold period expiring November 23, 2003. 1,350,000 of the units were issued on a flow-through basis.

The Company is proceeding with the exploration programs on its Attawapiskat Property, in the Attawapiskat area of Northern Ontario. Goldaur also has significant gold properties in the Kirland Lake gold camp and the directors are reviewing various options for the development of these properties.

Pursuant to the financing, John Tognetti acquired 425,000 shares of the Company and warrants to acquire an additional 425,000 shares of the Company. Prior to the acquisition, Mr. Tognetti owned and exercised control over 149,333 shares of the Company. Upon completion of the financing, Mr. Tognetti owns and exercises controls over 574,333 shares of the Company representing 8.46% of the outstanding shares of Company on a non-diluted basis and holds warrants which, if exercised, could increase his holdings in the Company to 999,333 common shares representing 13.86% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

In addition, Mr. Ian A. Macintosh, a shareholder of Goldaur Resources Inc. acquired 100,000 shares of the Company pursuant to the financing and warrants to acquire an additional 100,000 shares of the Company. Pursuant to the acquisition, Mr. Macintosh acquired, in exchange for his shares in Goldaur, 869,868 shares of the Company and warrants and contingent value rights to acquire and additional 1,217,810 shares of the Company. Upon completion of the financing and the acquisition, Mr. Macintosh owns and exercises controls over 969,869 shares of the Company representing 14.29% of the outstanding shares of Company on a non-diluted basis and holds warrants and rights which, if exercised, could increase his holdings in the Company to 2,287,679 common shares representing 28.23% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey
President at (604) 222-4971

VAULT MINERALS INC.

(formerly Vault Systems Inc.)

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

July 23, 2003 – Vault Systems Inc. (the "Company") has completed its acquisition of Goldaur Resources Ltd. and the concurrent equity financing of 2,630,000 units at $0.20 per unit. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company, and the shareholders of Goldaur have received an aggregate of 2,500,000 common shares, 2,500,000 share purchase warrants exercisable at $0.30 per share for a period of two years, and 1,000,000 contingent value rights entitling them to receive up to 1,000,000 additional shares of the Company if certain financing commitments are not reached within the next year. A finder's fee of 100,000 shares was paid on the acquisition. The securities issued to the Goldaur shareholders have no resale restrictions. The finder's fees shares are subject to a hold period expiring on November 23, 2003.

Concurrent with closing of the acquisition, the Company has completed a $526,000 equity financing, with the issuance of 2,630,000 units consisting of one common share and one warrant at a price of $0.20 per unit (the "Private Placement"). Haywood Securities Inc. received a finder's fee of $20,800 in cash and 156,000 units of the Company. The shares and warrants issued on the financing and as part of the finders fee are subject to a hold period expiring November 23, 2003. 1,350,000 of the units were issued on a flow-through basis.

The Company is proceeding with the exploration programs on its Attawapiskat Property, in the Attawapiskat area of Northern Ontario. Goldaur also has significant gold properties in the Kirland Lake gold camp and the directors are reviewing various options for the development of these properties.

Pursuant to the financing, John Tognetti acquired 425,000 shares of the Company and warrants to acquire an additional 425,000 shares of the Company. Prior to the acquisition, Mr. Tognetti owned and exercised control over 149,333 shares of the Company. Upon completion of the financing, Mr. Tognetti owns and exercises controls over 574,333 shares of the Company representing 8.46% of the outstanding shares of Company on a non-diluted basis and holds warrants which, if exercised, could increase his holdings in the Company to 999,333 common shares representing 13.86% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

In addition, Mr. Ian A. Macintosh, a shareholder of Goldaur Resources Inc. acquired 100,000 shares of the Company pursuant to the financing and warrants to acquire an additional 100,000 shares of the Company. Pursuant to the acquisition, Mr. Macintosh acquired, in exchange for his shares in Goldaur, 869,868 shares of the Company and warrants and contingent value rights to acquire and additional 1,217,810 shares of the Company. Upon completion of the financing and the acquisition, Mr. Macintosh owns and exercises controls over 969,869 shares of the Company representing 14.29% of the outstanding shares of Company on a non-diluted basis and holds warrants and rights which, if exercised, could increase his holdings in the Company to 2,287,679 common shares representing 28.23% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey
President at (604) 222-4971

VAULT MINERALS INC.

(formerly Vault Systems Inc.)
430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

July 23, 2003 – Vault Systems Inc. (the "Company") has completed its acquisition of Goldaur Resources Ltd. and the concurrent equity financing of 2,630,000 units at $0.20 per unit. Pursuant to the acquisition, Goldaur has become a wholly owned subsidiary of the Company, and the shareholders of Goldaur have received an aggregate of 2,500,000 common shares, 2,500,000 share purchase warrants exercisable at $0.30 per share for a period of two years, and 1,000,000 contingent value rights entitling them to receive up to 1,000,000 additional shares of the Company if certain financing commitments are not reached within the next year. A finder's fee of 100,000 shares was paid on the acquisition. The securities issued to the Goldaur shareholders have no resale restrictions. The finder's fees shares are subject to a hold period expiring on November 23, 2003.

Concurrent with closing of the acquisition, the Company has completed a $526,000 equity financing, with the issuance of 2,630,000 units consisting of one common share and one warrant at a price of $0.20 per unit (the "Private Placement"). Haywood Securities Inc. received a finder's fee of $20,800 in cash and 156,000 units of the Company. The shares and warrants issued on the financing and as part of the finders fee are subject to a hold period expiring November 23, 2003. 1,350,000 of the units were issued on a flow-through basis.

The Company is proceeding with the exploration programs on its Attawapiskat Property, in the Attawapiskat area of Northern Ontario. Goldaur also has significant gold properties in the Kirland Lake gold camp and the directors are reviewing various options for the development of these properties.

Pursuant to the financing, John Tognetti acquired 425,000 shares of the Company and warrants to acquire an additional 425,000 shares of the Company. Prior to the acquis ition, Mr. Tognetti owned and exercised control over 149,333 shares of the Company. Upon completion of the financing, Mr. Tognetti owns and exercises controls over 574,333 shares of the Company representing 8.46% of the outstanding shares of Company on a non-diluted basis and holds warrants which, if exercised, could increase his holdings in the Company to 999,333 common shares representing 13.86% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

In addition, Mr. Ian A. Macintosh, a shareholder of Goldaur Resources Inc. acquired 100,000 shares of the Company pursuant to the financing and warrants to acquire an additional 100,000 shares of the Company. Pursuant to the acquisition, Mr. Macintosh acquired, in exchange for his shares in Goldaur, 869,868 shares of the Company and warrants and contingent value rights to acquire and additional 1,217,810 shares of the Company. Upon completion of the financing and the acquisition, Mr. Macintosh owns and exercises controls over 969,869 shares of the Company representing 14.29% of the outstanding shares of Company on a non-diluted basis and holds warrants and rights which, if exercised, could increase his holdings in the Company to 2,287,679 common shares representing 28.23% of the then outstanding shares of Company, assuming no other shares of the Company are issued.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey
President at (604) 222-4971

VAULT MINERALS INC.

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

July 23, 2003 – Vault Systems Inc. (the "Company") announces the granting of an aggregate of 1,150,000 incentive stock options to certain directors, officers, employees and consultants of the Company, pursuant to the Company's stock option plan. The options are exercisable for six months (as to 300,000 options) and two years (as to 850,000 options) at a price of $0.40 per share and are subject to the approval of the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey
President at (604) 222-4971

VAULT MINERALS INC.

(formerly Vault Systems Inc.)

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6

Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

June 20, 2003 – Vault Systems Inc. (the "Company") advises that the Company has completed the consolidation of its share capital on the basis of 6 old shares for 1 new share, as announced in the Company's news release of May 16, 2003, and has concurrently changed its name to Vault Minerals Inc.

Effective June 18, 2003, the common shares of Vault Minerals Inc. commenced trading on the TSX Venture Exchange under the new symbol "VMI.T".

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey

President at (604) 222-4971

Vault Systems Inc.	430-580 Hornby Street	Telephone: (604) 687-4456
	Vancouver, BC	Facsimile: (604) 687-0586
	V6C 3B6	Email: jmmackey@telus.net

May 20, 2003 **News Release**

Vault Systems Inc. (the "Company") and Haywood Securities Inc. have revised the terms of the Company's previously announced private placement.

The new terms of the private placement are as follows:

- 2,600,000 post consolidation shares (of which up to 1,300,000 are flow-through) at a price of $0.20 per share for total proceeds of $520,000 with warrants attached to purchase 2,600,000 shares at a price of $0.30 per share for a two year period,
- Haywood to receive a cash commission of $20,800 and 156,000 units.

The placement is conditionally acceptable to the TSX Venture Exchange.

At the Company's AGM held on May 16th, 2003, shareholders approved:

- six old shares for one new share consolidation,
- Agreement dated March 13, 203 between the Company and Goldaur Resources Inc. whereby the Company will acquire Goldaur (see the Company's News Release dated March 14, 2003 for details of this acquisition),
- election of the following as directors; J. Michael Mackey, David Rees, Andrew Chater, H. Barry Hemsworth, and William Schmidt,
- change of name to Vault Minerals Inc.,
- amendment to existing stock option plan to 20% of the issued and outstanding shares of the Company post-consolidation.

VAULT SYSTEMS INC.

"J. Michael Mackey"

J. Michael Mackey,
President

VAULT SYSTEMS INC.

430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

March 14, 2003. Vault Systems Inc. (the "Company") has entered into an agreement to acquire Goldaur Resources hc., a privately held Ontario company. The proposed acquisition is by way of statutory amalgamation under which a newly formed Ontario incorporated subsidiary of the Company would amalgamate with Goldaur. Under the amalgamation Goldaur shareholders will receive an aggregate of 2.5 million shares (post 6 for 1 consolidation) of the Company. Goldaur shareholders will also receive contingent rights to receive an additional 500,000 shares if the Company has not raised $1,000,000 of new equity financing by December 31, 2003 and a further 500,000 shares if the requisite $1,000,000 of new equity financing has not been raised by June 30, 2004. The acquisition will form the basis of the Company's reactivation plan and is subject to all necessary shareholder and regulatory approvals, including the approval of Goldaur shareholders.

Following completion of the proposed (see March 3, 2003 news release) share consolidation, debt settlement and private placement, the Company will have 3,999,562 shares outstanding (6,254,562 fully diluted). As such, Goldaur shareholders (approximately 44 in number) will hold 38.5% of the company's outstanding common shares (28.6% of the Company's common shares on a fully diluted basis). The largest Goldaur shareholder would hold 13.5% of the Company's common shares (10.03% fully diluted). If the contingent rights to acquire an additional 1,000,000 shares of the company were fully effected for failure to raise sufficient new equity, Goldaur shareholders would hold 46.7% of the company's outstanding shares (35.6% fully diluted) with the largest Goldaur shareholder holding 16.4% of the Company's outstanding shares (12.6% fully diluted). For the purpose of share calculations in this paragraph, the $420,000 convertible notes to be issued are deemed to be converted into units.

Goldaur Resources Inc. is a private company engaged in exploration for gold and diamonds. Its Lebel Project consists of 60 contiguous mining claims located in Ontario's historic Kirkland Lake gold camp. The property incorporates 8 inactive mining and exploration shafts, two of which, the Bidgood and Moffat-Hall, were former small-scale gold producers. Goldaur has identified a number of exploration targets on this property. Goldaur also owns 404 mining claim units in northeastern Ontario that it acquired for the purposes of diamond exploration.

The Company has received, or is about to receive, advances totalling $260,000 which will be repaid from the proceeds of the $420,000 convertible notes offering announced March 3, 2003. Up to 80,000 bonus shares may be issued in connection with these advances subject to stock exchange approval.

FOR FURTHER INFORMATION PLEASE CONTACT:

"Michael Mackey"

Michael Mackey

President at (604) 222-4971

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**

VAULT SYSTEMS INC.
430 – 580 Hornby Street
Vancouver, B.C. Canada V6C 3B6

Item 2. **Date of Material Change**

March 14, 2003

Item 3. **Press Release**

Vault Systems Inc. (the "Issuer") issued a press release on March 14, 2003 through the facilities of Stockwatch and Market News.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President, at +(604) 222-4971.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 14th day of March 2003.

____
Michael Mackey, President

VAULT SYSTEMS INC.
430 – 580 Hornby Street, Vancouver, B.C. Canada V6C 3B6
Telephone: (604) 687-4456 Facsimile: (604) 687-0586

NEWS RELEASE

March 3, 2003 – Vault Systems Inc. has reached agreement, subject to regulatory approval, for the private placement of $420,000 of one-year 8% convertible notes. The notes will be convertible, following a 6 (old shares) for 1 (new share) consolidation, into units on the basis of one unit for every $0.20 of principal amount outstanding. Each unit will consist of a common share (post-consolidated) and a warrant entitling the holder to purchase an additional common share (post-consolidated) for two years at $0.30 per share. The notes and warrants will be subject to forced conversion if the common shares trade at not less than 300% of the respective conversion/exercise prices for twenty consecutive trading days. The consolidation will be proposed at the Company's annual meeting to be scheduled in early May 2003.

Proceeds will be used for staking mining claims in northern Ontario and for working capital. The Company is in negotiations for acquisition of additional interests in the area. If successful, this acquisition will form the basis of the Company's reactivation.

A portion of the private placement is being completed by insiders from the proceeds of the recent market sale of 2,500,000 shares (pre-consolidated) at $0.04 per share. Haywood Securities Inc. assisted with the purchase of these securities and will receive a finder's fee and a one year financing right of first refusal, in connection with the issuance of convertible notes.

The Company has also agreed, subject to regulatory approval, to issue 500,000 post-consolidated shares in settlement of $100,000 of outstanding debt.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Mackey

President at (604) 222-4971

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release **January 3, 2002**

Vault Systems Inc. (the 'Company') symbol (VSY - CDNX) announces a private placement of 1 million units at a price of $0.10 per unit (each unit to consist of 1 share and 1 two year share purchase warrant). Warrants are exercisable at a price of $0.10 per share.

The funds will be used for working capital.

Approved on Behalf of the Board of Directors

"J.M. Mackey"

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release **December 3, 2001**

Vault Systems Inc. (the 'Company') symbol (VSY - CDNX) announces a private placement of 2 million units at a price of $0.10 per unit (each unit to consist of 1 share and 1 two year share purchase warrant). Warrants are exercisable at a price of $0.10 per share during the first year and $0.15 per share during the second year from the date of issuance.

The funds will be used for working capital.

Approved on Behalf of the Board of Directors

"J.M. Mackey"

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release **November 27, 2001**

Vault Systems Inc. (the 'Company') symbol (VSY - CDNX) announces a private placement of 2 million units at a price of $0.05 per unit (each unit to consist of 1 share and 1 share purchase warrant). Warrants are exercisable at a price of $0.10 per share for a period of one year form the date of issuance.

The funds will be used for working capital.

Approved on Behalf of the Board of Directors

"J.M. Mackey"

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release **November 20, 2001**

Vault Systems Inc. (the 'Company') symbol (VSY - CDNX) announces that it has acquired a non-exclusive worldwide license to the eMedical Explorer procurement technology for 20 years with an option to renew for 20 years by mutual consent of the parties pursuant to the terms of it's May 23, 2001 Agreement with INToo Software Corporation (INToo). The parties further agree to pay 20% of the net revenues realized by license of eMedical Explorer to a third party to the Company or INToo as the case may be.

Due to the failure to receive certain deliverables contracted for in audit and consultant engagement letters with the Company's former auditors, the Company has been unable to raise the funds necessary to complete the rest of the proposed transactions with INToo under the terms of the May 23, 2001 Agreement (see May 29, 2001 News Release) and accordingly, those parts of the Agreement have been terminated.

The Company will write down the $500,000 value attributed to the INToo software in its financial statements.

Based on research of healthcare technology needs and consultation with medical professionals the Company plans to develop applications for the healthcare industry initially focusing on an EMR (Electronic Medical Record) system to provide an overall solution for an automated system for entry and extraction of patient data utilizing an ASP (Application Service Provider) model to deliver solutions over the Internet for both monthly and transaction fees to medical facilities. The software will have the same look and feel as current medical records.

The system will also incorporate wireless and remote server solutions. The Company has identified beta test sites for the software.

The Company plans a private placement of shares to provide working capital and fund the initial design and development of the system. Additional funding will be required to market and fine-tune the system. Working capital as at October 31, 2001 was $20,000. The Company is an inactive Issuer and cannot at this date grant new incentive stock options nor can options previously granted to insiders be exercised.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Approved on Behalf of the Board of Directors

"J.M. Mackey"

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release

July 26, 2001

Vault Systems Inc. (the 'Company') symbol (VSI – CDNX) announces that independent software consultants have been retained to evaluate the computer application software developed by INToo Software Corporation and subject of the Company's Agreement with INToo dated May 23, 2001.

The proprietary software is an overall solution for an automated system for entry and extraction of patient data on a secure central server infrastructure to assist physicians and other healthcare providers. The system is also being developed as a handheld wireless solution for use in a clinical environment. The data will be accessible locally via wireless network and LAN, and remotely via cellular or landline telephone networks. This system forms part of a larger Internet portal focused on providing a comprehensive medical software suite including procurement, management, and administration and data integration.

The independent audit is expected to be completed by July month end and the Company will issue a news release after reviewing the audit.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Approved on Behalf of the Board of Directors

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

News Release **May 29, 2001**

Vault Acquires Electronic Medical Record (EMR) Computer Application Software from INToo Software Corporation/Sets Annual General Meeting Date.

VAULT SYSTEMS INC. Richmond, Canada (CNDX – VSY) (the "Company") announces that is has signed an Agreement with INToo Software Corporation ("INToo") dated May 23, 2001 (the "Agreement").

Under the terms of the Agreement the Company acquires:

- The EMR system including all program design specifications, source code, all rights with respect to development, licensing, support, maintenance distribution, supply or exploitation of the system and associated software applications including the Bedside Registration System and enhancement.

- An option to acquire full ownership of the Medical Mobile Software for 3 years for payment of $500,000 or the equivalent in the Company's treasury shares based on the then market price of the Company's shares.

- A non-exclusive world wide license to Emedical Explorer procurement technology ("Emedical Explorer") for 20 years with an option to renew for 20 years by mutual consent of the parties.

If within 5 years from the date of the Agreement INToo:

- Sells Emedical Explorer to a third party INToo shall pay the Company 20% of the sale price

- Licenses Emedical Explorer to a third party INToo shall pay the Company 20% of the net revenues it receives.

The Company agrees to:

- Pay INToo $21,800 on closing

- Pay INToo 20% of net revenues realized by the Company licensing Emedical Explorer to third parties.

- Issue to INToo treasury shares equal to 19% of the total issued and outstanding shares of the Company after completion of the first $1,000,000 in financing by the Company in conjunction with the transactions contemplated in this Agreement together with a share purchase warrant to acquire an additional 700,000 of the Company's common shares for 2 years from the date of the Agreement.

The above terms and conditions are subject to the approval of the CDNX. A previous agreement between the parties dated August 23, 2000 has been terminated.

The proprietary software is an overall solution for an automated system for entry and extraction of patient data on a secure central server infrastructure to assist physicians and other healthcare providers. The system is also being developed as a handheld wireless solution for use in a clinical environment. The data will be accessible locally via wireless network and LAN, and remotely via cellular or landline telephone networks. This system forms part of a larger Internet portal focused on providing a comprehensive medical software suite including procurement, management, and administration and data integration.

The Emedical Explorer system seamlessly integrates with legacy systems and improves their functionality.

The Bedside Registration system includes a handheld device, baseline radio network, an up-link server and secure access to a data network.

In addition the Company has set June 29, 2001 as the date for its Annual General Meeting.

Approved on Behalf of the Board of Directors

J. Michael Mackey, President & COO

For further information contact:
J. Michael Mackey
Tel 604-222-4971
Fax 604-222-2103
Email: jmmackey@telus.net

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

April 24, 2001

NEWS RELEASE

VAULT SYSTEMS INC. Vancouver, Canada (CNDX - VSY) (the "Company") is pleased to announce that the Canadian Venture Exchange (CDNX) has agreed to an extension to the term of the 1,500,000 non-transferable share purchase warrants (the "Warrants") issued by the company on April, 2000 from the original expiry date of April 5, 2001 to the new expiry date of April 5, 2002.

The exercise price of the Warrants to be $2.00.

None of the Warrants issued by the Company have been exercised to this date.

Approved on Behalf of the Board of Directors
J. Michael Mackey, President & COO

VAULT SYSTEMS INC.
430 - 580 Hornby Street
Vancouver, B.C. V6C 3B6
(604) 687-4456

March 7, 2001

NEWS RELEASE

VAULT SYSTEMS INC. Vancouver, Canada (CNDX - VSY) (the "Company") is making application to the Canadian Venture Exchange to extend from one year to two years the term of the share purchase Warrants (to purchase 1,500,000 shares at a price of $1.00 per share) previously approved on April 5, 2000. Subject to Canadian Venture Exchange approval the Warrants shall expire on April 5, 2002.

Approved on Behalf of the Board of Directors
J. Michael Mackey, President & COO

Press Release **January 24, 2001**

VAULT SYSTEMS INC. Richmond, Canada (CNDX - VSY) (the "Company") is pleased to announce that it has completed 'Alpha' testing of two of its proprietary software solutions for the Healthcare industry; (project named eMedical Explorer);

Baseline procurement/business to business program
Patient information/bedside registration program.

The Company has entered into a letter of Intent ("LOI") with Cambie Surgery Centre, a leading healthcare provider, to Beta test both software solutions. Negotiations with other beta test sites in the US and Canada are proceeding.

The proprietary software is an overall solution for an automated system for entry and extraction of patient data on a secure central server infrastructure to assist physicians and other healthcare providers. The system is also being developed as a handheld wireless solution for use in a clinical environment. The data will be accessible locally via wireless network and LAN, and remotely via cellular or landline telephone networks. This system forms part of a larger Internet portal focused on providing a comprehensive medical software suite including procurement, management, administration and data integration.

The eMedical Explorer system seamlessly integrates with legacy systems and improves their functionality.

The bedside registration system includes a handheld device, baseline radio network, an up-link server and secure access to a data network.

The Company plans to mail an information circular to shareholders re its acquisition of eMedical Explorer ("the Acquisition") for their approval of the transaction by disinterested shareholders.

Upon approval of the acquisition the Company will undertake a $2.5 million private placement of special warrants. Canaccord Capital Corporation has agreed to act as agent for the Company with respect to the private placement.

Concurrently with the acquisition of the eMedical Explorer system, the Company intends to change its name to Medelink Systems Inc., subject to shareholder approval.

Completion of the above transaction is subject to a number of conditions, including but not limited to Exchange acceptance and disinterested shareholder approval. The transactions cannot close until the required shareholder approval is obtained. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.
The Canadian Venture Exchange has not reviewed and does not accept

responsibility for the adequacy or accuracy of the contents of this news release.

Approved on Behalf of the Board of Directors
J. Michael Mackey, President & COO